NOTICE OF 2024

# Annual Meeting & Proxy Statement

LA-Z-BOY®
INCORPORATED



# We Believe in the Transformational
# POWER OF COMFORT

## MISSION STATEMENT

Lead the global furnishings industry by leveraging our expertise in comfort, providing the best consumer experience, creating the highest quality products, and empowering our people to transform rooms, homes, and communities.

LA-Z-BOY
INCORPORATED

LA-Z-BOY
INCORPORATED

# NOTICE OF 2024 ANNUAL MEETING OF SHAREHOLDERS

## To Our Shareholders:

La-Z-Boy Incorporated will hold its 2024 Annual Meeting of Shareholders (the "Annual Meeting") on Tuesday, August 27, 2024, beginning at 9:30 a.m., Eastern Daylight Time, in the Wright Room of The Westin Detroit Metropolitan Airport, 2501 Worldgateway Place, Detroit, Michigan.

## Your Vote Is Important

To make sure your shares are represented, please cast your vote as soon as possible in one of the following ways:

**Online**
www.proxyvote.com

**By Phone**
1-800-690-6903

**By Mail**
Completing, dating, signing and returning your proxy card

If you attend the Annual Meeting and prefer to vote in person, you will be able to do so and your vote at the Annual Meeting will revoke any proxy you have previously submitted.

## Items of Business:

- to elect the ten director nominees named in the attached Proxy Statement for an annual term until the 2025 annual meeting;
- to ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for FY 2025;
- to approve, through a non-binding advisory vote, the compensation of our named executive officers as disclosed in the attached Proxy Statement;
- to approve the La-Z-Boy Incorporated 2024 Omnibus Incentive Plan; and
- act upon such other business as may properly come before the meeting or any adjournment thereof.

Only shareholders of record at the close of business on June 28, 2024, are entitled to notice of and to vote at the Annual Meeting. We hope you will read the attached Proxy Statement, which contains detailed information about the matters we are asking you to vote on. We recommend that you vote in accordance with the Board of Directors' recommendations as set forth in the Proxy Statement. Your vote is very important to us. Whether or not you attend the Annual Meeting, we urge you to promptly vote and submit your proxy via a toll-free number or over the Internet, as detailed above. If you received a paper copy of the proxy card by mail, you may submit your proxy by signing, dating and mailing the proxy card in the envelope provided.

BY ORDER OF THE BOARD OF DIRECTORS

**Uzma Ahmad**

Vice President, Deputy General Counsel and Corporate Secretary

**Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to be held on August 27, 2024**

Our Proxy Statement and 2024 Annual Report are available online at http://www.proxyvote.com.

INTENTIONALLY LEFT BLANK

# TABLE OF CONTENTS

**INTENTIONALLY LEFT BLANK**

# PROXY STATEMENT SUMMARY

This summary is an overview of certain information in this Proxy Statement. As this is only a summary, before you vote, please review the complete Proxy Statement and our annual report to shareholders for the fiscal year ("FY") ended April 27, 2024 (the "2024 Annual Report").

We will hold the 2024 Annual Meeting of Shareholders (the "Annual Meeting") of La-Z-Boy Incorporated (the "company") on Tuesday, August 27, 2024, beginning at 9:30 a.m., Eastern Daylight Time, in the Wright Room of The Westin Detroit Metropolitan Airport, 2501 Worldgateway Place, Detroit, Michigan.

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of La-Z-Boy Incorporated (the "Board of Directors" or "Board") of proxies to be voted at the Annual Meeting. This Proxy Statement, Notice of 2024 Annual Meeting of Shareholders, accompanying proxy card and the 2024 Annual Report are available at http://www.proxyvote.com. This Proxy Statement has been prepared by our management and approved by the Board, and is being sent or made available to our shareholders on or about July 17, 2024.

## Proposals and Voting Recommendations

| | Proposals | Board's Voting Recommendation |
|---|---|---|
| 1 | Elect the ten director nominees named in the Proxy Statement for a one-year term | **FOR each nominee** |
| 2 | Ratify the selection of our independent registered public accounting firm for FY 2025 | **FOR** |
| 3 | Approve, through a non-binding advisory vote, the compensation of our named executive officers | **FOR** |
| 4 | Approve the La-Z-Boy Incorporated 2024 Omnibus Incentive Plan | **FOR** |

## Director Nominees

| Nominee | Independent | Director Since | Primary (or Former) Occupation | Committees |
|---|---|---|---|---|
| Erika L. Alexander | ✓ | 2021 | Chief Global Officer, Global Operations, Marriott International, Inc. | N |
| Sarah M. Gallagher | ✓ | 2016 | Former President, Ralph Lauren North America e-Commerce | C |
| James P. Hackett | ✓ | 2021 | Former President and CEO, Ford Motor Company | N (Chair) |
| Raza S. Haider | ✓ | 2023 | Chief Product and Supply Chain Officer, Bose Corporation | N |
| Janet E. Kerr | ✓ | 2009 | Professor Emeritus, Pepperdine Caruso School of Law | N |
| Mark S. LaVigne | ✓ | 2023 | President and CEO, Energizer Holdings, Inc. | A |
| Michael T. Lawton* | ✓ | 2013 | Former Executive Vice President & CFO, Domino's Pizza, Inc. | A, C |
| Rebecca L. O'Grady | ✓ | 2019 | Former CMO International Marketing, e-Commerce & Consumer Insights, General Mills | C (Chair) |
| Lauren B. Peters | ✓ | 2016 | Former Executive Vice President & CFO, Foot Locker, Inc. | A (Chair) |
| Melinda D. Whittington | | 2021 | Our President and CEO | |

**A** Audit

**C** Compensation and Talent Oversight

**N** Nominating and Governance

● Committee Chair

* Chair of the Board

# Corporate Governance Highlights

Our Board of Directors is committed to strong corporate governance as a driver of long-term shareholder value. More information on our key corporate governance practices can be found in this Proxy Statement as indicated below:

| | | | |
|---|---|---|---|
| **6** | Annual election of directors; no classified Board | **23** | Anti-hedging and anti-pledging policies in place |
| **6** | Majority voting/director resignation policy for uncontested elections | **23** | Director overboarding policy in place and reviewed annually |
| **20** | 9 of 10 director nominees are independent | **23** | Regular executive sessions of independent directors |
| **20** | Independent, non-executive Chair of the Board | **25** | All Board committees comprised of independent directors |
| **22** | Annual Board, committee and director self-evaluations | **76** | One class of stock with each share entitled to one vote |
| **22** | Strong stock ownership guidelines for directors and executive officers | | |

# Strategic, Financial and Operational Highlights

## Our Purpose

We believe in the transformational power of comfort. Our purpose is to lead the global furnishings industry by leveraging our expertise in comfort, providing an excellent consumer experience, creating high quality products, and empowering our people to transform rooms, homes, and communities.

## Our Century Vision

In FY 2024, we relentlessly focused on executing our Century Vision growth strategy. Our Century Vision goals are to grow sales at double the rate of the furniture and home furnishings industry and deliver double-digit operating margins over the long-term. The foundation of our strategic plan is to drive disproportionate growth of our two consumer brands, La-Z-Boy and Joybird, by delivering the transformational power of comfort with a consumer-first approach.

LA-Z-BOY® INCORPORATED

**Expand La-Z-Boy Brand Reach**

- Leverage iconic brand and compelling comfort message
- Drive consumer-led innovation
- Meet consumers where they want to shop by expanding La-Z-Boy Furniture Galleries® network and wholesale distribution partnerships
- Accelerate omni-channel capabilities

JOYBIRD

**Profitably Grow Joybird Brand**

- Expand brand awareness
- Leverage DTC strengths in modern furniture



**Enhance Enterprise Capabilities**

- Continue to build agile supply chain improving efficiencies
- Advance modern IT technology and data capability
- Deliver a human-centered employee experience

## Our FY 2024 Operational Highlights

FY 2024 was a dynamic year highlighted by solid execution and strategic investments to further strengthen our enterprise against a backdrop of challenging macroeconomic trends and a further slowdown in the furniture and home furnishings industry over the fiscal year. Despite this, we took measurable steps towards our Century Vision growth strategy as we approach our 100-year anniversary and focused on our brand value proposition – comfortable custom furniture with quick delivery – a key differentiator in the fragmented market. As a result, we outperformed the industry and gained market share, helping to position our company to capitalize on stronger macroeconomic and industry trends when they emerge.

In FY 2024, we delivered solid results despite macroeconomic and furniture industry headwinds. Consolidated sales were $2.0 billion, a decrease of 13% from the prior fiscal year. Sales in FY 2023 were fueled by the delivery of a significant backlog of approximately $300 million resulting from heightened demand during prior periods. As a result, the decrease in sales during FY 2024 reflect a return to industry-wide seasonal trends relative to a historically high comparative period combined with a challenging consumer environment. Absent this backlog, sales were relatively flat in FY 2024 compared with FY 2023. As we faced a challenging macroeconomic environment in FY 2024, we remained focused on investing prudently to strengthen our capabilities and drive long-term profitable growth through our Century Vision strategic plan. During the year, we made significant progress on a number of our Century Vision objectives.

Specifically, for the La-Z-Boy brand:

- Our Retail segment grew with the opening of six company-owned stores and the acquisition of 11 independent La-Z-Boy Furniture Galleries® stores, the most company-owned store openings and independent store acquisitions we have completed in a single year since FY 2018 and FY 2017, respectively
- Our Wholesale business also expanded into new channels and had growth with existing partners. Our refined channel strategy has allowed us to grow both our footprint and our share of voice, with strategic partnerships such as Rooms to Go
- This past fiscal year we also launched “Long Live The Lazy” (“LLTL”), our new brand campaign that leverages data-based consumer insights research aimed at broadening the appeal of La-Z-Boy to more consumers. Since launching the LLTL brand campaign, we have been successful in increasing brand awareness, consideration, and purchase intent, capturing the attention of a broader consumer base

For Joybird, our digitally native brand:

- Joybird opened its twelfth small-format urban showroom in FY 2024 and we continued to optimize the brand to deliver a balance of sales growth and profitability

We also strengthened foundational capabilities across the company:

- We focused on building a more agile business model and made productivity improvements to optimize our global supply chain
- Heading into FY 2024, we made leadership organization changes designed to more effectively align the operation of our business units across the La-Z-Boy brand, our entire Furniture Galleries Network, and our portfolio of other brands

### Our FY 2024 Financial Results

Consolidated sales of
**$2.0B**
13% decrease from FY 2023

GAAP operating margin of
**7.4%**
160 bps decrease from FY 2023

Non-GAAP operating margin of
**7.8%**
170 bps decrease from FY 2023

GAAP Diluted EPS of
**$2.83**
19% decrease from FY 2023

Non-GAAP Diluted EPS of
**$2.98**
23% decrease from FY 2023

GAAP operating cash flow
**$158.1 M**
23% decrease from FY 2023

See Appendix A of this Proxy Statement for information regarding non-GAAP financial measures, including a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures.

### Long-Term Return to Shareholders

**$132M**
5-Year Total Dividends Paid

**$236M**
5-Year Total Share Repurchases

**$368M**
Total Returned to Shareholders over 5 Years

# Executive Compensation Highlights

## Executive Compensation Approach

Our executive compensation program is designed to:

- ✔ pay for performance
- ✔ require significant stock ownership
- ✔ support business strategy
- ✔ reward for total shareholder return
- ✔ provide market competitive opportunities
- ✔ manage costs

## Summary of Executive Compensation Practices

| What We Do | What We Don't Do |
|---|---|
| ✔ Pay for performance – Our named executive officer (“NEO”) compensation program emphasizes variable pay over fixed pay. A majority of NEO target annual compensation is at-risk and linked to our financial and/or stock performance | ✘ Do not provide employment agreements |
| ✔ Establish and monitor compliance with stock ownership guidelines for executives – Our expectations for stock ownership further align NEOs’ interests with those of our shareholders | ✘ Do not gross up excise taxes upon a change in control |
| ✔ Use relative total shareholder return in long-term performance-based share awards | ✘ Do not reprice options without shareholder approval |
| ✔ Mitigate undue risk – We have maximum caps on potential incentive payments and a clawback policy on performance-based compensation | ✘ Do not pay dividends on unearned performance-based shares or units |
| ✔ Appoint only independent directors to the Compensation and Talent Oversight Committee | ✘ Do not have single trigger vesting of equity-based awards upon a change in control |
| ✔ The Compensation and Talent Oversight Committee engages an independent compensation consultant to assist it and the Board with executive compensation program design and review | ✘ Do not provide excessive perquisites |
| ✔ Provide severance and change-in-control arrangements that are designed to be aligned with market practices, including the use of double-trigger change-in-control severance agreements | |

## Pay for Performance

As shown below, the majority of the target total direct compensation for our chief executive officer (“CEO”) and, on average, for our other NEOs is performance-based and “at risk.”

CEO


83% At Risk

Other NEOs (Average)


67% At Risk

# BOARD AND CORPORATE GOVERNANCE MATTERS

## Proposal 1: Election of Directors

The Board of Directors has nominated ten director nominees to serve an annual term that will expire at the following annual meeting of shareholders. Each director will hold office until their successor has been elected and qualified or until the director's earlier resignation or removal. Our Board currently has ten directors. The Board has determined, upon the recommendation of the Nominating and Governance Committee, to nominate the current ten directors for election at the Annual Meeting. In addition, the Board remains committed to seeking additional expertise and fresh perspective to advance our strategy. The ten director nominees are:

| | | | |
|---|---|---|---|
| **Erika L. Alexander** | **Raza S. Haider** | **Michael T. Lawton** | **Melinda D. Whittington** |
| **Sarah M. Gallagher** | **Janet E. Kerr** | **Rebecca L. O'Grady** | |
| **James P. Hackett** | **Mark S. LaVigne** | **Lauren B. Peters** | |

Each director nominee has consented to being named in this Proxy Statement and has agreed to serve if elected. If a director nominee is unable to stand for election, the Board may either reduce the number of directors to be elected or select a substitute nominee. If a substitute nominee is selected, the proxy holders may vote shares subject to proxies for the substitute nominee.

In accordance with Michigan law and our bylaws, directors will be elected at the meeting by a plurality of votes cast. The director nominees who receive the highest through the tenth highest number of votes will be elected, regardless of any votes that are not cast for the election of those nominees, including broker non-votes and withholding of authority. Under our Corporate Governance Guidelines, however, any director who does not receive a majority of the votes cast in an uncontested election must submit their resignation promptly following certification of the vote. Within 90 days following certification of the vote, the Board of Directors, excluding the director failing to receive a majority of the votes cast, will decide whether to accept the offered resignation and the company will promptly publicly disclose the Board's decision. Any vacancy created by acceptance of an offered resignation could then be filled by the Board pursuant to our bylaws.

**The Board recommends that you vote "FOR" the election of each of the ten Director Nominees named in this Proxy Statement.**

## Director Nominee Qualifications

The Board of Directors, acting through its Nominating and Governance Committee, seeks directors who collectively possess the experience, skills, backgrounds, and other qualifications necessary to effectively oversee our company in our current and evolving business circumstances. The Nominating and Governance Committee seeks directors with established records of significant accomplishments in business and areas relevant to our business strategies. In determining the slate of director nominees, the committee reviews the Board's size and the experience, skills and other qualifications, and time commitments of our current directors and director nominees.

The following chart summarizes each director nominee's key experience, skills, and other qualifications.

| Experience/Skills/Qualifications | Erika Alexander | Sarah Gallagher | James Hackett | Raza Haider | Janet Kerr | Mark LaVigne | Michael Lawton | Rebecca O'Grady | Lauren Peters | Melinda Whittington |
|---|---|---|---|---|---|---|---|---|---|---|
| Leadership Experience | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● |
| Public Company Board Experience | | ● | ● | | ● | ● | ● | | ● | ● |
| Finance | | | ● | ● | ● | ● | ● | ● | ● | ● |
| Technology and Digital | ● | ● | ● | ● | ● | ● | ● | | ● | ● |
| Retail | ● | ● | | ● | ● | | ● | ● | ● | ● |
| Consumer Marketing | ● | ● | | ● | ● | ● | ● | ● | ● | ● |
| Global Perspective | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● |
| Sourcing/Manufacturing | ● | ● | ● | ● | | ● | ● | ● | | ● |
| Human Capital Management | ● | ● | ● | ● | | ● | ● | ● | ● | ● |
| Risk Management | ● | | ● | ● | ● | ● | ● | ● | ● | ● |

| Experience, Skills & Qualifications | How These Fit the Characteristics of Our Business | How These Align with Our Century Vision Strategy |
|---|---|---|
| Leadership Experience | We believe that directors with executive leadership experience, derived from their service as executives and entrepreneurs, provide valuable insights. They have an established record of leadership and a practical understanding of complex organizations, strategy development in a rapidly changing business environment, effective risk management, and ways to maintain top-level industry performance and drive growth. | All strategic pillars |
| Public Company Board Experience | La-Z-Boy is committed to the highest standards of corporate governance and ethical business conduct. We believe that directors who serve on the boards of other publicly-traded companies have a well-developed understanding of corporate governance and compliance best practices. They also share insights on enhancing board effectiveness, maintaining board independence, and driving meaningful succession planning. | All strategic pillars |
| Finance | La-Z-Boy's reputation and success are partly dependent on accurate financial reporting and robust financial oversight. Therefore, we seek to have directors who qualify as audit committee financial experts (as defined by SEC rules) and who are financially literate. We also seek directors with mergers and acquisitions experience to support our growth strategy. | All strategic pillars |
| Technology and Digital | Directors who understand digital technology, enabled e-commerce platforms, and data analytics provide critical insight as we apply new technologies and analysis to transform our business operations and enhance our customer experience. In addition, our directors' cybersecurity experience is important to our Board's risk management responsibilities. Experience or expertise in information technology helps us pursue and achieve our business objectives. | All strategic pillars |
| Retail | Directors who understand retail operations and services, including traditional and e-commerce market channels, help us to better understand our markets and the needs of our retail customers. | Meet consumers where they want to shop & Expand the La-Z-Boy Furniture Galleries Network |
| Consumer Marketing | Directors with knowledge of consumer goods markets and marketing provide crucial insights as we maintain and enhance our brand, develop new and existing markets, and implement our growth strategies. | Expand La-Z-Boy Brand Reach & Profitably Grow Joybird Brand |
| Global Perspective | As one of the world's leading residential furniture producers with international manufacturing and sales operations, our future success depends, in part, on how well we manage and grow our businesses outside the United States. Directors with global business or international experience provide valued perspectives on our operations. | Expand La-Z-Boy Brand Reach, Profitably Grow Joybird Brand & Enhance Enterprise Capabilities - Agile Supply Chain |
| Sourcing/ Manufacturing | In our highly-competitive industry, innovation and continuous improvement in sourcing and manufacturing are key competitive advantages. Having directors who can bring insights from other industries and companies is fundamental to our success. | Enhance Enterprise Capabilities - Agile Supply Chain |
| Human Capital Management | Talent management is important at all levels of our company, but it is particularly critical with respect to succession planning for senior executives. Having directors with human capital management and talent management experience is important to ensure smooth transitions and appropriate succession planning, as well as to foster a productive and safe working environment. This expertise also covers risks and opportunities associated with corporate culture, diversity and inclusion, and employee engagement, all areas that are drivers of long-term shareholder value. | Enhance Enterprise Capabilities - People First Employee Experience |
| Risk Management | Directors with risk management experience provide critical insights as the Board oversees the company's enterprise risk management processes and the major risks facing the company. | All strategic pillars |

# Board Composition and Director Selection

Our Nominating and Governance Committee is responsible for recommending to the Board director candidates to fill current and anticipated Board vacancies. The committee identifies and evaluates potential candidates from recommendations from the committee's own members and referrals from other Board members, management, shareholders, or other outside sources, including professional recruiting firms. Shareholders may recommend director nominees for election at an annual meeting of shareholders pursuant to the process set forth in our Corporate Governance Guidelines. All such recommendations by shareholders will be evaluated by the Nominating and Governance Committee. Shareholders may also directly nominate candidates for election as directors pursuant to the provisions of our bylaws, as described more fully on page 78 of this Proxy Statement. In evaluating proposed candidates, the committee may review their resumes, obtain references, and conduct personal interviews.

When evaluating director candidates, the Nominating and Governance Committee considers, among other factors, the Board's current and future needs for specific skills and the candidate's integrity, independence, leadership, substantial accomplishments, ethical reputation, ability to exercise sound judgment and provide insightful counsel to management, and ability to make the appropriate time commitment to the Board.

Although we do not have a formal diversity policy, as stated in our Corporate Governance Guidelines, the Board believes that diversity helps to create a high-functioning Board. The Board strives to ensure that it reflects a diverse mix of relevant characteristics, including gender, race, ethnicity, culture, experience, expertise, skills, backgrounds and other characteristics, to address the company's evolving needs, as reflected by our ten director nominees:


Leadership Experience 100%
Public Company Board Experience 70%
Finance 80%
Technology and Digital 90%
Retail 80%
Consumer Marketing 90%
Global Perspective 100%
Sourcing Manufacturing 80%
Human Capital Management 90%
Risk Management 90%


Director Nominee Diversity
70%
Women or Racially/ Ethnically Diverse

| | Erika Alexander | Sarah Gallagher | James Hackett | Raza Haider | Janet Kerr | Mark LaVigne | Michael Lawton | Rebecca O'Grady | Lauren Peters | Melinda Whittington |
|---|---|---|---|---|---|---|---|---|---|---|
| **Tenure** | | | | | | | | | | |
| Approx. Years on Board (as of Annual Meeting) | 3 | 8 | 3.5 | 1 | 15.5 | 1.5 | 11 | 5 | 8 | 3 |
| **Gender** | | | | | | | | | | |
| Female | ✓ | ✓ | | | ✓ | | | ✓ | ✓ | ✓ |
| Male | | | ✓ | ✓ | | ✓ | ✓ | | | |
| **Race/Ethnicity** | | | | | | | | | | |
| Black or African American | ✓ | | | | | | | | | |
| Asian/Middle Eastern | | | | ✓ | | | | | | |
| White | | ✓ | ✓ | | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |

# Director Nominees

Set forth below is certain information concerning our director nominees. Unless otherwise indicated, the principal occupation of each director nominee has been the same for at least five years. Ages shown are as of the date of the 2024 Annual Meeting.

## Erika L. Alexander



**Age:** 57

**Director since:** 2021

**Committee Membership:**

**Nominating and Governance**

### Executive Roles:

- Chief Global Officer, Global Operations of Marriott International, Inc., a company that operates and franchises hotels and licenses vacation ownership resorts globally (January 2021 – present)
- Chief Lodging Services Officer, The Americas of Marriott International, Inc. (July 2015 – December 2020)
- Held various other senior leadership roles with Marriott International, Inc., including for several of Marriott's largest brands
- Associate member of the Inclusion and Social Impact Committee of the Marriott International, Inc. board of directors (2020 – present)

### Other Leadership Roles:

- Executive committee member of the board of directors of Metro Atlanta Chamber of Commerce

### Key Qualifications and Board Impact:

- Ms. Alexander's deep global operational experience, sustainability and human capital management expertise, and keen understanding of brands, the consumer and the dynamics associated with their ever-evolving needs qualify her to serve on our Board.
- As a Chief Global Officer with responsibility for sustainability operations and climate strategy, Ms. Alexander offers valuable experience and insights in the Board's oversight of sustainability.

Leadership Experience | Technology and Digital | Retail | Consumer Marketing | Global Perspective | Sourcing/ Manufacturing | Human Capital Management | Risk Management

## Sarah M. Gallagher



**Age:** 72

**Director since:** 2016

**Committee Membership:**

**Compensation and Talent Oversight**

### Executive Roles:

- Former executive Chairperson of Rebecca Taylor, a women's apparel division of Kellwood Company (August 2014 – August 2015)
- Former President of Ralph Lauren North America e-Commerce, a subsidiary of a lifestyle brand (2007 – 2013)
- Former President of Ralph Lauren Media LLC, a subsidiary of a lifestyle brand (2001 – 2007)
- Formerly held Senior Vice President roles at Banana Republic Direct and Gap Direct (divisions of Gap, Inc., an international retailer of clothing, accessories and personal care products) (1997 – 2001)
- Formerly held senior executive positions at various retailers including Avon Products, Inc. (a direct seller of beauty and related products), Victoria's Secret Catalogue (a retailer of women's lingerie and beauty products), and Lord & Taylor (a retail department store chain)

### Public Boards:

- Previous Public Company Boards: Abercrombie & Fitch Co., a specialty retailer with a portfolio of global lifestyle brands including Abercrombie & Fitch, abercrombie kids, Hollister, and Gilly Hicks (2014 – 2024)

### Other Leadership Roles:

- Member of the advisory board of ActionIQ, Inc. (a customer data platform service provider) since September 2018
- Executive Advisor of FitforCommerce (retail consultants) since August 2016

### Key Qualifications and Board Impact:

- Ms. Gallagher's extensive retail experience with consumer-focused and fashion-oriented brands and over 50 years of experience in consumer-facing retail with 15 years of leadership in e-commerce retail qualify her to serve on our Board.
- As a former senior executive who led cross-functional teams at several Fortune 500 retailers, Ms. Gallagher provides valuable experience and insights in the Board's oversight of the company's omni-channel and retail growth strategy.

Leadership Experience | Public Company Board Experience | Technology and Digital | Retail

Consumer Marketing | Global Perspective | Sourcing/ Manufacturing | Human Capital Management

## James P. Hackett



**Age:** 69

**Director since:** 2021

**Committee Membership:**

**Nominating and Governance (Chair)**

### Executive Roles:

- Former President and Chief Executive Officer (2017 – 2020) and Special Advisor (2020 – March 2021) of Ford Motor Company, an automotive manufacturer
- Former Chairman of Ford Smart Mobility LLC, an emerging mobility services subsidiary of Ford Motor Company (2016 – 2017)
- Former interim Athletic Director of the University of Michigan (2014 – 2016)
- Former President and Chief Executive Officer of Steelcase Inc., an office furniture company (1994 – 2014)

### Public Boards:

- Previous Public Company Boards (Past Five Years): Ford Motor Company, an automotive manufacturer (2013 – 2016, 2017 – 2020)

### Other Leadership Roles:

- Member of the board of directors of State Farm Mutual Automobile Company, a mutual insurance company (since March 2021)

### Key Qualifications and Board Impact:

- Mr. Hackett's long track record of innovative leadership as the former chief executive officer of two public companies with his focus on the evolving needs of consumers in multiple industries, demonstrated by his leadership on smart vehicle technology and the shift to the open office space environment, qualify Mr. Hackett to serve on our Board.
- With over 30 years of experience in the office furniture industry, Mr. Hackett provides valuable experience and insights on industry and competitive trends and in the Board's oversight of the company's consumer-led innovation strategy.

| | | | |
|---|---|---|---|
| Leadership Experience | Public Company Board Experience | Finance | Technology and Digital |
| Global Perspective | Sourcing/ Manufacturing | Human Capital Management | Risk Management |

## Raza S. Haider



**Age:** 47

**Director since:** 2023

**Committee Membership:**

Nominating and Governance

### Executive Roles:

- Chief Product and Supply Chain Officer of Bose Corporation, a global leader in audio systems (2023 – present)
- Chief Product Officer of Bose Corporation (2022 – 2023)
- Senior Vice President – Dell Consumer Products of Dell Technologies Inc. (2018 – 2022)
- Formerly held other senior executive positions at Dell Technologies Inc. (2013 – 2018)
- Former Engagement Manager, McKinsey & Company, Inc. (2006 – 2012)

### Key Qualifications and Board Impact:

- Mr. Haider's extensive technology, digital, and operational experience and his deep understanding of consumer needs and consumer-centric innovation qualify him to serve on our Board.
- Mr. Haider is a proven technology leader who has guided product-driven digital transformations at multibillion dollar companies in the consumer technology industry. Given his product and supply chain expertise, he offers valuable experience and insight in the Board's oversight of the company's growth strategy, innovation strategy, and operational efficiency and resiliency.

Leadership Experience

Finance

Technology and Digital

Retail

Consumer Marketing

Global Perspective

Sourcing/ Manufacturing

Human Capital Management

Risk Management

## Janet E. Kerr



**Age:** 70

**Director since:** 2009

**Committee Membership:**

**Nominating and Governance**

### Executive Roles:

- Vice Chancellor, Pepperdine University (2016 – 2023)
- Former strategic adviser to Bloomberg BNA (2014 – 2015) after its acquisition of her technology company
- Professor (1983 – 2013) and Professor Emeritus (since 2013) of the Pepperdine Caruso School of Law
- Co-founder and former chief strategy officer of Exemplify, Inc., a technology knowledge management company, until its acquisition by Bloomberg BNA in 2014
- Founder and former executive director of the Palmer Center for Entrepreneurship and the Law at the Pepperdine Caruso School of Law
- First holder of Laure Sudreau-Rippe Endowed Chair at the Pepperdine Caruso School of Law
- A nationally recognized author, lecturer and consultant in the area of securities law compliance, environmental, social and governance issues, banking law, corporate governance, and general corporate law
- Co-founder (with HRL Laboratories, LLC) of X-Laboratories, a technology company, and founder or co-founder of several other technology companies
- Ms. Kerr has earned the CERT Certificate in Cybersecurity Oversight from the Carnegie Mellon University Software Engineering Institute, the Certificate from the University of Cambridge program in Disruptive Technologies, and the Certificate in Artificial Intelligence from MIT.

### Public Boards:

- Other Public Company Boards: AppFolio, Inc., provider of cloud-based business management software (since 2015); Tilly’s, Inc., a retailer of apparel, footwear and accessories (since 2011)

### Key Qualifications and Board Impact:

- Ms. Kerr’s service on public and private company boards and her skills and experience in the practice of law and corporate governance qualify her to serve on our Board.
- As a founder or co-founder of multiple technology companies and with her certifications in cybersecurity and technology, Ms. Kerr provides valuable experience and insights in the Board's effective oversight of our cybersecurity risks.

Leadership Experience

Public Company Board Experience

Finance

Technology and Digital

Retail

Consumer Marketing

Global Perspective

Risk Management

## Mark S. LaVigne



**Age:** 53

**Director since:** 2023

**Committee Membership:**

**Audit**

### Executive Roles:

- President and Chief Executive Officer of Energizer Holdings, Inc., a manufacturer of primary batteries, auto care and portable lighting products (2021 – present)
- Formerly held senior executive positions at Energizer Holdings, Inc.:
  - President and Chief Operating Officer (2019 – 2020)
  - Executive Vice President and Chief Operating Officer (2015 – 2019)
- Formerly served as Vice President, General Counsel and Secretary of the former parent company of Energizer Holdings, Inc. (2012 – 2015)
- Formerly practiced law as a partner at Bryan Cave LLP (2007 – 2010)

### Public Boards:

- Other Public Company Boards: Energizer Holdings, Inc., a manufacturer and marketer of primary batteries, auto care and portable lighting products (since 2021)

### Key Qualifications and Board Impact:

- Mr. LaVigne's experience as CEO of a public company that manufactures and markets a portfolio of iconic consumer brands, along with his experience on a public company board, qualifies him to serve on our Board. With his operational leadership and legal background, Mr. Lavigne also has extensive experience with risk management and oversight.
- With his leadership of digital transformation initiatives across a global enterprise and extensive experience in the e-commerce channel, Mr. LaVigne also provides valuable experience and insights in the Board's oversight of the company's technology and digital strategy.

Leadership Experience

Public Company Board Experience

Finance

Technology and Digital

Consumer Marketing

Global Perspective

Sourcing/ Manufacturing

Human Capital Management

Risk Management

## Michael T. Lawton



**Age:** 65

**Director since:** 2013

**Chair of the Board**

**Committee Membership:**

**Audit**
**Compensation and Talent Oversight**

### Executive Roles:

- Former Executive Vice President and Chief Financial Officer of Domino’s Pizza, Inc., a pizza restaurant chain (2010 – 2015)
- Formerly held senior executive positions at Domino’s Pizza, Inc.:
  - Executive Vice President, Supply Chain Services (2014 – 2015)
  - Interim Chief Information Officer (2011 – 2012)
  - Executive Vice President of International (2004 – 2011)
  - Senior Vice President Finance and Administration of International
- Formerly held various financial and general management positions with Gerber Products Company, including Vice President Finance International

### Public Boards:

- Other Public Company Boards: Universal Corporation, a leading global supplier of leaf tobacco (since 2016)

### Key Qualifications and Board Impact:

- Mr. Lawton’s experience as CFO of a public company and senior executive of a well-known consumer brand, along with his experience on a public company board, qualify him to serve on our Board.
- As a former public company CFO and a vice president of finance international at two companies, Mr. Lawton provides valuable experience and insights in the Board's oversight of risk management and international business operations.

Leadership Experience

Public Company Board Experience

Finance

Technology and Digital

Retail

Consumer Marketing

Global Perspective

Sourcing/ Manufacturing

Human Capital Management

Risk Management

## Rebecca L. O’Grady



**Age:** 56

**Director since:** 2019

**Committee Membership:**

**Compensation and Talent Oversight (Chair)**

**Executive Roles:**

- Former President of Global Häagen-Dazs and Chief Marketing Officer for International Marketing, e-Commerce & Consumer Insights of General Mills, Inc., a global food company (2014 – 2016)
- Former President of Yoplait USA, a division of General Mills (2009 – 2014)
- Joined General Mills in 1990, and held leadership roles in a variety of divisions and brands including Yoplait, Cheerios, Progresso and Betty Crocker

**Other Leadership Roles:**

- Director of Ripple Foods, a private dairy alternative product company
- Director and audit committee chair of Tropicale Foods, Inc., a private manufacturer and distributor of frozen novelty products
- Director of HALO Branded Solutions, Inc., a private promotional marketing products company

**Key Qualifications and Board Impact:**

- As a former chief marketing officer, Ms. O’Grady’s consumer marketing expertise and e-commerce experience with well-known consumer brands and global retailers qualifies her to serve on our Board.
- With over 25 years of experience leading businesses both domestically and globally for General Mills, Inc., Ms. O'Grady provides valuable experience and insight in the Board's oversight of risk management, human capital management and international operations.

| | | | |
|---|---|---|---|
| Leadership Experience | Finance | Retail | Consumer Marketing |
| Global Perspective | Sourcing/ Manufacturing | Human Capital Management | Risk Management |

## Lauren B. Peters



**Age:** 63

**Director since:** 2016

**Committee Membership:**

**Audit (Chair)**

### Executive Roles:

- Former Executive Vice President and Chief Financial Officer of Foot Locker, Inc., an omni-channel footwear retailer operating and franchising stores globally under a portfolio of brands (2011 – 2021)
- Senior Vice President of Strategic Planning of Foot Locker, Inc. (2002 – 2011)
- Formerly held various other senior financial leadership roles at Foot Locker, Inc. and Robinsons-May, a division of May Department Stores
- Former Audit Manager with Arthur Andersen & Company
- Licensed Certified Public Accountant

### Public Boards:

- Other Public Company Boards: Allegion plc, a global provider of security products and solutions (since 2021); Victoria's Secret & Co., a global intimates and beauty brand and omni-channel retailer (since 2021)

### Other Leadership Roles:

- Member of the board of trustees and finance committee of the Katharine Hepburn Cultural Arts Center (since June 2023)

### Key Qualifications and Board Impact:

- Ms. Peters' extensive financial and strategic planning experience with consumer-facing, fashion-oriented omni-channel and global retailers and her service on multiple public company boards qualify her to serve on our Board.
- With over 30 years of experience in the retail industry, leading large financial organizations of public companies, Ms. Peters provides valuable experience and insights in the Board's oversight of the company's growth strategy and financial and other risk management.

Leadership Experience

Public Company Board Experience

Finance

Technology and Digital

Retail

Consumer Marketing

Global Perspective

Human Capital Management

Risk Management

## Melinda D. Whittington



**Age:** 57

**Director since:** 2021

**Committee Membership:**

None

**Executive Roles:**

- Our President and Chief Executive Officer since April 2021
- Our former Senior Vice President and Chief Financial Officer (2018 – April 2021)
- Former Chief Financial Officer of Allscripts Healthcare Solutions, Inc., a publicly traded healthcare information technology solutions company (2016 – 2017)
- Former Senior Vice President, Corporate Controller and Chief Accounting Officer of Kraft Foods Group, Inc. (now The Kraft Heinz Company), a consumer packaged food and beverage company (February 2015 – October 2015)
- Formerly held various finance positions of increasing responsibility with Kraft Foods Group, Inc. and The Procter & Gamble Company, a multinational consumer goods corporation, including expatriate assignments in Belgium and Costa Rica.

**Public Boards:**

- Other Public Company Boards: Best Buy Co., Inc., a consumer electronics retailer (since 2023)

**Other Leadership Roles:**

- Member of the board of directors of the American Home Furnishings Alliance
- Member of the board of directors of the American Home Furnishings Hall of Fame
- Member of the board of Business Leaders for Michigan
- Member of the board of directors of the YMCA of Monroe, Michigan
- Member of the Ohio State University Fisher College of Business Dean’s Advisory Council

**Key Qualifications and Board Impact:**

- Ms. Whittington's over 30 years of leadership experience at multiple public companies, including extensive consumer products expertise and proven capability in operational and financial matters, her significant risk management and human capital management experience, and her international perspective qualify her to serve on our Board.
- Serving as our CEO, previously as our Chief Financial Officer and in various industry-wide leadership roles, Ms. Whittington provides valuable experience and insights on the business and financial performance of the company and on industry trends and transformation in the Board's oversight of the company's strategy and performance.

Leadership Experience
Public Company Board Experience
Finance
Technology and Digital
Retail
Consumer Marketing
Global Perspective
Sourcing/ Manufacturing
Human Capital Management
Risk Management

# Corporate Governance

## Overview

Our Board of Directors is committed to good governance practices that further the company's strategic growth plans and enhance shareholder value over the long term, while also considering the interests of other stakeholders, including our employees, customers, vendors, and the communities we impact.

The Board oversees the company's performance, including its strategic direction and critical corporate policies that have the greatest impact on our operations. In exercising its oversight responsibility, the Board evaluates the performance of our President and CEO and monitors our strategic plan, our performance against the plan, and management's assessment and remediation of the company's risks. As part of the strategic planning process, the Board reviews the company's capital allocation plan and its investment in research and product development, information technology, and employee development, with a focus on promoting the company's long-term growth. The Board regularly reviews our governance practices and processes to ensure they remain effective, making changes when appropriate. It also monitors the company's culture to encourage a focus on sustainable growth and to ensure we maintain the highest levels of ethics and integrity, especially with respect to our financial statements and disclosures.

## Director Independence

Our Board strongly supports the requirement for director independence. Consistent with the New York Stock Exchange listing standards, our Corporate Governance Guidelines require that a substantial majority of our directors be independent, and we limit membership on each of our Board committees to independent directors. Our Board annually reviews and determines if any director has a material relationship with our company, our management, or our other directors that would impede the director's independence. Applying the New York Stock Exchange listing standards and our Corporate Governance Guidelines, our Board has determined that each of our current directors, other than Ms. Whittington, is independent, that is: Ms. Alexander, Ms. Gallagher, Mr. Hackett, Mr. Haider, Ms. Kerr, Mr. LaVigne, Mr. Lawton, Ms. O'Grady, and Ms. Peters are each independent. Ms. Whittington, our President and CEO, does not serve on any Board committees. In addition, Mr. W. Alan McCollough, who served on the Board until the 2023 Annual Meeting of Shareholders, was deemed to be independent.

## Leadership Structure

Our Board evaluates, from time to time as appropriate, our leadership structure and whether to combine or separate the roles of Chair of the Board and CEO, in light of all relevant facts and circumstances. Based on the relevant facts and circumstances, including the demands of our internal business plans and the external business environment, the Board determines the leadership structure it considers to be in the best interests of the company and our shareholders at that time. In 2022, our independent Lead Director Michael Lawton became non-executive Chair of the Board, with Melinda Whittington serving as our President and CEO and a member of the Board. Our company has a history of adapting its leadership structure to best serve the interests of the company and our shareholders at that time, and intends to continue to do so, as appropriate.



**2011 -** Positions combined, with an independent Lead Director
**2021 -** Positions separated with the former Chairman and CEO serving as non-executive Chairman, and an independent Lead Director
**2022 -** Positions separated with an independent director serving as non-executive Chairman

Our bylaws and Corporate Governance Guidelines provide that the Chair of the Board establishes, in collaboration with the Chairs of the committees and the CEO, the agendas for, and presides at, all meetings of the shareholders and of the Board.

## Board Risk Oversight

Our Board is responsible for risk oversight and our management is responsible for the day-to-day assessment, monitoring and mitigation of the company's risks.

**Board Oversight**

To ensure vigilant monitoring of risks, the Board believes that it is important to maintain direct oversight of our enterprise risk management process and significant risks, including: cybersecurity risks; strategic and operational risks; reputational, brand and legal risks; and environmental and sustainability risks. Our Board encourages open communication and appropriate escalation of risk reporting throughout the enterprise. The Board annually reviews management's enterprise risk management process, which is designed to provide visibility to the Board on significant risks and risk mitigation strategies. In conjunction with the Board's strategic plan review, management identifies risks directly related to the strategic plan, as well as new and emerging risks.

Board oversight of enterprise risk management process. The company's enterprise risk management process engages key business and functional leaders to identify the major risks that the company faces. In addition to assessing major risks, management identifies ways to mitigate and monitor such risks. At least annually, the company's executive leadership reviews with the full Board the major risks identified in the enterprise risk management process, as well as the steps identified to mitigate such risks. Each of the business and functional leaders responsible for the management of these identified risks also regularly discuss with the Board changes in assessment of those risks and mitigation plans.

Board oversight of cybersecurity and information security risks. With respect to cybersecurity risks, the company's Chief Information Officer ("CIO") reports directly to the Board, at least twice a year, on cybersecurity risks and strategy and attends Board meetings to be available to discuss cybersecurity matters with the Board. Oversight of the information security program at the Board level sits with the Audit Committee. The CIO reports to the Audit Committee on risks and internal controls related to cybersecurity and information technology and systems at least annually and attends quarterly Committee meetings to be available to discuss such matters with the Audit Committee.

Board oversight of environmental and sustainability risks. As part of its oversight of environmental and sustainability risks, the Board has a direct role in shaping the company's sustainability roadmap and is integrally involved in our commitment to pursue a net-zero emissions goal. Our Vice President of Sustainability and Environmental Health and Safety regularly reports on environmental and sustainability progress and risks to the Board and our Vice President, General Counsel and Chief Compliance Officer regularly reports to the Board and Audit Committee on related compliance matters and risks. In addition, the Audit Committee oversees legislative and regulatory developments related to the disclosure of climate-related risks.

**Committee Oversight**

The Board has delegated to the appropriate standing committees the oversight of certain risks within their respective areas of responsibility. The Nominating and Governance Committee ensures that all risks, including any emerging risks, are monitored by the Board or the appropriate standing committee. Each committee regularly reviews and reports to the Board on its respective risk categories. Throughout the year, our Board and Board committees review and discuss the various risks confronting the company, paying special attention to new operating and strategic initiatives.

**Compensation and Human Capital Management Risks**

The Compensation and Talent Oversight Committee, with assistance from its independent compensation consultant, conducted a review of the risks arising from the company's compensation policies and practices for employees, including executives. Based on such review, the Compensation and Talent Oversight Committee concluded that these risks are not reasonably likely to have a material adverse effect on the company. In addition, the company's Chief Human Resources Officer reports to the Compensation and Talent Oversight Committee on human capital management matters and risks.

## Board Refreshment and Tenure

Our Nominating and Governance Committee believes in the benefits of refreshing the Board on an ongoing basis through the nomination and election of new directors who can bring new ideas, perspectives and skills to the boardroom. In selecting director nominees, the Nominating and Governance Committee weighs the need for both director refreshment and institutional memory, and considers average tenure of the non-employee members of our Board as part of its holistic assessment of Board composition. It believes that the appropriate mix of varied levels of tenure and experience can help to mitigate risk.

Our Nominating and Governance Committee seeks to achieve a balance in director tenure through appropriate and deliberate Board refreshment and does not believe that it is appropriate at this time to set absolute term limits on the length of a director's service. Directors who have served on the Board for an extended period of time are able to provide valuable insight into the operation and future of the company based on their experience with, and understanding of, our history, policies and objectives. The average tenure (through their current term of service) of the non-employee members of our Board standing for reelection at the Annual Meeting is approximately 6.3 years.

## Succession Planning

Our Board engages in an effective planning process to identify, evaluate and select potential successors to the CEO and other members of executive management. The CEO and the Chief Human Resources Officer provide regular updates to the Board on significant changes in key personnel and, at least annually, the chief human resources officer reviews with the Board executive management succession planning. Each director has complete and open access to any member of management. The senior members of management are invited regularly to make presentations at Board and committee meetings and meet with directors in informal settings to allow the directors to form a more complete understanding of the executive's skill and character. The Board periodically reviews and revises, as necessary, the company's emergency management succession plan, which details the actions to be taken by specific individuals in the event the CEO suddenly dies or becomes incapacitated.

## Board Self-Evaluation Process

As required by our Corporate Governance Guidelines, annually, the Board conducts a self-evaluation of its performance and effectiveness. In addition, each of the standing committees of the Board conducts an annual self-evaluation of its performance and effectiveness and discusses the results of such assessment with the Board. Finally, the Chair of the Board conducts individual performance evaluation discussions with each non-employee director. The purpose of the self-evaluation process is to identify ways in which to enhance the effectiveness of the Board's and committees' oversight of the company's business and financial performance and its corporate governance. As part of the self-evaluation process, each director completes written questionnaires developed by the Nominating and Governance Committee to provide feedback on the effectiveness of the Board and the committees on which they serve, including the performance of the Chair of the Board (and Lead Director, if applicable) and committee Chair, respectively. Given the Board's commitment to the creation of long-term shareholder value, each Board and committee self-evaluation questionnaire begins with the topic of shareholder value creation. The Board self-evaluation questionnaire also covers the following topics, among others: the company's strategic plan; management performance and succession planning; oversight of risk management, diversity, inclusion and belonging efforts, the ethics and compliance program, sustainability efforts, and information security; and the Board's composition, structure, and effectiveness.

## Related Person Transactions

Our Code of Conduct, which applies to all of our employees, executive officers and directors, requires that any potential conflict of interest be either avoided or fully disclosed. Each year, we require our directors and executive officers to disclose any transactions between them or their immediate family members and the company that involve amounts in excess of $120,000. Pursuant to our related person transactions policy, the Audit Committee reviews any reported transactions related to directors or executive officers and takes appropriate action. Since the beginning of FY 2024, there have been no related person transactions requiring disclosure pursuant to Item 404 of Regulation S-K.

## Stock Ownership Guidelines

We encourage significant stock ownership by the Chair of the Board, directors, and executive management to align the interests of our leadership with those of our shareholders. We have established stock ownership guidelines that require each non-employee director to own La-Z-Boy equity equal in value to a multiple of their annual cash retainer. Our CEO and the other NEOs are required to own La-Z-Boy equity equal in value to a multiple of their respective base salary.

Current stock ownership guideline values for the Chair of the Board, non-employee directors, and the NEOs are as follows:

| | **Guideline Value (Multiple of Salary or Annual Cash Retainer)** |
|---|---|
| Chair of the Board | 5x |
| Non-employee directors | 5x |
| President and CEO | 5x |
| Other NEOs | 3x |

In determining compliance with the guidelines, we include shares owned directly, shares held in a family trust or qualified retirement program, performance-based shares/units contingently earned in completed performance periods but not yet paid, and time-based restricted stock/stock unit awards. However, we do not include stock options (whether vested or unvested) or unearned performance-based shares/units in determining compliance with the guidelines.

Non-employee directors and NEOs are required to meet this ownership level by the conclusion of a five-year period that begins in the first full calendar year after they become subject to the guidelines or an increase in the guidelines. As of April 27, 2024, all our non-employee directors who have served on the Board for five or more years held sufficient equity of our company to satisfy the stock ownership guidelines. As of April 27, 2024, all our NEOs either held sufficient equity of our company to satisfy the stock ownership guidelines or were within the five-year transition period.

## Insider Trading Policy; Prohibition on Hedging and Pledging

We have adopted an Insider Trading Policy that governs the purchase, sale, and/or other dispositions of the company's securities by directors, officers, and employees that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations and listing standards applicable to the company. We prohibit directors, officers, and employees from hedging or pledging our shares or engaging in short-term speculative trading, including short sales, trading in puts and calls, and buying on margin. It is also our policy that the company will not trade in company securities in violation of applicable securities laws or stock exchange listing standards.

## Meetings and Attendance; Overboarding Policy

Our Board met five times during FY 2024. At every Board meeting, the non-employee directors met in executive session, chaired by the independent, non-executive Chair of the Board, without management present. During FY 2024, each of our directors attended at least 75% of the meetings of the Board and committees on which the director served. All of the directors attended the 2023 annual meeting of shareholders, and consistent with the policy set forth in our Corporate Governance Guidelines, we expect all directors to participate in the Annual Meeting.

Our Corporate Governance Guidelines provide that directors who also serve as named executive officers (or in equivalent positions) of public companies should not serve on more than one board of a public company in addition to the company's Board, unless approved by the Nominating and Governance Committee. Other directors should not serve on more than three boards of public companies in addition to the company's Board, unless approved by the Nominating and Governance Committee. Directors serving on the company's Audit Committee shall not serve on more than two audit committees of public companies in addition to the company's Audit Committee, unless approved by the Nominating and Governance Committee. The Corporate Governance Guidelines also require that the Nominating and Governance Committee review the overboarding policy at least annually and recommend any proposed changes to the Board for approval. In addition, the Nominating and Governance Committee monitors the compliance of each director with such overboarding policy.

## Corporate Governance Guidelines and Code of Conduct

The company has adopted a Code of Conduct that applies to all of our employees, executive officers and directors. Our Corporate Governance Guidelines, Code of Conduct, and Board committee charters, as well as other key governance documents, can be found on our website at http://investors.la-z-boy.com, under "Corporate Governance."

## Sustainability

### Reporting

Our unrelenting commitment to producing high-quality, comfortable furniture has been a fundamental part of how our company has operated since our founding. We are committed to doing what is right for our consumers, employees, shareholders, and communities. Aligned with our core values, we empower courage for a sustainable culture, embrace curiosity for sustainable design, and operate with compassion for a sustainable planet.

Consistent with these values and our longstanding commitment to social responsibility, we strive to provide our shareholders with important information about our sustainability-related governance and performance. In an effort to provide comparable information, we have adopted a framework through which we can hold ourselves accountable for the environmental and social impact of our business operations using the Sustainability Accounting Standards Board ("SASB") Building Products and Furnishings Standard. In addition, we are working to align our reporting with the climate-specific recommendations developed by the Task Force on Climate-related Financial Disclosures (the "TCFD"). Our climate ambition is to reach net-zero emissions by 2050.

We publish an annual La-Z-Boy Incorporated Sustainability Report and expect the FY 2024 Sustainability Report to be issued in the third quarter of FY 2024. We invite you to visit our website at http://investors.la-z-boy.com under "Sustainability" to read our report to learn more about our sustainability initiatives and impact.

### Sustainability Highlights

In FY 2024, we implemented improved waste and recycling programs across the enterprise. We entered into a partnership with a leading technology-based commercial waste and recycling service provider. The collaboration will enable us to enhance our operational efficiency and increase our waste diversion rates, beginning in FY 2024. Our target is to greatly reduce waste being sent to landfills and accelerate our journey toward achieving zero waste.

We have entered into new agreements to receive renewable energy at certain of our North American sites. We have also elevated our focus on driving responsible cotton and leather sourcing practices across our supply chain with the development of cotton and leather sourcing policies and the mapping of our leather supply chain. Internally, we are making progress in building a culture where our employees can bring their best selves to work because we know our people are our greatest assets.

## Shareholder Engagement

We are committed to transparent and active engagement with our shareholders to both share our perspectives and obtain valuable insight and feedback from shareholders on matters of mutual interest. Our shareholder engagement is a year-round process that may involve the Chair of the Board, Lead Director (if applicable), executive management, and members of our investor relations, corporate governance, environmental, and executive compensation teams. Throughout the year, we meet with institutional investors and analysts to inform and share our perspectives and to solicit their feedback on our performance. This includes participation in investor and industry conferences and other group and one-on-one meetings throughout the year. We also engage with the corporate governance teams of our major shareholders, through conference calls that occur during and outside of the proxy season. In FY 2024, we invited our top shareholders representing over 40% of the company's outstanding common stock to engage with the Chair of the Board and certain members of management on various strategic and other matters, including company strategy and performance, Board diversity and refreshment, executive compensation, and ESG priorities such as human capital management, sustainability initiatives, oversight and performance, and corporate governance practices. Feedback the company receives from shareholders is regularly reported to the Board and its committees, as appropriate, and informs the Board's deliberations on the company's strategy, operations, governance practices, executive compensation program, and oversight of sustainability initiatives. For further discussion of our shareholder engagement on executive compensation matters, please see Say-on-Pay Vote and Shareholder Engagement on page 35.

## Communication with Directors

Interested parties, including shareholders, may communicate with, or provide recommendations to, our Board, the Chair of the Board or Lead Director (if applicable), or other specified members or committees of the Board by sending correspondence to our Corporate Secretary at La-Z-Boy Incorporated, One La-Z-Boy Drive, Monroe, MI 48162, and specifying in such correspondence the intended recipient or recipients of the communication or recommendation. The Corporate Secretary reviews and compiles all communications received, provides a summary of any lengthy or repetitive communications, and

forwards them to the specified recipient director or directors. The complete communication is provided when requested by the relevant director, directors or committee.

## Committees of the Board

We have three standing committees of the Board: the Audit, Compensation and Talent Oversight, and Nominating and Governance Committees. Each committee is composed of only independent directors. Each committee operates under a charter (which can be found at http://investors.la-z-boy.com, under "Corporate Governance") and has the ability to engage independent consultants and advisors at the company's expense to assist the committee in fulfilling its duties. Mr. Lawton, our independent, non-executive Chair of the Board, serves on the Audit Committee and Compensation and Talent Oversight Committee and generally attends the meetings of the other committees. The current membership and Chair of each of the committees are shown in the table below.

| Name | Audit | Compensation and Talent Oversight | Nominating and Governance |
|---|---|---|---|
| **Erika L. Alexander** | | | ✔ |
| **Sarah M. Gallagher** | | ✔ | |
| **James P. Hackett** | | | ✔ (*Chair*) |
| **Raza S. Haider** | | | ✔ |
| **Janet E. Kerr** | | | ✔ |
| **Mark S. LaVigne** | ✔ | | |
| **Michael T. Lawton (Chair of the Board)** | ✔ | ✔ | |
| **Rebecca L. O'Grady** | | ✔ (*Chair*) | |
| **Lauren B. Peters** | ✔ (*Chair*) | | |
| **Melinda D. Whittington** | | | |

## Audit Committee

**Members:** Lauren B. Peters (Chair)
Mark S. LaVigne
Michael T. Lawton

**FY 2024 meetings:** 9

**Independence:** Each member of the committee is independent and financially literate

**Audit Committee Financial Expert:** Each member of the committee is an "audit committee financial expert," as defined by the SEC

**Key risk oversight and other duties:**

- Financial reporting process
- Ethics and compliance-related matters
- Legal and regulatory compliance matters
- Effectiveness of our internal and external audit functions
- Selection and oversight of our independent registered public accounting firm
- Risks and internal controls related to information technology and systems, cybersecurity and data privacy
- Legislative and regulatory developments related to disclosure of climate-related risks

The Audit Committee monitors the independence of the company's independent registered public accounting firm, annually requests and reviews the firm's written statement of relationships with the company, and reviews and limits our use of the firm for non-audit work. The committee reviews the staff assigned to our audit and ensures the lead partner is rotated at least once every five years. The committee discusses with management and our independent registered public accounting firm the quality and adequacy of our internal controls over financial reporting.

**Report:** The Audit Committee Report is set forth beginning on page 28 of this Proxy Statement.

## Compensation and Talent Oversight Committee

**Members:** Rebecca L. O'Grady (Chair)
Sarah M. Gallagher
Michael T. Lawton

**FY 2024 meetings:** 4

**Independence:** Each member of the committee is independent; each is a "non-employee director" under the Securities Exchange Act of 1934, as amended

**Key risk oversight and other duties:**

- Compensation of executive officers
- Executive and senior management incentive compensation program
- Non-employee director equity and cash compensation program
- In conjunction with the Board, evaluating the CEO's performance
- Human capital management, including succession planning, talent management, employee engagement, and diversity, inclusion and belonging

The Compensation and Talent Oversight Committee receives advice on executive compensation matters from outside compensation advisors. Each year, the committee reviews and discusses the independence of its independent compensation advisors and has determined that its independent compensation consultant, Frederic W. Cook & Co., Inc., is independent and that their work for the committee does not raise any conflicts of interest.

**Report:** The Compensation and Talent Oversight Committee Report is set forth on page 30 of this Proxy Statement.

## Nominating and Governance Committee

**Members:** James P. Hackett (Chair)
Erika L. Alexander
Raza S. Haider
Janet E. Kerr

**FY 2024 meetings:** 4

**Independence:** Each member of the committee is independent

**Key risk oversight and other duties:**

- Board governance practices
- Identification and evaluation of director candidates
- In conjunction with the Board, enterprise risk management process
- Company's governance structure and processes

The Nominating and Governance Committee makes recommendations on general corporate governance issues, including the size, structure, and composition of the Board and its committees. The committee also assists the Board in ensuring that all risks are monitored by the Board or the appropriate standing committee. See "Risk Oversight" above for further discussion of our risk oversight process.

## Director Compensation

Only our non-employee directors are compensated for service on the Board. Non-employee director compensation is determined by the Board, after considering the recommendation of the Compensation and Talent Oversight Committee. In February 2023, the committee requested that its independent compensation consultant, Frederic W. Cook & Co., Inc., provide an independent assessment of the director compensation program to evaluate its continued alignment with peer companies and sound governance practices. Based on such assessment and the recommendation of the Compensation and Talent Oversight Committee, the Board did not approve any changes to non-employee director compensation for FY 2024.

For FY 2024, the compensation for our non-employee directors was a combination of cash and restricted stock units ("RSUs"), as shown below.

Chair of the Board Retainer: For the Chair of the Board, an additional annual cash retainer of $100,000 (in addition to the annual cash retainer payable to all non-employee directors).

Annual Cash Retainer: For each non-employee director, an annual cash retainer of $100,000.

Committee Chair Cash Retainers: For the Chairs of our Audit, Compensation and Talent Oversight, and Nominating and Governance Committees, an additional cash retainer of $20,000, $15,000, and $10,000, respectively.

Equity Grant (RSUs): Following their election at our 2023 Annual Meeting, we granted each non-employee director 3,890 RSUs with a grant date fair value of $120,006.50. Mr. Haider also received a prorated annual equity grant when he joined our Board on June 27, 2023. Each RSU is equivalent in value to one share of our common stock. The RSUs do not include voting rights. With respect to the RSUs granted in FY 2024, (1) we award dividend equivalents on RSUs at the same time and in the same amount as dividends declared on our common stock but they are not paid in cash until the RSUs vest, and (2) the RSUs vest and are settled, in shares only, on the one-year anniversary of the grant date.

Miscellaneous: We reimburse directors for their cost of travel, lodging, and related reasonable expenses incurred in the performance of their duties, including for participation in director education programs. We provide membership in the National Association of Corporate Directors for each director. Each director is eligible to purchase our products from us at a discount.

## FY 2024 Director Compensation

| Name | Fees Earned or Paid in Cash ($)(1) | RSU Awards ($)(2) | All Other Compensation ($)(3) | Total ($) |
|---|---|---|---|---|
| Erika L. Alexander | 100,000 | 120,007 | 4,953 | 224,960 |
| Sarah M. Gallagher | 100,000 | 120,007 | 17,370 | 237,377 |
| James P. Hackett | 110,000 | 120,007 | 6,480 | 236,487 |
| Raza S. Haider | 84,511 | 140,785 | 2,684 | 227,980 |
| Janet E. Kerr | 100,000 | 120,007 | 50,903 | 270,910 |
| Mark S. LaVigne | 100,000 | 120,007 | 3,305 | 223,312 |
| Michael T. Lawton | 200,000 | 120,007 | 24,580 | 344,587 |
| W. Alan McCollough(4) | 32,880 | 0 | 12,855 | 45,735 |
| Rebecca L. O'Grady | 115,000 | 120,007 | 10,276 | 245,283 |
| Lauren B. Peters | 120,000 | 120,007 | 17,370 | 257,377 |

(1) Includes annual cash retainer, Chair of the Board retainer, and committee Chair cash retainers, as applicable. For Mr. Haider and Mr. McCollough, the amount of the annual cash retainer was prorated to reflect the dates of their election to and retirement from the Board, respectively.

(2) The amounts reported in this column represent the grant date fair value of RSUs granted in FY 2024, calculated in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718 based on the closing stock price as of the date of grant. As of April 27, 2024, our non-employee directors held RSUs that settle in shares of common stock as follows: Ms. Alexander – 6,327 units; Ms. Gallagher – 22,601 units; Mr. Hackett – 8,328 units; Mr. Haider – 4,616 units; Ms. Kerr – 53,622 units; Mr. LaVigne – 3,890 units; Mr. Lawton – 32,050 units; Mr. McCollough – 0 units; Ms. O'Grady – 13,303 units; and Ms. Peters – 22,601 units. As of such date, our non-employee directors also held RSUs settleable in cash as follows: Ms. Kerr – 12,927 units.

(3) Reflects payment (or with respect to RSUs granted following August 30, 2022, accrual) of dividend equivalents on RSUs at the time and in the amount that dividends were declared on shares of our common stock.

(4) Mr. McCollough retired from the Board on August 27, 2023.

# AUDIT MATTERS

## Proposal 2: Ratification of Selection of Independent Registered Public Accounting Firm for Fiscal Year 2025

The Audit Committee selects the company's independent registered public accounting firm and manages all aspects of the relationship, including the firm's compensation, retention, replacement, and scope of work. The Audit Committee conducts an annual evaluation of the independent registered public accounting firm's qualifications, performance, and independence. In accordance with SEC rules, the lead partner overseeing the company's independent audit engagement rotates every five years and the Audit Committee and its Chair are directly involved in the company's selection of the lead engagement partner. Such lead partner rotation occurred as of the beginning of FY 2021.

The Audit Committee has selected PricewaterhouseCoopers LLP ("PricewaterhouseCoopers") as the company's independent registered public accounting firm ("independent auditor") for FY 2025. PricewaterhouseCoopers acted as our independent auditor for FY 2024 and has served as the company's independent auditor since 1968. The Audit Committee and the Board believe that the continued retention of PricewaterhouseCoopers as the company's independent auditor is in the best interests of the company and its shareholders. Representatives of PricewaterhouseCoopers will be available at the Annual Meeting to answer questions and will have the opportunity to make a statement.

We ask you to ratify the selection of PricewaterhouseCoopers as our independent auditor. Although ratification is not required by our bylaws or otherwise, the Board and the Audit Committee submit the selection of PricewaterhouseCoopers to you for ratification as a matter of good corporate practice. The Audit Committee may reconsider the selection if it is not ratified. In addition, the Audit Committee, in its discretion, may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the company and its shareholders.

Our management will present the following resolution at the Annual Meeting:

**RESOLVED,** the Audit Committee's selection of PricewaterhouseCoopers LLP as the independent registered public accounting firm for La-Z-Boy Incorporated for fiscal year 2025 is ratified.

**The Board and the Audit Committee recommend that you vote "FOR" Proposal 2.**

## Audit Committee Report

In accordance with the charter adopted by the Board, the Audit Committee assists the Board of Directors in overseeing our financial reporting process, internal controls and procedures, and compliance with legal and regulatory requirements. Management is responsible for the company's financial reporting process and related internal controls, while the independent registered public accounting firm is responsible for independently auditing the company's financial statements and internal controls in accordance with the auditing standards of the Public Company Accounting Oversight Board ("PCAOB"). The current Audit Committee charter, which provides more information regarding the committee's responsibilities and processes, is available on the La-Z-Boy website at http://investors.la-z-boy.com, under "Corporate Governance."

The Audit Committee selects the company's independent registered public accounting firm and manages all aspects of the relationship, including the firm's compensation, retention, replacement, and scope of work. In selecting PricewaterhouseCoopers LLP as the company's independent registered public accounting firm for FY 2025, the committee evaluated the firm's independence, including reviewing the written disclosures and letter from PricewaterhouseCoopers LLP required by the PCAOB, and discussed with PricewaterhouseCoopers LLP its independence. The committee also discussed with PricewaterhouseCoopers LLP the matters required to be discussed by the applicable requirements of the PCAOB and the SEC. The committee also considered whether PricewaterhouseCoopers LLP's provision of non-audit services to the company is compatible with the firm's independence. The committee determined that PricewaterhouseCoopers LLP is independent of the company and management.

In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management and PricewaterhouseCoopers LLP the company's audited financial statements for the fiscal year ended April 27, 2024. The Audit Committee met nine times during FY 2024. The committee regularly meets with the senior members of the company's financial management team and the company's independent registered public accounting firm. The committee selectively met with key managers of the company to review or discuss potential financial risks related to the company. The committee also regularly met in executive sessions, in separate private sessions with PricewaterhouseCoopers LLP, the key members of the senior management team, and the internal audit team. At these meetings, the committee discussed the company's financial estimates and judgments, internal controls over financial reporting, accounting principles, and regulatory compliance.

Based on the reviews and discussions described above, the Audit Committee recommended to the Board of Directors, and the Board of Directors approved, the inclusion of the audited financial statements in La-Z-Boy's Annual Report on Form 10-K for the fiscal year ended April 27, 2024, for filing with the SEC.

**The Audit Committee**

Lauren B. Peters, Chair
Mark S. LaVigne
Michael T. Lawton

## Audit and Other Fees

For professional services rendered to the company for FY 2023 and FY 2024, PricewaterhouseCoopers has billed us as follows:

| | FY 2024 ($) | FY 2023 ($) |
|---|---|---|
| Audit Fees | 2,496,000 | 2,216,000 |
| Audit-Related Fees | 0 | 0 |
| Tax Fees | 73,000 | 57,000 |
| All Other Fees | 2,000 | 7,000 |
| Total Fees | 2,571,000 | 2,280,000 |

*Audit Fees:* Consist of fees for the audit work performed on our annual financial statements included in our annual report on Form 10-K, our internal controls over financial reporting, management's assessment of our internal controls over financial reporting, and reviews of the quarterly financial statements included in our quarterly reports on Form 10-Q, as well as audit services that are normally provided in connection with our statutory and regulatory filings.

*Audit-Related Fees:* Consist of fees for assurance and related services that are traditionally performed by the independent registered public accounting firm.

*Tax Fees:* Consist of fees for services related to tax compliance and other tax services. For FY 2024, these services related primarily to tax advisory services on research tax credits and to international tax compliance.

*All Other Fees:* Consist of subscription fees for PricewaterhouseCoopers' accounting research software tool and disclosure checklist tool in FY 2023 and subscription fees for PricewaterhouseCoopers' disclosure checklist tool in FY 2024.

## Pre-Approval Policy and Procedures

The Audit Committee has a policy that all audit and non-audit services provided by our independent auditor must be approved in advance by the Audit Committee. Between meetings of the Audit Committee, the committee has delegated authority to review and approve such services to its Chair. Any such approval by the Chair must be reported to the entire Audit Committee at the next scheduled Audit Committee meeting. The Audit Committee approved all audit and non-audit services provided by the independent auditor, PricewaterhouseCoopers, in FY 2024 in accordance with its policy.

# COMPENSATION MATTERS

## Proposal 3: Approval, through a Non-Binding Advisory Vote, of the Compensation of our Named Executive Officers

Pursuant to regulations under Schedule 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we ask you to approve, on an advisory basis, the compensation of our named executive officers, as disclosed in this Proxy Statement in accordance with the compensation disclosure rules of the SEC, including Item 402 of the SEC's Regulation S-K.

As described in detail in the Compensation Discussion and Analysis, we seek to closely align the interests of our named executive officers with those of our shareholders. We have endeavored to design our compensation program to reward our named executive officers for individual and company-wide achievements without encouraging them to subject our company to excessive risks. Before voting on this proposal, please read the Compensation Discussion and Analysis and review the executive compensation tables and related narrative discussion. Those materials provide a detailed explanation of our executive compensation philosophy and practices.

The vote on this resolution is not intended to address any specific element of compensation but is instead a vote on approving the overall compensation of our named executive officers as described in this Proxy Statement. While the vote is non-binding, we value the opinion of our shareholders, and will consider the outcome of the vote when making future named executive officer compensation decisions.

Our management will present the following resolution at the Annual Meeting:

**RESOLVED,** the compensation paid to the company's named executive officers, as disclosed pursuant to Item 402 of Regulation S–K, including the Compensation Discussion and Analysis, compensation tables, and narrative discussion, is hereby approved.

**The Board recommends that you vote "FOR" Proposal 3.**

## Compensation and Talent Oversight Committee Report

The Compensation and Talent Oversight Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this Proxy Statement. Based on such review and discussions, the Compensation and Talent Oversight Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and be incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended April 27, 2024.

**The Compensation and Talent Oversight Committee**

Rebecca L. O'Grady, Chair
Sarah M. Gallagher
Michael T. Lawton

# Compensation Discussion and Analysis

This section describes our executive compensation philosophy and the material components of our executive compensation program for our named executive officers ("NEOs"). We also explain how and why the Compensation and Talent Oversight Committee of our Board (or the "Compensation Committee") made the specific compensation decisions involving the NEOs for FY 2024, which ended on April 27, 2024.

## Roadmap

## Our FY 2024 NEOs are:

### Melinda D. Whittington

President and Chief Executive Officer

### Robert G. Lucian

Senior Vice President and Chief Financial Officer

### Rebecca M. Reeder

President, Retail La-Z-Boy Furniture Galleries

### Robert Sundy II

President, La-Z-Boy Brand and Chief Commercial Officer

### Michael A. Leggett

Senior Vice President and Chief Supply Chain Officer

# Executive Summary

## Our Purpose

We believe in the transformational power of comfort. Our purpose is to lead the global furnishings industry by leveraging our expertise in comfort, providing an excellent consumer experience, creating high quality products, and empowering our people to transform rooms, homes, and communities.

## Our Century Vision

In FY 2024, we relentlessly focused on executing our Century Vision growth strategy. Our Century Vision goals are to grow sales at double the rate of the furniture and home furnishings industry and deliver double-digit operating margins over the long-term. The foundation of our strategic plan is to drive disproportionate growth of our two consumer brands, La-Z-Boy and Joybird, by delivering the transformational power of comfort with a consumer-first approach.

LA-Z-BOY® INCORPORATED

**Expand La-Z-Boy Brand Reach**

- Leverage iconic brand and compelling comfort message
- Drive consumer-led innovation
- Meet consumers where they want to shop by expanding La-Z-Boy Furniture Galleries® network and wholesale distribution partnerships
- Accelerate omni-channel capabilities

JOYBIRD

**Profitably Grow Joybird Brand**

- Expand brand awareness
- Leverage DTC strengths in modern furniture



**Enhance Enterprise Capabilities**

- Continue to build agile supply chain improving efficiencies
- Advance modern IT technology and data capability
- Deliver a human-centered employee experience

## Our FY 2024 Operational Highlights

FY 2024 was a dynamic year highlighted by solid execution and strategic investments to further strengthen our enterprise against a backdrop of challenging macroeconomic trends and a further slowdown in the furniture and home furnishings industry over the fiscal year. Despite this, we took measurable steps towards our Century Vision growth strategy as we approach our 100-year anniversary and focused on our brand value proposition – comfortable custom furniture with quick delivery – a key differentiator in the fragmented market. As a result, we outperformed the industry and gained market share, helping to position our company to capitalize on stronger macroeconomic and industry trends when they emerge.

In FY 2024, we delivered solid results despite macroeconomic and furniture industry headwinds. Consolidated sales were $2.0 billion, a decrease of 13% from the prior fiscal year. Sales in FY 2023 were fueled by the delivery of a significant backlog of approximately $300 million resulting from heightened demand during prior periods. As a result, the decrease in sales during FY 2024 reflect a return to industry-wide seasonal trends relative to a historically high comparative period combined with a challenging consumer environment. Absent this backlog, sales were relatively flat in FY 2024 compared with FY 2023. As we faced a challenging macroeconomic environment in FY 2024, we remained focused on investing prudently to strengthen our

capabilities and drive long-term profitable growth through our Century Vision strategic plan. During the year, we made significant progress on a number of our Century Vision objectives.

Specifically, for the La-Z-Boy brand:

- Our Retail segment grew with the opening of six company-owned stores and the acquisition of 11 independent La-Z-Boy Furniture Galleries® stores, the most company-owned store openings and independent store acquisitions we have completed in a single year since FY 2018 and FY 2017, respectively
- Our Wholesale business also expanded into new channels and had growth with existing partners. Our refined channel strategy has allowed us to grow both our footprint and our share of voice, with strategic partnerships such as Rooms to Go
- This past fiscal year we also launched “Long Live The Lazy” (“LLTL”), our new brand campaign that leverages data-based consumer insights research aimed at broadening the appeal of La-Z-Boy to more consumers. Since launching the LLTL brand campaign, we have been successful in increasing brand awareness, consideration, and purchase intent, capturing the attention of a broader consumer base

For Joybird, our digitally native brand:

- Joybird opened its twelfth small-format urban showroom in FY 2024 and we continued to optimize the brand to deliver a balance of sales growth and profitability

We also strengthened foundational capabilities across the company:

- We focused on building a more agile business model and made productivity improvements to optimize our global supply chain
- Heading into FY 2024, we made leadership organization changes designed to more effectively align the operation of our business units across the La-Z-Boy brand, our entire Furniture Galleries Network, and our portfolio of other brands

## Our FY 2024 Financial Results

Consolidated sales of
**$2.0B**
13% decrease from FY 2023

GAAP operating margin of
**7.4%**
160 bps decrease from FY 2023

Non-GAAP operating margin of
**7.8%**
170 bps decrease from FY 2023

GAAP Diluted EPS of
**$2.83**
19% decrease from FY 2023

Non-GAAP Diluted EPS of
**$2.98**
23% decrease from FY 2023

GAAP operating cash flow
**$158.1 M**
23% decrease from FY 2023

See Appendix A of this Proxy Statement for information regarding non-GAAP financial measures, including a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures.

## Long-Term Return to Shareholders

**$132M**
5-Year Total Dividends Paid

**$236M**
5-Year Total Share Repurchases

**$368M**
Total Returned to Shareholders over 5 Years

## Compensation Philosophy

Our compensation philosophy is to provide a total direct compensation (“TDC”) opportunity generally targeted to the median of the competitive market, with consideration of performance, skills, experience and other factors in setting individual pay levels. The majority of each NEO’s annual target compensation is at-risk with the amount realized, if any, based on company and stock price performance. The pay level and at-risk portion increases as an NEO assumes greater levels of responsibility with greater potential impact on the company. Accordingly, our CEO’s pay level and the at-risk pay portion of her TDC opportunity are higher than those of other officers due to her greater level of responsibility.

## Pay-for-Performance Overview

Our company’s performance drove our NEO compensation in FY 2024. Our annual Management Incentive Plan (“MIP”) and our performance-based shares for the FY 2022-2024 performance period utilized a subset of the following performance metrics: sales, operating margin, operating cash flow, and relative total shareholder return (“rTSR”). Based on the company's performance, our NEOs earned the following incentive payouts:

| | |
|---|---|
| **2024 MIP**<br>**92% Payout** | Sales and operating margin were the two performance metrics measured by the MIP for FY 2024. Absent delivered sales from the significant backlog in FY 2023 that resulted from heightened demand in prior periods, sales were relatively flat in FY 2024 compared with FY 2023. Although FY 2024 company financial performance fell below the target performance goal for sales, it was at the target performance level for the operating margin performance goal due to strong gross margin performance. As a result, NEOs received a FY 2024 MIP payout that was below the target payout level, commensurate with the achievement level of the pre-established performance goals. |
| **2022-2024 LTIP**<br>**66% Payout** | Sales and operating cash flow were two of the performance metrics that were measured for the FY 2022-2024 performance-based share award. Over the three-year performance period, our company financial performance on sales exceeded the maximum performance goal for sales in two of the three annual periods and was between the target and maximum performance goals in the remaining annual period. Our performance was over the maximum performance goal for operating cash flow in one of the three annual periods but below the target or threshold performance goal in the remaining annual periods. Performance against the third metric, rTSR, fell below the threshold performance goal for the cumulative three-year performance period. Overall, NEOs received a payout for the FY 2022-2024 performance-based share award that was below the target vesting level, commensurate with the achievement level of the pre-established performance goals. |

### CEO Pay-for-Performance Alignment

The chart below compares the realizable TDC for the company's CEO (for FY 2022 through FY 2024) relative to our peer group companies, with realizable pay for the past fiscal year valued as of our fiscal year end, April 27, 2024.


LOW PAY FOR HIGH PERFORMANCE
ALIGNED PAY AND PERFORMANCE
HIGH PAY FOR LOW PERFORMANCE
LA-Z-BOY
3-year TSR Percentile Rank
100%
50%
0%
0%
50%
100%
3-Year CEO Realizable Pay Percentile Rank
Peer Group
La-Z-Boy

-- Zone of aligned pay and performance represents area +/- 25% within perfect alignment between TSR and Pay

For purposes of the above charts, we have included the following elements in calculating "realizable pay" for the company and our peer groups companies:

- actual base salary paid;
- actual bonus earned for the year (typically paid in the subsequent year);
- for long-term incentives, the intrinsic value as of the applicable measurement date;
- for stock options, the in-the-money value of stock options granted in the last three years (vested and unvested) as of the applicable measurement date;
- for restricted stock (or restricted stock units in the case of certain peer companies), the number of shares or units granted multiplied by the stock price as of the applicable measurement date, adjusted for dividend reinvestments;
- for performance shares, shares earned or target awards for cycles beginning in the last three years multiplied by the stock price as of the applicable measurement date, adjusted for dividend reinvestments; and
- for performance cash in the case of certain peer companies, the dollar amount earned or target awards for cycles beginning in the last three years.

### Say-on-Pay Vote and Shareholder Engagement

The Compensation Committee considers whether the company's executive compensation program is aligned with the interests of the company's shareholders. As part of its review of the company's executive compensation program, the Compensation Committee considered the approval by approximately 97% of the votes cast for the company's say-on-pay vote at our 2023 Annual Meeting of Shareholders. The Compensation Committee determined that the company's executive compensation philosophies and objectives and compensation elements continued to be appropriate and did not make any changes to the company's executive compensation program in response to the 2023 say-on-pay vote.

In FY 2024, we invited our top shareholders representing over 40% of the company's outstanding common stock to engage with our Chair of the Board and select members of management on various strategic and other matters, including company strategy and performance, Board diversity and refreshment, executive compensation, and sustainability priorities such as human capital management, sustainability initiatives, oversight and performance, and corporate governance practices. The Compensation Committee and the Board reviewed a summary of the shareholder feedback received on executive compensation-related matters. The shareholders with whom we engaged were generally supportive of our executive compensation program and approved of the extent to which it is performance-based. For a description of our on-going shareholder engagement efforts, please see page 24.

**Overview of Key Compensation Practices**

| What We Do | What We Don't Do |
| --- | --- |
| ✔ Pay for performance – Our NEO compensation program emphasizes variable pay over fixed pay. A majority of NEO target annual compensation is at-risk and linked to our financial and/or stock performance | ✘ Do not provide employment agreements |
| ✔ Establish and monitor compliance with stock ownership guidelines for executives – Our expectations for stock ownership further align NEO's interests with those of our shareholders | ✘ Do not gross up excise taxes upon a change in control |
| ✔ Use rTSR in long-term performance-based share awards | ✘ Do not reprice options without shareholder approval |
| ✔ Mitigate undue risk – We have maximum caps on potential incentive payments and a clawback policy on performance-based compensation | ✘ Do not pay dividends on unearned performance-based shares or units |
| ✔ Appoint only independent directors to the Compensation and Talent Oversight Committee | ✘ Do not have single trigger vesting of equity-based awards upon a change in control |
| ✔ The Compensation and Talent Oversight Committee engages an independent compensation consultant to assist it and the Board with executive compensation program design and review | ✘ Do not provide excessive perquisites |
| ✔ Provide severance and change-in-control arrangements that are designed to be aligned with market practices, including the use of double-trigger change-in-control severance agreements | |

## Executive Compensation Framework

### Compensation Objectives

We design our executive compensation program to:

- Pay for performance. We provide the majority of our NEOs' target TDC in annual and long-term incentive awards that are earned, or increase in value, based on company and/or stock performance.
- Reward for TSR. We align our NEOs' interests with our shareholders' interests by providing a significant portion of their annual target pay opportunity in the form of long-term equity incentives (for FY 2024, performance-based units and restricted stock units), the value of which is dependent on our stock price, and by basing a portion of the performance-based unit awards on rTSR.
- Require significant stock ownership. We require our NEOs to own meaningful amounts of our stock over a sustained period to further align their interests with the interests of long-term shareholders.
- Provide market competitive opportunities. We design our compensation packages, including base salaries and incentive opportunities, to be market competitive.
- Support our business strategy. We provide meaningful award opportunities that are aligned with the achievement of strategic and financial objectives.
- Manage costs. In designing our executive compensation program, we take into account the cost of various elements (share usage, cash flow, and accounting impacts).

### Compensation Mix

In line with our pay-for-performance philosophy, the majority of each NEO's target TDC is performance-based and therefore, "at risk." Target TDC is composed of base salary, target annual bonus, and the target value of annual long-term equity incentives. Target TDC is used in the competitive review of target pay opportunities for each NEO. The charts below show the percentage of each element in the target TDC for our CEO and the average for our other NEOs.


CEO
Base Salary
17%
Restricted Units
(time-based)
31%
83% At Risk
Target MIP
21%
Performance
Based Units
31%


Other NEOs (Average)
Restricted Units
(time-based)
22%
Base Salary
33%
67% At Risk
Performance
Based Units
22%
Target MIP
23%

### Overview of Executive Compensation Program Elements

To best achieve our objectives for the FY 2024 executive pay program, we provide a compensation package composed of the following primary elements:

| Component | Description |
|---|---|
| **Base Salary** | Fixed compensation for services rendered. |
| **Management Incentive Program (MIP)** | Short-term incentive plan that pays cash bonuses to participants based on performance against pre-established goals for sales and operating margin. |
| **Long-Term Incentives** | Annual equity awards (for FY 2024, performance-based units and restricted stock units)<br>• Performance-based units are earned based on performance against pre-established goals for sales and operating cash flow, and TSR relative to the S&P 600 Consumer Durables and Apparel sub-index.<br>• Restricted stock units vest in equal installments over four years, subject to continued service. Value of the awards fluctuates based on the company's stock price performance. |
| **Retirement Benefits** | A qualified 401(k) plan and non-qualified executive deferred compensation plan. Amounts contributed to 401(k) and deferred compensation plans are determined by an NEO’s election. Matching contributions to 401(k) plans in excess of IRC limitations may be credited to the executive deferred compensation plan. |

The mechanics of these pay elements and our pay decisions are detailed below. In addition, we have change-in-control agreements with our NEOs, and they participate in an executive severance plan. Additional information regarding the change-in-control agreements and executive severance plan can be found on page 48. We believe these elements assist us in attracting and retaining quality executive talent and support continuity of our leadership.

## Determining Executive Compensation

### Compensation Committee’s Role

Each year, the Compensation Committee reviews and approves the overall design of our executive pay program and all pay elements for the NEOs. The CEO, chief financial officer, and chief human resources officer provide input on program design (including goals and weighting) and information on the company’s and the furniture industry’s performance.

The Compensation Committee has sole authority to retain and terminate consultants used by the Compensation Committee to evaluate executive compensation. For FY 2024, the Compensation Committee retained Frederic W. Cook & Co., Inc. (“FW Cook”) as its independent executive compensation consultant to advise the committee on matters related to executive compensation. Under the Compensation Committee’s direction, FW Cook interacted with members of the senior executive team to provide insight into company and industry practices, emerging best practices and market trends.

The Compensation Committee annually reviews the independence of its consultants by considering the factors specified in the NYSE’s rules related to compensation advisor independence. With respect to FY 2024, FW Cook provided a report addressing the following factors: (1) other services FW Cook provided to us, if any; (2) the fees we paid as a percentage of FW Cook’s total revenue; (3) FW Cook’s policies and procedures designed to prevent a conflict of interest; (4) any business or personal relationship of members of the consulting team with a member of the committee; (5) any company stock owned by members of the consulting team; and (6) any business or personal relationships between our executive officers and members of the consulting team. In FY 2024, the Compensation Committee discussed FW Cook’s independence along with these factors and concluded that FW Cook’s work did not present any conflict of interest.

### Pay-Setting Process Methodology and Peer Group

For each NEO, we establish a salary range and the target annual and long-term incentive award opportunities after considering market median pay levels. In setting individual pay levels, we consider market pay data and company performance. We also consider each NEO's duties and responsibilities, skills, experience, and performance, as well as our business needs, cost, and internal pay equity.

In setting individual NEO pay levels and opportunities, the Compensation Committee annually reviews compensation data and practices for a peer group of companies in sectors in which the company generally competes to attract talented, high-performing executives. Reflecting the company's business model, the company seeks executive talent with one or more of retail, wholesale, manufacturing and e-commerce experience. Because the company has few competitors comparable in terms of its vertically-integrated business model, its peer group includes a mix of such types of companies.

The Compensation Committee worked with FW Cook to review and approve the current peer group of companies. FW Cook screened for potential peers:

- in similar industries
- in similar geographies
- with a business focus on furniture
- with robust supply chain and manufacturing operations
- with recognizable brands
- with brick-and-mortar and online retail presence
- of similar size
- in related peer networks (e.g., proxy advisor peers, peers of peers)

The Compensation Committee evaluates each peer company annually to determine whether its inclusion remains appropriate. Based on its review and the advice of FW Cook, for the peer group used to evaluate FY 2024 executive compensation decisions, the Compensation Committee did not make any changes to the peer group. The Compensation Committee generally believes that peer group consistency from year to year maximizes year-over-year comparability. The peer group used to evaluate FY 2024 executive compensation decisions is composed of the following 15 publicly-traded companies:

### FY 2024 Peer Group

| | | |
|---|---|---|
| The Aaron's Company, Inc. | HNI Corporation | Sleep Number Corporation |
| Beyond, Inc. (formerly Overstock.com, Inc.) | Interface, Inc. | Steelcase Inc. |
| Ethan Allen Interiors Inc. | iRobot Corporation | Tempur Sealy International, Inc. |
| Haverty Furniture Companies, Inc. | MillerKnoll, Inc. | Topgolf Callaway Brands Corp. (formerly Callaway Golf Company) |
| Helen of Troy Limited | RH | Wolverine World Wide, Inc. |

To aid in its oversight of our executive compensation program, in December 2022, the Compensation Committee requested that FW Cook conduct a market competitive review of target pay opportunities, comprised of base salary, short-term incentives, and long-term incentives, for each of the NEO positions. The Compensation Committee reviewed compensation practices among the compensation peer group and the industry generally in order to consider a broader perspective on market practices. With the assistance of FW Cook, the Compensation Committee reviewed a 25:75 blend of peer group and general industry survey data (adjusted based on annual revenue) in establishing target compensation levels and pay mix and evaluating whether our compensation policies are in line with market data. The FY 2024 target TDC of our NEOs, on average, was aligned with the median TDC for corresponding executives among the comparison companies.

In addition, the Compensation Committee annually reviews current and historical compensation for the NEOs, as well as estimated amounts to be paid to the NEOs under various employment termination situations, including severance and a change in control of the company. Periodically, we also review market practices for executive retirement benefits and deferred compensation plans.

Our process for setting compensation for our NEOs includes a formal, individual performance evaluation each year for each NEO. The independent members of our Board of Directors assess our CEO's performance each year. This assessment includes an evaluation of critical areas, including strategic direction, leadership and values, effective business relationships, business results, and succession planning and management development. Every third year, a third party consultant coordinates the committee's evaluation of the CEO's performance focusing on the same criteria. The consultant compiles the evaluations provided by each board member and prepares a summary report for the board. The CEO assesses the individual performance of the other NEOs each year based on their overall performance throughout the year, accomplishment of specific goals, and their future potential within the organization, which is used in determining their compensation.

## CEO and Other NEO Compensation

### Base Salaries

We set base salaries for our NEOs based on their scope of responsibility, skills, experience, leadership, and performance. We consider market competitiveness, specific job responsibilities, internal pay relationships, and total cost. Consistent with our practices for all management employees, NEOs are eligible for annual merit salary increases based on individual performance, comparison with market levels, and the total salary budget.

### Salary Changes for FY 2024

In May and June 2023, the Compensation Committee reviewed the base salary levels for each of the NEOs other than Ms. Reeder and Mr. Sundy. As part of the salary review process, the committee reviewed and considered the performance of each NEO, relevant market data, the comparison of compensation among various levels of management, and the company's overall performance. Based on such review, the base salaries of Ms. Whittington, Mr. Lucian, and Mr. Leggett were increased, as shown below, in recognition of their consistent and sustained delivery of business and financial results and strong execution of the Century Vision growth strategy. In February 2023, the Compensation Committee approved the FY 2024 base salary for Mr. Sundy, as shown below, in recognition of the increased scope of his executive responsibilities in connection with his April 2023 promotion, as well as his strong performance. In April 2023, the Compensation Committee approved the FY 2024 base salary for Ms. Reeder as part of her recruitment compensation package when she joined the company on April 17, 2023.

| NEO | FY 2023 Salary ($)(1) | FY 2024 Salary ($)(1) | % Change (%) |
|---|---|---|---|
| Melinda D. Whittington | 950,000 | 988,000 | 4.00 |
| Robert G. Lucian | 500,000 | 525,000 | 5.00 |
| Rebecca M. Reeder(2) | N/A | 460,000 | N/A |
| Robert Sundy II | 443,300 | 480,000 | 8.28 |
| Michael A. Leggett | 410,100 | 435,000 | 6.07 |

(1) Salary increases for each of the NEOs other than Mr. Sundy were effective July 1, 2023, as is typical for the company's annual salary increases. Mr. Sundy's salary increase was effective April 30, 2023 in connection with his promotion, As a result, the amounts shown here for FY 2024 may differ from those shown in the FY 2024 Summary Compensation Table on page 50, which reflects the base salaries earned with respect to FY 2024.

(2) Ms. Reeder joined the company and became an executive officer, effective as of April 17, 2023.

### Incentive Compensation

We award incentive compensation under our shareholder-approved La-Z-Boy Incorporated 2022 Omnibus Incentive Plan (the “2022 Omnibus Incentive Plan” or the “2022 Plan”) to reward participants for achievement of both short-term and long-term company performance goals and to enhance our ability to attract and retain employees. The Compensation Committee believes that designing the incentive compensation program with multiple objectives and performance periods promotes behavior that creates shareholder value while mitigating incentives to pursue risky or unsustainable results.

### Short Term Incentive Awards (Management Incentive Program)

Our annual cash bonus program, which we refer to as the Management Incentive Program or MIP, is a short-term incentive award plan that we designed to motivate and reward NEOs for achieving annual performance goals.

### Pay-for-Performance Linkage — FY 2024 MIP Payouts Were Below Target, Reflecting Solid Financial Performance in a Challenging Macroeconomic and Industry Environment

Despite the continuing macroeconomic uncertainty and increased furniture and furnishings industry challenges during FY 2024, the company exhibited solid performance against the FY 2024 sales and operating margin performance goals. Our company financial performance was below the target performance goal for sales, but at the target performance goal for operating margin. In line with our compensation philosophy and commensurate with the achievement level of the pre-established performance goals, MIP payments to our NEOs for FY 2024 were below target.

### FY 2024 MIP Performance Goals

FY 2024 financial performance metrics were:


Sales
50%
Operating Margin
50%

The Compensation Committee selected sales and operating margin as the financial performance metrics to focus management on:

- these major drivers of increased shareholder value in the company's long-term strategic plan, and
- the appropriate balance between top-line growth and improved profitability.

To reflect the NEOs' ability to influence the overall company and to promote collaboration across the businesses, the NEOs' performance goals are based on the company’s consolidated financial performance.

In setting the performance goals shown below, the Compensation Committee considered both prior-year results and then-current forecasted financial results. Following this review, and upon consideration of the macroeconomic uncertainty during FY 2024 as well as the fact that FY 2023 results reflected the final delivery of approximately $300 million in backlog orders that resulted from the heightened COVID-related demand in prior fiscal years, the Compensation Committee approved FY 2024 targets for sales and operating margin that were lower than FY 2023 results. Importantly, the FY 2024 targets reflect a return to industry-wide seasonal trends reflected in the FY 2024 forecast at the time goals were approved. Achievement between the threshold, target, and maximum performance levels is calculated using straight-line interpolation between the relevant performance levels.

| **Performance Level** | **Payout Level (% of Target) (%)** | **Sales (in Millions) ($)** | **Operating Margin (%)** |
|---|---|---|---|
| Maximum | 200 | 2,350 | 9.6 |
| Target | 100 | 2,150 | 7.8 |
| Threshold | 50 | 1,850 | 3.9 |
| Actual (as adjusted for compensation purposes)(1) | | 2,047 | 7.8 |
| Individual Metric Payout (% of Target) | | 83% | 100% |
| Individual Metric Weight | | 50% | 50% |
| **Overall Payout (% of Target)** | | | **92%** |

(1) The Compensation Committee includes certain pre-established adjustments to the operating margin performance metric to provide NEOs with an incentive to take actions that are deemed to be in the long-term interests of the business, but that might otherwise adversely affect payouts on the annual cash incentive awards. In calculating FY 2024 performance for operating margin, pursuant to the pre-established adjustments, purchase accounting charges and supply chain optimization charges were excluded.

### FY 2024 NEO Target Awards and Payouts

For FY 2024, the Compensation Committee established target incentive awards, specified as a percentage of base salary earnings, for each NEO based on consideration of competitive market median data and the company's historical compensation practices for employees in those salary grades. The Compensation Committee approved an increase to Ms. Whittington's target incentive award to 120% of eligible base salary (as compared to 110% for FY 2023) based on her TDC compared to market data. The target incentive award for Ms. Reeder was set reflecting the scope of her position and the company's historical compensation practices with respect to such position. Mr. Sundy's target incentive award was increased in connection with his April 2023 promotion, and reflected the company's historical compensation practices with respect to his expanded position. The company did not increase the target incentive awards for the remaining NEOs for FY 2024. The NEOs have the opportunity to earn awards between 50% of their target incentive award if we meet threshold performance goals to 200% of their target incentive awards if we meet maximum performance goals.

Our NEOs' FY 2024 target awards, achieved performance levels, and actual MIP amount were as follows:

| | **FY 2024 Target Incentive (% of eligible base salary(1)) (%)** | **Achieved Performance Level (% of target performance) (%)** | **Actual FY 2024 Incentive Payout ($)** |
|---|---|---|---|
| **Melinda D. Whittington** | 120 | 92 | 1,083,606 |
| **Robert G. Lucian** | 75 | 92 | 359,312 |
| **Rebecca M. Reeder** | 60 | 92 | 253,920 |
| **Robert Sundy II** | 60 | 92 | 264,960 |
| **Michael A. Leggett** | 75 | 92 | 297,224 |

(1) Under the terms of the MIP, determined based on base salary in effect during the fiscal year, as calculated in accordance with the company's payroll system.

### Our MIP Payout History Demonstrates the Rigor of Our Performance Goals

The Compensation Committee seeks to set target performance goals that are challenging but reasonably achievable with strong management performance. Maximum performance goals have been designed to be difficult to achieve given historical financial performance and the company's forecasted financial results at the time the performance metrics were approved. Over the last five fiscal years, including during a period of unprecedented demand for furniture during the COVID-19 pandemic, the actual performance results for the MIP have averaged approximately 118% of target and ranged from a low of 75% of target to a high of 150% of target as shown in the chart below. Please also see our long-term incentive payout history shown on page 47.

| FY | MIP Payout (as % of target) (%) |
|---|---|
| FY 2024 | 92 |
| FY 2023 | 131 |
| FY 2022 | 144 |
| FY 2021 | 150 |
| FY 2020 | 75 |
| **Average Payout** | **118%** |

### Long-Term Incentive Equity Awards

The long-term incentive award provisions of our shareholder-approved 2022 Omnibus Incentive Plan provide for equity-based compensation (restricted stock/stock unit awards, stock options, performance-based share/unit awards or other forms of equity-based compensation) that we design to align NEO pay with long-term shareholder returns, motivate our NEOs to focus on long-term business objectives, and encourage long-term strategic thinking. The value our NEOs receive from these awards varies based on the company's performance and the future price appreciation of our common stock.

### FY 2024 Equity Grants

Each year, the Compensation Committee establishes long-term incentive award types, mix, and award levels for each eligible pay grade based on our objectives for the equity grants and after considering market median practices, total cost (including share usage, accounting, and tax impacts), and past practices. We review the accounting treatment of the relevant incentive award types, including stock options, performance-based share/unit awards, and restricted stock/stock unit awards. The Compensation Committee approves annual equity-based awards that are generally granted in the first quarter of the fiscal year.

Based on an overall market review of our executive compensation program and each NEO's total compensation, the Compensation Committee approved target long-term incentive equity awards, as a percentage of base salary, to each of our NEOs as follows:

| | FY 2024 Long-Term Incentive Target (as % of base salary) (%) |
|---|---|
| **Melinda D. Whittington** | 360 |
| **Robert G. Lucian** | 175 |
| **Rebecca M. Reeder**(1) | 110 |
| **Robert Sundy II** | 110 |
| **Michael A. Leggett** | 125 |

(1) On occasion, the Compensation Committee makes selective equity awards to attract talent, make whole executives who join our company and incentivize such executives to remain with the company and work to enhance the value of the company's stock over time. Such compensation arrangements may be subject to clawback or vesting conditions so that the executives only receive value from such arrangements if they remain employed with the company for a specified period of time. In connection with her hiring as President, Retail La-Z-Boy Furniture Galleries, Ms. Reeder received a make-whole, sign-on restricted stock unit award with respect to 10,000 shares of the company's common stock with a grant date value of $276,600. The restricted stock unit award was granted to make Ms. Reeder whole

for compensation she forfeited by leaving her prior employer. Her restricted stock unit award will vest over a four-year period in equal installments on the first four anniversaries of the grant date, subject to her continued employment through the applicable vesting date. Under the terms of the award agreement, Ms. Reeder will receive shares and any accrued dividends when the corresponding restricted stock units have vested. The FY 2024 Long-Term Incentive Target in the table above reflects her long-term incentive target exclusive of her one-time, sign-on grant.

In setting the long-term incentive award targets for Ms. Whittington and Mr. Lucian, in particular, the Compensation Committee considered the input of FW Cook with respect to TDC and made adjustments to further align the target long-term incentive awards with market median. The long-term incentive award targets for the remaining NEOs are based on historical compensation practices with respect to their roles and their relative positioning versus market median.

For the FY 2024 long-term incentive awards, the Compensation Committee approved a change in the mix of the equity awards to 50% restricted stock units and 50% performance-based units (as compared to FY 2023, in which our then-serving NEOs received 25% restricted stock units, 25% stock options, and 50% performance-based units). In making this change, the committee considered the limited use of stock option awards by our peer companies and sought to provide a meaningful retention component in the overall equity mix in the form of restricted stock units that is also aligned to long-term shareholder interests.

Early in FY 2024, pursuant to the 2022 Omnibus Incentive Plan, we granted performance-based units and restricted stock units to our NEOs.

**Restricted Stock Unit Awards (50% of total FY 2024 long-term incentive opportunity)**

Restricted stock unit awards are an incentive for executives to remain with our company and to work to enhance the value of the company's stock over time. Executives receive value from restricted stock unit awards only if they are still employed by the company when the awards vest, except in the case of certain qualifying terminations of employment. The value of any earned shares depends on La-Z-Boy's future stock price. For our NEOs, the restricted stock units granted in FY 2024 vest in equal installments over four years (25% per year).

**Performance-Based Unit Awards (50% of total FY 2024 long-term incentive opportunity)**

Performance-based unit awards provide our NEOs the opportunity to earn a defined number of shares of our common stock if we achieve pre-established performance goals and the NEO remains employed through the conclusion of the performance period, except in the case of certain qualifying terminations of employment. The value of any earned shares depends on La-Z-Boy's future stock price and the company's achievement against the pre-established performance goals. An NEO's award opportunity ranges from 50% of the NEO's target number of shares if we achieve threshold performance goals to a maximum of 200% of the target number of shares if we achieve maximum performance goals. If the performance goals are not achieved, the performance-based unit awards associated with that performance metric will not vest. Following the conclusion of the three-year performance period, we pay out the shares that our NEOs earned.

The number of shares our NEOs receive, if any, will depend on how the company performs against pre-established sales growth and operating cash flow performance goals for each of FYs 2024, 2025, and 2026, and rTSR goals over the three-year performance period. TSR is measured cumulatively over the entire three-year performance period relative to the TSR of the constituents of the S&P 600 Consumer Durables and Apparel sub-index. For the overall payout, the weightings of each of the performance goals and the annual periods in the three-year performance period are shown in the table below. For the performance-based unit awards, the Compensation Committee seeks to set target performance goals that are challenging but reasonably achievable with strong management performance.

| Metric (Total Weight) | FY 2024 Weight (%) | FY 2025 Weight (%) | FY 2026 Weight (%) |
|---|---|---|---|
| Sales Growth (25%) | 8.33 | 8.33 | 8.33 |
| Operating Cash Flow (25%) | 8.33 | 8.33 | 8.33 |
| Total Share Allocation by Year | 16.66 | 16.66 | 16.66 |
| rTSR (50%)(1) | | 50 | |

(1) This 50% portion of the performance-based unit awards is earned based on the company's rTSR performance, which is measured over the three-year cumulative performance period, FY 2024-FY 2026.

NEOs become vested in performance-based units based on each metric independent of our performance on the other metrics. Each factor includes a threshold performance level that must be achieved before any units vest based on that metric. No units vest if the company performs below the threshold performance level of all three factors. Payout for performance between threshold and target and between target and maximum is interpolated for performance between levels. The actual number of units NEOs earn can be more or less than target level depending on the company's performance against the pre-established performance goals. Following vesting, the performance-based units are settled in shares of company common stock.

The Compensation Committee utilized sales performance as an element in both the company's FY 2024 MIP and FY 2024-2026 long-term equity incentive program, in recognition of the fact that this measure is viewed as a core driver of the company's performance and shareholder value creation and is a strategic priority in the company's Century Vision. In designing the company's executive compensation program, the Compensation Committee supplemented this measure with additional performance measures in order to strike an appropriate balance with respect to incentivizing top-line growth, profitability, liquidity and shareholder returns over both the short-term and long-term horizons.

**Prior LTIP Equity Grant Performance Achievement and Payouts**

Each of our NEOs that received the FY 2022 grant were eligible to earn payouts on the performance-based share awards granted in FY 2022 for the three-year performance period that ended with our FY 2024 year end. The design and structure of these performance-based shares was similar to those subsequently granted in FY 2023 and FY 2024. The following table shows how the company performed against the sales and operating cash flow goals for each of the three fiscal years, and the company's rTSR versus the S&P 600 Consumer Durables and Apparel sub-index for the three-year performance period. Following the end of the three-year performance period, we paid out earned shares, the number and value of which are shown in the FY 2024 Option Exercises and Stock Vested table on page 55.

**Performance Period FY 2022-2024 – Overall payout of 66% of target**

| | | Threshold, Target and Maximum Goals | | | Results | | | Payout as % of Target | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Sales (in Millions) | Operating Cash Flow (in Millions) | Relative TSR Over 3 Years | Sales (in Millions) | Operating Cash Flow (in Millions) | Relative TSR Over 3 Years | Sales | Operating Cash Flow | Relative TSR Over 3 Years |
| FY 2022 | Maximum | $2,150 | $211.9 | Maximum 75th percentile | $ 2,357 | $ 84.6 | 20th Percentile | 200% | 0% | 0% |
| | Target | $2,050 | $195.7 | | | | | | | |
| | Threshold | $1,950 | $169.9 | | | | | | | |
| FY 2023 | Maximum | $2,110 | $201.6 | Target 50th percentile | $ 2,349 | $ 208.2 | | 200% | 200% | |
| | Target | $2,010 | $185.4 | | | | | | | |
| | Threshold | $1,860 | $146.6 | | | | | | | |
| FY 2024 | Maximum | $2,130 | $204.9 | Threshold 25th percentile | $ 2,047 | $ 163.7 | | 117% | 76% | |
| | Target | $2,030 | $188.6 | | | | | | | |
| | Threshold | $1,830 | $137.0 | | | | | | | |

The Compensation Committee includes certain pre-established adjustments to the operating cash flow performance metric to provide NEOs with an incentive to take actions that are considered to be in the long-term interests of the business, but that might otherwise adversely affect payouts on the awards. In calculating FY 2024 performance for operating cash flow, pursuant to the pre-established adjustments, supply chain optimization charges and purchase accounting charges related to acquisitions were excluded.

The performance-based equity awards granted in FY 2023 and FY 2024 provide NEOs with the opportunity to earn a portion of the awards based on sales and operating cash flow targets established for each of the three years covered by the grant and based on the company's rTSR versus the constituents of the S&P 600 Consumer Durables and Apparel sub-index over the three-year performance period. Performance goals and results for performance through the end of FY 2024 are shown in the following tables. For the rTSR component, threshold, target, and maximum performance levels are the 25th, 50th, and 75th percentiles, respectively. While we set the sales and operating cash flow goals for each of the three years at the start of the performance period, we do not disclose the sales and operating cash flow goals for uncompleted years, because we believe doing so would cause competitive harm.

**Performance Period FY 2023-2025**

| | Target Goals | | | Results | | Payout as % of Target | |
|---|---|---|---|---|---|---|---|
| | Sales (in Millions) | Operating Cash Flow (in Millions) | Relative TSR Over 3 Years* | Sales (in Millions) | Operating Cash Flow (in Millions) | Sales | Operating Cash Flow |
| **FY 2023** | $2,433 | $141.0 | **Target** 50th percentile | $2,349 | $208.2 | 88% | 200% |
| **FY 2024** | $2,396 | $218.3 | | $2,047 | $163.7 | 50% | 67% |
| **FY 2025 (in process)** | | | | | | | |

* For rTSR performance over the 3-year performance period, the threshold goal is the 25th percentile and the maximum goal is the 75th percentile of the constituents of the S&P 600 Consumer Durables and Apparel sub-index.

The Compensation Committee includes certain pre-established adjustments to the operating cash flow performance metric to provide NEOs with an incentive to take actions that are considered to be in the long-term interests of the business, but that might otherwise adversely affect payouts on the awards. In calculating FY 2023 performance for operating cash flow, pursuant to the pre-established adjustments, business realignment charges, supply chain optimization charges and purchase accounting charges related to acquisitions were excluded. Additionally, in calculating FY 2024 performance for operating cash flow, pursuant to the pre-established adjustments, supply chain optimization charges and purchase accounting charges related to acquisitions were excluded.

**Performance Period FY 2024-2026**

| | Target Goals | | | Results | | Payout as % of Target | |
|---|---|---|---|---|---|---|---|
| | Sales (in Millions) | Operating Cash Flow (in Millions) | Relative TSR Over 3 Years* | Sales (in Millions) | Operating Cash Flow (in Millions) | Sales | Operating Cash Flow |
| **FY 2024** | $2,150 | $172.4 | **Target** 50th percentile | $2,047 | $163.7 | 83% | 94% |
| **FY 2025 (in process)** | | | | | | | |
| **FY 2026** | | | | | | | |

* For relative TSR performance over the 3-year performance period, the threshold goal is the 25th percentile and the maximum goal is the 75th percentile of the constituents of the S&P 600 Consumer Durables and Apparel sub-index.

In calculating FY 2024 performance for operating cash flow, pursuant to the pre-established adjustments, supply chain optimization charges and purchase accounting charges related to acquisitions were excluded.

These awards for the grants made in FY 2023 and FY 2024 have been earned contingent on the NEO remaining with the company through the end of the respective three-year performance period, or an earlier qualifying termination of employment, after which they will be settled in shares of company common stock. For information on the treatment of these awards at retirement, see Payments Made Upon Disability or Retirement on page 57.

### Our LTI Payout History Demonstrates the Rigor of Our Performance Goals

The Compensation Committee seeks to set target performance goals that are challenging but reasonably achievable with strong management performance. Maximum performance levels have been designed to be difficult to achieve given historical financial performance and the company's forecasted financial results at the time the performance metrics were approved. Over the last five fiscal years, the actual performance results for the performance-based share awards have averaged approximately 85% of target and ranged from a low of 66% of target to a high of 111% of target as shown in the chart below:

| FY Award | Performance Cycle | Payout Achievement (%) |
|---|---|---|
| FY 2022 | FY22-23-24 | 66 |
| FY 2021 | FY21-22-23 | 84 |
| FY 2020 | FY20-21-22 | 89 |
| FY 2019 | FY19-20-21 | 111 |
| FY 2018 | FY18-19-20 | 76 |
| **Average Payout** | | **85%** |

### Retirement Benefits

We provide retirement benefit plans as an incentive for employees to remain with the company long-term and to assist with retirement planning. Our NEOs are eligible to participate in the same retirement benefit programs that we offer to salaried employees at the corporate level.

Our NEOs are eligible to participate in our 401(k) plan to which the company may make matching contributions. For FY 2024, the match varied by operating unit and ranged from 0% to a maximum of 6% if the employee contributed at least 9% of their eligible compensation.

### Financial Planning Services Reimbursement

We provide eligible executives with reimbursement of eligible expenses for financial planning services up to the specified annual limit of $6,000. Our objective is to support our executives as they plan for their future and retirement, and to allow them to make the best use of the benefit programs available to them. Eligible expenses include fees and expenses associated with the following financial planning services provided by a qualified firm: investment planning; retirement planning; income tax planning and preparation; estate planning and preparation of wills and trusts; and benefit programs.

### Performance Compensation Retirement Plan

Prior to FY 2023, our NEOs, executive management employees, and certain other key management employees designated by the Compensation Committee participated in our Performance Compensation Retirement Plan (“PCRP”), under which the company made contributions to the plan only to the extent we achieved pre-established performance goals. The Compensation Committee determined that executive retention and engagement would be best served by eliminating company contributions to the PCRP for FY 2023 and future years. While the PCRP was not terminated and prior balances in the PCRP will continue to be credited for earnings, the plan was frozen with respect to new participants, and no further contributions have been made on behalf of existing participants.

### Executive Deferred Compensation Plan

Our 2005 Executive Deferred Compensation Plan allows executives to defer pay that they have earned. Participants may elect to defer up to 100% of their salaries and annual cash incentive awards under the MIP (excluding any amounts attributable to the exercise of positive discretion by the Compensation Committee). In addition, the company may contribute to this plan any company 401(k) match that cannot be credited to executives’ accounts under the 401(k) plan due to the Internal Revenue Code compensation limitations that apply to the tax-qualified retirement plans. Such limits may apply because the executive’s contributions and the company’s matching contributions were limited by either the annual contribution limit — $23,000 for 2024 — or the annual compensation limit — $345,000 for 2024. NEOs' salary and bonus deferrals are detailed in the FY 2024 Non-Qualified Deferred Compensation table on page 56.

## Governance Features and Other Benefits

### Executive Management Stock Ownership Guidelines

The Compensation Committee annually monitors compliance by our executive management with stock ownership guidelines. We establish a minimum fixed number of shares of company stock that we expect each executive to own based on a multiple of the executive's annual base salary at the time we set the guideline. Executives are expected to achieve compliance with the initial guideline within five years. We reset the stock ownership requirement every three years and did so in June 2022 based on each executive's salary and a representative share price at the end of FY 2022. The committee will reassess the share requirement again in 2025, and, subject to variation in our stock price, executives can expect their requirements to increase as their compensation increases. Current stock ownership guideline values and approximate share requirements for the NEOs are as follows:

| | Guideline Value (Multiple of Salary) | Share Requirement |
|---|---|---|
| CEO | 5x | 167,000 |
| Other NEOs | 3x | 44,000 – 53,000 |

In determining compliance with the guidelines, we include shares owned directly, shares held in a family trust or qualified retirement program, performance-based shares/units contingently earned for completed performance periods but not yet paid out, and restricted stock/stock unit awards. Unexercised stock options, whether unvested or vested, and performance-based awards that remain subject to performance-based vesting conditions do not count towards compliance with the guidelines. As of April 27, 2024, each of the NEOs was in compliance with the stock ownership guidelines or within the five-year transition period.

### Severance Benefits

#### Named Executive Officer Change-in-Control Agreements

We have change-in-control agreements with our NEOs to support continuity of our leadership in the event the company's ownership changes. Under the agreements, a change in control generally occurs when a person, entity or group acquires ownership of 30% of a company's stock, increases its holding to more than 50% of the value or voting power of a company's stock, or acquires 40% or more of a company's assets, or if a majority of a company's board of directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the directors who were serving before the date of the appointment or election.

Our agreements provide that an NEO will receive cash severance if we have a change in control and in the succeeding two years (or three years for our CEO), the NEO's employment terminates under certain conditions. In that event, we would pay an NEO two times (or three times for our CEO) the sum of the executive's base salary at the time of termination plus the average of the annual bonuses the executive received over the previous three years. The NEO is responsible for any excise tax, and the company does not pay any excise tax gross-ups. We utilize a "best-net" approach where we reduce payments to the safe harbor limit to avoid excise tax only if doing so results in a greater after-tax benefit to the NEO. During the period that we pay severance, we also continue to provide medical and dental benefits. Similar to this severance arrangement, our executives may receive accelerated vesting in outstanding equity awards issued under our 2022 Omnibus Incentive Plan or prior equity plan following a change in control if their employment is terminated. Additional information regarding the change-in-control severance agreements and estimated termination payments to NEOs is presented on pages 56-60.

#### Named Executive Officer Severance Plan

The severance plan for the NEOs is designed to assist the company in attracting and retaining quality executive talent while providing the company some protection against competition and solicitation by former executives. The severance plan requires the company to pay an NEO severance if the company discharges the executive other than "for cause" or if the NEO leaves the company with "good reason." Following a qualifying termination of employment, the company would pay the CEO severance for 24 months and pay the other NEOs severance for 12 months at the level of their monthly base salary when their employment ended plus the average of the three most recent annual cash incentive bonuses paid to the executive divided by 12. In FY 2023, the severance plan was amended to make certain administrative changes as well as to factor in the annual cash incentive bonus as a component of the severance payment based on the input of FW Cook after a review of market practices. Termination "for cause" includes employee acts involving dishonesty, fraud, illegality or moral turpitude; material

misconduct in the performance of duties; habitual neglect of material duties; and serious violation of company policies. Resignation for “good reason” includes a resignation triggered by a reduction in the executive’s monthly base pay or target bonus opportunity unless similarly situated employees are similarly affected or the executive is required to relocate to a work location that would increase the distance of their commute by more than 50 miles. NEOs will receive medical and dental benefits during the time they receive severance. If an NEO’s employment terminates following a change in control of the company, the NEO receives benefits under the severance plan only to the extent they exceed benefits the NEO receives pursuant to the NEO’s change-in-control agreement with the company. Information regarding the benefits payable under the severance plan and estimated termination payments to NEOs is presented on pages 56-60.

We established the severance periods of 24 and 12 months based on the market and peer company analysis. To receive severance, NEOs must execute a release of claims and comply with non-competition and non-solicitation covenants for the duration of the severance term.

**Recoupment of Incentive Payments**

The company has adopted a policy which provides for the recoupment of incentive compensation in certain circumstances in the event of a restatement of financial results by the company. This policy is intended to comply with the requirements of Securities and Exchange Commission rules and New York Stock Exchange listing standards implementing Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

In accordance with the terms of the PCRP, if we determine that any contribution credits we previously made to such plan were based on erroneous financial statements or other financial errors or misstatements, we will adjust all participants’ accounts to reflect contribution credits calculated based on complete and accurate financial information.

In addition, in accordance with the terms of applicable award agreements, we will require a management employee, including each of the NEOs, to reimburse us for annual or long-term incentive payments we made to the employee, and we will rescind any contribution credits we made for the employee under the PCRP, to the extent our Board determines that the employee engaged in misconduct that resulted in a material inaccuracy in our financial statements or the performance metrics we used to make incentive payments or awards, and the employee received a higher payment as a result of the inaccuracies.

## Equity Grant Timing

The Compensation Committee and senior management monitor the company’s equity grant policies to evaluate whether such policies comply with governing regulations and are consistent with good corporate governance practices. Annual equity grants to the executive officers are generally made at the Compensation Committee meeting held in June of each year, after results for the preceding fiscal year become available and after review and evaluation of each executive officer’s performance, enabling the Compensation Committee to consider both the prior year’s performance and expectations for the succeeding year in making equity grant decisions. However, the Compensation Committee may make grants at any time during the year it deems appropriate.

# Executive Compensation Tables

## FY 2024 Summary Compensation Table

The FY 2024 Summary Compensation Table presents FY 2022, 2023, and 2024 "total compensation" (see footnotes for the included pay elements) for the NEOs. Mr. Leggett and Mr. Sundy were not NEOs in FY 2022 and Ms. Reeder was not a NEO prior to FY 2024.

- Actual value realized in FY 2024 for previously granted long-term incentives is presented in the FY 2024 Option Exercises and Stock Vested table on page 55.
- Target annual and long-term incentive opportunities for FY 2024 are presented in the FY 2024 Grants of Plan-Based Awards table on page 52.

| Name and Principal Position | Fiscal Year | Salary ($) | Stock Awards ($)[1] | Option Awards ($) | Non-Equity Incentive Plan Compensation ($)[2] | All Other Compensation ($)[3] | Total ($) |
|---|---|---|---|---|---|---|---|
| **Melinda D. Whittington** | 2024 | 981,667 | 3,553,220 | — | 1,083,606 | 253,617 | 5,872,110 |
| President and | 2023 | 941,667 | 2,735,585 | 800,001 | 1,356,876 | 149,858 | 5,983,987 |
| Chief Executive Officer | 2022 | 913,037 | 1,449,683 | 1,250,004 | 1,425,600 | 760,470 | 5,798,794 |
| **Robert G. Lucian** | 2024 | 520,833 | 909,078 | — | 359,312 | 64,302 | 1,853,525 |
| Senior Vice President and | 2023 | 495,833 | 670,014 | 195,936 | 487,134 | 51,771 | 1,900,688 |
| Chief Financial Officer | 2022 | 478,403 | 344,302 | 296,877 | 513,000 | 242,978 | 1,875,560 |
| **Rebecca M. Reeder** | 2024 | 460,000 | 802,319 | — | 253,920 | 15,260 | 1,531,499 |
| President, Retail La-Z-Boy Furniture Galleries | | | | | | | |
| **Robert Sundy II** | 2024 | 480,000 | 548,541 | — | 264,960 | 48,442 | 1,341,943 |
| President, La-Z-Boy Brand and | 2023 | 436,583 | 344,503 | 100,749 | 314,532 | 35,212 | 1,231,579 |
| Chief Commercial Officer | | | | | | | |
| **Michael A. Leggett** | 2024 | 430,850 | 532,616 | — | 297,224 | 50,541 | 1,311,231 |
| Senior Vice President and | 2023 | 408,417 | 427,450 | 125,002 | 401,260 | 26,939 | 1,389,068 |
| Chief Supply Chain Officer | | | | | | | |

(1) For FY 2024, reflects the total grant date fair market value of restricted stock unit awards granted during the fiscal year, calculated in accordance with FASB ASC Topic 718, as well as the total grant date fair value of the performance-based unit awards granted during the fiscal year, with the performance-based unit awards calculated based on the probable level of achievement at the time of grant. In valuing the FY 2024 restricted stock unit awards, the fair value of each share was $27.66, the market value of our common stock on the date we granted the awards (the service inception date). In valuing the FY 2024 performance-based unit awards, the fair value of each share was $25.48, the market value of our common stock on the date we granted the awards (the service inception date) less the dividends we expect to pay before the shares vest. The grant date fair value, assuming maximum achievement of the performance goals, of performance-based units is shown as follows:

| Name | FY 2024 ($) |
|---|---|
| **Melinda D. Whittington** | 3,686,446 |
| **Robert G. Lucian** | 943,160 |
| **Rebecca M. Reeder** | 545,426 |
| **Robert Sundy II** | 569,108 |
| **Michael A. Leggett** | 552,582 |

(2) Consists of cash awards for the achievement of performance goals for the respective year made under our MIP. Payments are generally made in the first quarter following completion of the fiscal year.

(3) All Other Compensation for FY 2024 consists of the following:

- Company contributions to the 401(k) Plan and contributions or credits to the Executive Deferred Compensation Plan of the following amounts: Ms. Whittington – $140,068; Mr. Lucian – $62,778; Ms. Reeder – $14,950; Mr. Sundy – $47,789; and Mr. Leggett – $50,144.
- Company-paid life insurance premiums and tax reimbursements related to company contributions to the deferred compensation plans (made in the prior year), which tax reimbursements were of the following amounts: Ms. Whittington – $2,396; Mr. Lucian – $1,157; Mr. Sundy – $300; and Mr. Leggett – $82.
- For Ms. Whittington, reimbursement of eligible expenses for financial planning services.
- For Ms. Whittington, our incremental cost of $104,433 for her personal use of the company aircraft, which is calculated by multiplying the aircraft's hourly variable operating cost by the flight time for the applicable trip. Variable operating costs consist of fuel, landing and parking fees, variable maintenance, variable pilot expenses for travel, and any special catering costs and other miscellaneous variable costs. On certain occasions, her spouse and other family members or guests accompanied Ms. Whittington on a flight. No additional incremental operating cost is incurred in such situations under the foregoing methodology. We did not pay Ms. Whittington any amounts in connection with taxes on income imputed to her for personal use of our aircraft.

## FY 2024 Grants of Plan-Based Awards

The following table provides details of all incentive plan-based awards granted to the NEOs during FY 2024, all of which were granted under the 2022 Omnibus Incentive Plan. Specifically, the table presents the following FY 2024 incentive awards:

- Annual management incentive award (MIP) potential award range (see "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" columns). The actual awards are shown in the FY 2024 Summary Compensation Table (see page 50).
- Performance-based units
- Restricted stock units

| | | Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1) | | | Estimated Future Payout Under Equity Incentive Plan Awards(2) | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Name | Grant Date | Threshold ($) | Target ($) | Maximum ($) | Threshold (#) | Target (#) | Maximum (#) | All Other Stock Awards: Number of Shares or Units(3) (#) | All Other Option Awards: Number of Securities Underlying Options (#) | Exercise or Base Price of Option Awards ($/Share) | Grant Date Fair Value of Stock & Option Awards(4) ($) |
| **Melinda D. Whittington** | | | | | | | | | | | |
| 2024 Annual Incentive (MIP) | | 294,458 | 1,177,833 | 2,355,666 | | | | | | | |
| Performance-Based Units | 6/26/2023 | | | | 5,152 | 61,822 | 123,644 | | | | 1,843,223 |
| Restricted Stock Units | 6/26/2023 | | | | | | | 61,822 | | | 1,709,997 |
| **Robert G. Lucian** | | | | | | | | | | | |
| 2024 Annual Incentive (MIP) | | 97,639 | 390,556 | 781,112 | | | | | | | |
| Performance-Based Units | 6/26/2023 | | | | 1,318 | 15,817 | 31,634 | | | | 471,580 |
| Restricted Stock Units | 6/26/2023 | | | | | | | 15,817 | | | 437,498 |
| **Rebecca M. Reeder** | | | | | | | | | | | |
| 2024 Annual Incentive (MIP) | | 69,000 | 276,000 | 552,000 | | | | | | | |
| Performance-Based Units | 6/26/2023 | | | | 762 | 9,147 | 18,294 | | | | 272,713 |
| Restricted Stock Units | 6/26/2023 | | | | | | | 19,147 | | | 529,606 |
| **Robert Sundy II** | | | | | | | | | | | |
| 2024 Annual Incentive (MIP) | | 72,000 | 288,000 | 576,000 | | | | | | | |
| Performance-Based Units | 6/26/2023 | | | | 795 | 9,544 | 19,088 | | | | 284,554 |
| Restricted Stock Units | 6/26/2023 | | | | | | | 9,544 | | | 263,987 |
| **Michael A. Leggett** | | | | | | | | | | | |
| 2024 Annual Incentive (MIP) | | 80,767 | 323,069 | 646,138 | | | | | | | |
| Performance-Based Units | 6/26/2023 | | | | 772 | 9,267 | 18,534 | | | | 276,291 |
| Restricted Stock Units | 6/26/2023 | | | | | | | 9,267 | | | 256,325 |

(1) The amounts consist of the threshold, target and maximum payout opportunities under the MIP, with payout based on sales and operating margin performance results.

(2) The amounts consist of the threshold, target and maximum performance-based units that could vest based on performance with respect to sales growth, operating cash flow and relative TSR over the FY 2024–2026 performance period and the NEO's continued employment through the end of the performance period. The "Threshold" estimated future payout shown reflects meeting the threshold for just the sales or operating cash flow goal in any one of the three performance cycles.

(3) The amounts reported in this column represent restricted stock units granted to each NEO in FY 2024, including the portion of the annual restricted stock unit award that represented the make-whole, sign-on grant made to Ms. Reeder in connection with her hire. These restricted stock units vest in four installments on each of the first four anniversaries of the grant date, subject to the NEO's continued employment through the applicable vesting date. During the vesting period, cash dividends accrue and will be paid in cash to the NEO to the extent the underlying restricted stock units vest.

(4) Reflects the total grant date fair value of the equity awards granted during the fiscal year, with the performance-based units based on the probable level of achievement. For additional information regarding the assumptions we used in valuing the awards, refer to Note 14, "Stock-Based Compensation" of Item 8, "Financial Statements and Supplementary Data" of our Form 10-K for the fiscal year ended April 27, 2024, as filed with the SEC. In valuing the FY 2024 restricted stock unit awards, the fair value of each share was $27.66, the market value of our common stock on the date we granted the awards (the service inception date). In valuing the FY 2024 performance-based unit awards, the fair value of each share was $25.48, the market value of our common stock on the date we granted the awards (the service inception date) less the dividends we expect to pay before the shares vest.

## Outstanding Equity Awards at 2024 Fiscal Year-End

The following table presents all outstanding stock options and unvested stock awards (performance-based units and restricted shares/units) held by the NEOs at the end of the fiscal year. Market values for the unvested stock awards are presented based on the closing price of the company's stock on April 26, 2024 (the last trading day of FY 2024), of $33.11.

| | | Option Awards | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|
| Name | Grant FY | Number of Securities Underlying Unexercised Options Exercisable (#) | Number of Securities Underlying Unexercised Options Unexercisable (#)(1) | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock that Have Not Vested (#)(2) | Market Value of Shares or Units of Stock That Have Not Vested ($) | Equity Incentive Plan Awards: Number of Unearned of Shares, or Units or other Rights That Have Not Vested (#)(3) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(3) |
| **Melinda D. Whittington** | | | | | | | | | |
| Performance-Based Units | | | | | | 31,239 | 1,034,323 | 138,921 | 4,599,674 |
| Stock Options | 2023 | 25,316 | 75,950 | 24.41 | 6/28/2032 | | | | |
| | 2022 | 50,854 | 50,855 | 37.93 | 6/21/2031 | | | | |
| | 2021 | 25,953 | 8,652 | 27.54 | 6/22/2030 | | | | |
| | 2020 | 21,919 | — | 30.24 | 6/17/2029 | | | | |
| | 2019 | 34,003 | — | 33.15 | 6/18/2028 | | | | |
| Restricted Stock/Stock Units | | | | | | 86,402 | 2,860,770 | | |
| **Robert G. Lucian** | | | | | | | | | |
| Performance-Based Units | | | | | | 7,749 | 256,569 | 34,590 | 1,145,275 |
| Stock Options | 2023 | 6,200 | 18,602 | 24.41 | 6/28/2032 | | | | |
| | 2022 | 12,078 | 12,078 | 37.93 | 6/21/2031 | | | | |
| | 2021 | 3,264 | 1,090 | 27.54 | 6/22/2030 | | | | |
| | 2020 | 5,516 | — | 30.24 | 6/17/2029 | | | | |
| Restricted Stock/Stock Units | | | | | | 22,237 | 736,267 | | |
| **Rebecca M. Reeder** | | | | | | | | | |
| Performance-Based Units | | | | | | 1,340 | 44,367 | 7,624 | 252,431 |
| Stock Options | | — | — | | | | | | |
| | | — | — | | | | | | |
| Restricted Stock/Stock Units | | | | | | 19,147 | 633,957 | | |
| **Robert Sundy II** | | | | | | | | | |
| Performance-Based Units | | | | | | 4,192 | 138,797 | 18,960 | 627,766 |
| Stock Options | 2023 | 3,188 | 9,565 | 24.41 | 6/28/2032 | | | | |
| | 2022 | 3,254 | 3,255 | 37.93 | 6/21/2031 | | | | |
| Restricted Stock/Stock Units | | | | | | 16,695 | 552,771 | | |
| **Michael A. Leggett** | | | | | | | | | |
| Performance-Based Units | | | | | | 4,823 | 159,690 | 21,380 | 707,892 |
| Stock Options | 2023 | — | 11,868 | 24.41 | 6/28/2032 | | | | |
| | | | | | | | | | |
| Restricted Stock/Stock Units | | | | | | 15,608 | 516,781 | | |

(1) Unvested stock options will vest as follows:

| Grant FY | Options Vesting Schedule |
|---|---|
| 2023 | Unvested options vested or will vest 1/3 on June 28, 2024, 1/3 on June 28, 2025, and 1/3 on June 28, 2026. |
| 2022 | Unvested options vested or will vest 1/2 on June 21, 2024 and 1/2 on June 21, 2025. |
| 2021 | Unvested options vested on June 22, 2024. |

(2) The earned but unvested performance-based units will vest as follows:

| | FY 2024 Grant[(a)] (#) | FY 2023 Grant[(b)] (#) | Total (#) |
|---|---|---|---|
| Melinda D. Whittington | 9,063 | 22,176 | 31,239 |
| Robert G. Lucian | 2,319 | 5,430 | 7,749 |
| Rebecca M. Reeder | 1,340 | — | 1,340 |
| Robert Sundy II | 1,399 | 2,793 | 4,192 |
| Michael A. Leggett | 1,358 | 3,465 | 4,823 |

(a) Earned and unvested performance-based units are shown and will vest on April 25, 2026.

(b) Earned and unvested performance-based units are shown and will vest on April 26, 2025.

Unvested restricted shares/units will vest as follows:

| | FY 2024 Grant[(a)] (#) | FY 2023 Grant[(b)] (#) | FY 2022 Grant[(c)] (#) | FY 2021 Grant[(d)] (#) | Total (#) |
|---|---|---|---|---|---|
| Melinda D. Whittington | 61,822 | 24,580 | — | — | 86,402 |
| Robert G. Lucian | 15,817 | 6,021 | — | 399 | 22,237 |
| Rebecca M. Reeder | 19,147 | — | — | — | 19,147 |
| Robert Sundy II | 9,544 | 3,096 | 1,055 | 3,000 | 16,695 |
| Michael A. Leggett | 9,267 | 3,841 | 2,500 | — | 15,608 |

(a) Unvested restricted stock units vested or will vest 1/4 on June 26, 2024, 1/4 on June 26, 2025, 1/4 on June 26, 2026, and 1/4 on June 26, 2027.

(b) Unvested restricted stock units vested or will vest 1/3 on June 28, 2024, 1/3 on June 28, 2025, and 1/3 on June 28, 2026.

(c) For Mr. Sundy's award, unvested restricted stock vested or will vest 1/2 on June 21, 2024 and 1/2 on June 21, 2025. For Mr. Leggett's award, unvested restricted stock will vest 1/2 on January 15, 2025 and 1/2 on January 15, 2026.

(d) For Mr. Lucian's award, unvested restricted stock vested on June 22, 2024. For Mr. Sundy's award, unvested restricted stock will vest on January 27, 2025.

(3) Unearned performance-based units are shown assuming maximum performance for FY 2023 grant and target performance for FY 2024 grant.

| | Performance-Based Units | | |
|---|---|---|---|
| Name | FY 2024 Grant at Target[(a)] (#) | FY 2023 Grant at Maximum[(b)] (#) | Total (#) |
| Melinda D. Whittington | 51,523 | 87,398 | 138,921 |
| Robert G. Lucian | 13,182 | 21,408 | 34,590 |
| Rebecca M. Reeder | 7,624 | — | 7,624 |
| Robert Sundy II | 7,954 | 11,006 | 18,960 |
| Michael A. Leggett | 7,724 | 13,656 | 21,380 |

(a) Three-year performance period ends FY 2026 (April 2026).

(b) Three-year performance period ends FY 2025 (April 2025).

# FY 2024 Option Exercises and Stock Vested

The following table provides details for each of the NEOs regarding stock options exercised and stock awards that vested during FY 2024.

| | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| Name | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($)(1) | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($)(2) |
| Melinda D. Whittington | — | — | 29,941 | 954,314 |
| Robert G. Lucian | — | — | 7,930 | 248,962 |
| Rebecca M. Reeder | — | — | — | — |
| Robert Sundy II | — | — | 7,341 | 243,866 |
| Michael A. Leggett | 3,955 | 50,100 | 2,530 | 81,795 |

(1) Amounts reflect the difference between the exercise price of the stock option and the market price of La-Z-Boy's common stock at the time of exercise.

(2) The dollar value of the vested performance-based shares is based on the closing price of the company's common stock on April 26, 2024 (the last trading day of FY 2024). The dollar value of the vested restricted stock/stock units reflects the total pre-tax value realized (based on the closing price of the company's common stock on the vesting date).

# FY 2024 Non-Qualified Deferred Compensation Plans

As described in the Compensation Discussion and Analysis above, FY 2022 was the last year in which the company made contributions on behalf of the NEOs under the PCRP. During FY 2024, our participating NEOs remained eligible to receive earnings credits under our PCRP, and were also eligible to participate in our Executive Deferred Compensation Plan. The following table provides details for the NEOs regarding the PCRP.

### FY 2024 Non-Qualified Deferred Compensation Pursuant to PCRP

| Name | Executive Contribution in FY 2024 ($)(1) | Registrant Contributions in FY 2024 ($)(2) | Aggregate Earnings in FY 2024 ($)(3) | Aggregate Withdrawals/ Distributions ($) | Aggregate Balance at FYE 2024 ($)(4) |
|---|---|---|---|---|---|
| Melinda D. Whittington | — | — | 59,597 | — | 1,296,042 |
| Robert G. Lucian | — | — | 21,312 | — | 463,478 |
| Rebecca M. Reeder | — | — | — | — | — |
| Robert Sundy II | — | — | 7,583 | — | 164,904 |
| Michael A. Leggett | — | — | — | — | — |

(1) No executive contributions are permitted under the plan.

(2) No company contributions were made with respect to FY 2024.

(3) Earnings were not reported in the FY 2024 Summary Compensation Table because they were not above-market or preferential. Aggregate earnings are based on an interest rate that corresponds to yields on 20-year AA corporate bonds.

(4) Aggregate balances include the FY 2024 earnings and accumulated balances from prior years, which include prior company contributions and earnings credits. Please refer to page 47 for a discussion of vesting and distribution criteria. Amounts in this column include the following amounts that were previously reported in the FY 2024 Summary Compensation Table as compensation for FY 2022: Ms. Whittington – $697,680 and Mr. Lucian – $217,360.

The following table provides details of each NEO's accounts under the Executive Deferred Compensation Plan as of April 27, 2024. Company contribution amounts reflect contributions that could not be made under the 401(k) plan due to IRS rules. Aggregate balances include deferred salary and MIP awards earned in prior years but voluntarily deferred by the officers. Additional discussion of the Executive Deferred Compensation Plan is presented below the table.

## FY 2024 Non-Qualified Deferred Compensation

**Pursuant to Executive Deferred Compensation Plan**

| Name | Executive Contribution in FY 2024 ($)(1) | Registrant Contributions in FY 2024 ($)(2) | Aggregate Earnings in FY 2024 ($)(3) | Aggregate Withdrawals/ Distributions ($) | Aggregate Balance at FYE 2024 ($)(4) |
|---|---|---|---|---|---|
| Melinda D. Whittington | — | 124,478 | 26,716 | — | 343,891 |
| Robert G. Lucian | 69,167 | 46,428 | 152,516 | — | 1,436,675 |
| Rebecca M. Reeder | — | — | — | — | — |
| Robert Sundy II | — | 32,388 | 1,433 | — | 58,072 |
| Michael A. Leggett | — | 33,797 | 916 | — | 47,962 |

(1) Elective deferrals of base salary and/or FY 2023 MIP awards paid in FY 2024.

(2) Company contributions to the Executive Deferred Compensation Plan relating to 401(k) contributions that could not be made under the qualified plans. Executive must elect to make sufficient 401(k) deferrals to be entitled to the maximum employer matching contribution under the 401(k) plan for the plan year. Amounts are included in All Other Compensation in the FY 2024 Summary Compensation Table.

(3) Earnings were not reported in the FY 2024 Summary Compensation Table because they were not above-market or preferential.

(4) Amounts shown are fully vested except with respect to company contributions for Mr. Leggett, whose vested balance is $23,981 and Mr. Sundy, whose vested balance is $43,554. Amounts in this column include the following amounts that were previously reported in the FY 2024 Summary Compensation Table as compensation for FY 2023 and/or FY 2022: Ms. Whittington – $136,917; Mr. Lucian – $521,501; Mr. Sundy – $24,081; and Mr. Leggett – $13,156.

All of the executives' deferrals and any company match amounts are added to a recordkeeping account. The account is credited with earnings or losses, depending upon actual performance of the investment options (mutual funds and similar vehicles) the participant has chosen. These are the same investment options available to all other plan participants.

Payment of a participant's account balance is deferred until the date the participant designated when making the deferral election. Permissible distribution election changes require that the distribution be deferred at least five years beyond the previously-scheduled payment commencement date and to be effective, changes must be made at least one year before the termination of employment. The deferral amounts are paid either in one lump sum or in annual installments for up to 15 years. Upon a participant's death, any remaining balance in the participant's account is paid to the participant's designated beneficiary.

## FY 2024 Estimated Payments Upon Termination or Change in Control

This section presents the estimated incremental payments that would be made to the NEOs upon termination of their employment. Estimated payouts are provided for the following termination events:

- Amounts payable upon termination, regardless of manner.
- Amounts potentially payable upon disability, retirement or death.
- Amounts potentially payable upon a change in control and a subsequent involuntary termination without cause or termination by the NEO with "good reason" under the terms of the change in control severance agreements.
- Amounts potentially payable upon involuntary termination without cause or termination by the NEO with "good reason" under the terms of the severance plan.

## Payments Made Upon Termination

When an NEO's employment terminates, the NEO is entitled to receive amounts the NEO earned while employed. These amounts, which are not included in the table below, consist of:

- Accrued salary and any earned, but unused vacation time.
- Amounts vested under retirement and non-qualified deferred compensation plans.

An NEO receives no other payments except when the termination is due to the NEO's disability, retirement, or death, change in control of the company, or involuntary termination without cause or termination by the NEO with "good reason." Payments upon disability, retirement, or death are based on plan provisions that apply to all participants in the pertinent plans. Payments made to NEOs upon a termination of employment due to the executive's disability, retirement, or death, or change in control of the company are described below. Payments made upon involuntary termination without cause or termination by the NEO with "good reason," in the absence of a change in control, are described in Named Executive Officer Severance Plan on page 48. We have change-in-control severance agreements with NEOs. The Table of Estimated Payments Upon Termination or Change in Control on pages 58-60 details each type of payment.

## Payments Made Upon Disability or Retirement

In the event of disability or retirement, the NEO will receive the following incremental benefits:

- Stock options: Accelerated vesting of unvested options if an NEO becomes disabled. Unvested options granted at least ten months prior to the retirement date will fully vest upon retirement.
- Performance-based shares/units: The Compensation Committee may determine that the NEO is eligible to receive a partial payout following the end of the three-year performance period based on the company's performance in any fiscal years that have been completed at the time the NEO retires or becomes disabled.
- Restricted stock granted during or prior to FY 2022: If an NEO becomes disabled, all restrictions lapse and shares will fully vest. If an NEO retires, any shares that are still restricted will be forfeited.
- Restricted stock units granted during or after FY 2023: If an NEO becomes disabled, all restricted stock units continue to vest based on the four-year vesting schedule established at the time of the grant. If an NEO retires, unvested restricted stock units granted at least ten months prior to the retirement date will continue to vest based on the four-year vesting schedule established at the time of the grant.
- MIP awards: Payment of a MIP award following conclusion of the fiscal year, determined by applying the bonus percentage the NEO would have been entitled to based on the company's performance to the NEO's eligible earnings during the fiscal year. The MIP awards earned and paid for FY 2024 performance, which are reported in the FY 2024 Summary Compensation Table on page 50, are not included in the table below.

For awards granted during or prior to FY 2022 under our La-Z-Boy Incorporated 2017 Omnibus Incentive Plan (the "2017 Omnibus Incentive Plan"), retirement occurs after the employee has attained age 55 and been credited with 10 years of service (as defined in such plan). For awards granted in FY 2023 under our shareholder-approved 2022 Omnibus Incentive Plan, retirement occurs after the employee's age and years of service (as defined in such plan) equal 65, with a minimum age of 55.

Additionally, the NEO or his or her beneficiary will receive benefits under disability plans available generally to all salaried employees. These potential payments are not reflected in the table.

## Payments Made Upon Death

In the event of death, the NEO's beneficiary will receive the following incremental benefits:

- Stock options: Accelerated vesting of unvested options.
- Performance-based shares/units: The Compensation Committee may determine that the NEO is eligible to receive a partial payout at the end of the performance period based on the company's performance in any fiscal years that had been completed at the time of the NEO's death.
- Restricted stock/stock units: All restrictions lapse and shares will fully vest.
- MIP awards: Payment of a MIP award following conclusion of the fiscal year, determined by applying the bonus percentage the NEO would have been entitled to based on the company's performance to the executive's eligible earnings during the fiscal year. The MIP awards earned and paid for FY 2024 performance, which are reported in the FY 2024 Summary Compensation Table on page 50, are not included in the following table.

Additionally, the NEO or his or her beneficiary will receive benefits under life insurance plans available generally to all salaried employees. These potential payments are not reflected in the table.

## Change in Control

We have change-in-control severance agreements with our NEOs to support continued management in the event of an actual or threatened change in control of the company. The agreements provide that if an NEO's employment is terminated other than upon death, disability or for cause within two years (three years for the CEO) after a change in control, the executive will be entitled to the following:

- For executives other than our CEO, two times the executive's base salary (three times for the CEO) at the time of termination plus two times (three times for the CEO) the average of the annual bonuses the executive received over the previous three years.
- Continuation of medical and dental benefits for three years for the CEO and two years for the other NEOs.
- Reimbursement of certain legal fees and expenses incurred by the executive in enforcing the agreement.

The agreements automatically renew for an additional one-year period unless either the company or the NEO gives the other at least 90 days' prior notice of non-extension. If a change in control occurs, the agreements automatically extend for 24 months (36 months for the CEO).

The NEO is responsible for any excise tax, and the company does not pay any gross-up. We utilize a "best-net" approach where we reduce payments to the safe harbor limit to avoid excise taxes only if doing so results in a greater after-tax benefit to the NEO.

Performance-based shares/units granted under our 2017 Omnibus Incentive Plan and 2022 Omnibus Incentive Plan will be paid as if their terms were complete (with respect to awards grants prior to FY 2023) or converted to time-based awards at the time of the transaction (in the case of awards granted beginning in FY 2023), based on the best financial information available about the company's performance as of the close of business on the day immediately before a "corporate transaction" (as defined in the applicable plan), and continued service through the performance period. In determining the extent to which performance criteria have been satisfied, where the performance criteria are based on results that accumulate over the term of the award or over one year of the term, the performance requirement will be prorated in accordance with the portion of the term or year that was completed before the corporate transaction. With respect to performance-based units granted beginning in FY 2023, in the event that, within two years following the corporate transaction, the employee is terminated by us without cause or by the employee for good reason, then all of the employee's performance-based units will immediately vest upon such termination and generally be settled within sixty (60) days following such termination.

Beginning with grants made in FY 2023, NEOs will also be entitled to receive full accelerated vesting of outstanding stock option, restricted stock, and restricted stock unit awards if, following a corporate transaction, their employment is terminated either (i) by the company without cause, or (ii) by the NEO with good reason, in each case during the two (2) year period following the corporate transaction.

## Table of Estimated Payments Upon Termination or Change in Control

In the following table, we estimate incremental payments (payable as the result of the specified termination event) that would have been payable to NEOs in the event of change in control, disability, retirement, death, or involuntary termination, assuming the event occurred on April 27, 2024. The value of equity awards is based on the closing price of $33.11 of the company's stock on April 26, 2024 (the last trading day of FY 2024). The amounts provided below are estimates of amounts that would have been payable. The actual amounts paid in future years, if any, will depend on the executive's pay, terms of separation, severance plan, and change-in-control agreement in place, and the company's stock price at the time of termination.

| Name and Benefit | Change in Control ($)(1) | Retirement ($)(2)(3)(4) | Disability ($)(2)(4) | Death ($)(2)(5) | Involuntary Termination Other than for Cause or Resignation with Good Reason Under Severance Plan ($) |
|---|---|---|---|---|---|
| **Melinda D. Whittington** | | | | | |
| Base Salary (3 times annual salary) | 2,964,000 | — | — | — | — |
| Annual Incentive (3 times average actual MIP amount paid in prior 3 years) | 3,409,090 | — | — | — | — |
| Stock Options (accelerated vesting) | 708,957 | — | 708,957 | 708,957 | — |
| Restricted Stock/Stock Units (accelerated vesting or continued vesting) | 2,860,770 | — | 2,860,770 | 2,860,770 | — |
| Performance-Based Shares/Units (accelerated vesting) | 4,704,004 | — | 1,034,323 | 1,034,323 | — |
| Broad-Based Benefits(6) | 62,559 | — | — | — | 41,706 |
| Severance Payment | — | — | — | — | 4,248,727 |
| Total Incremental Pay(7) | 14,709,380 | — | 4,604,050 | 4,604,050 | 4,290,433 |
| **Robert G. Lucian(8)** | | | | | |
| Base Salary (2 times annual salary) | 1,050,000 | — | — | — | — |
| Annual Incentive (2 times average actual MIP amount paid in prior 3 years) | 784,527 | — | — | — | — |
| Stock Options (accelerated vesting) | 167,909 | 161,837 | 167,909 | 167,909 | — |
| Restricted Stock/Stock Units (accelerated vesting or continued vesting) | 736,267 | 723,056 | 736,267 | 736,267 | — |
| Performance-Based Shares/Units (accelerated vesting) | 1,176,729 | 256,569 | 256,569 | 256,569 | — |
| Broad-Based Benefits(6) | 18,922 | — | — | — | 9,461 |
| Severance Payment | — | — | — | — | 917,264 |
| Total Incremental Pay(7) | 3,934,354 | 1,141,462 | 1,160,745 | 1,160,745 | 926,725 |
| **Rebecca M. Reeder** | | | | | |
| Base Salary (2 times annual salary) | 920,000 | — | — | — | — |
| Annual Incentive (2 times average actual MIP amount paid in prior 3 years) | — | — | — | — | — |
| Stock Options (accelerated vesting) | — | — | — | — | |
| Restricted Stock/Stock Units (accelerated vesting or continued vesting) | 633,957 | — | 633,957 | 633,957 | — |
| Performance-Based Shares/Units (accelerated vesting) | 333,153 | — | 44,367 | 44,367 | — |
| Broad-Based Benefits(6) | 616 | — | — | — | 308 |
| Severance Payment | — | — | — | — | 460,000 |
| Total Incremental Pay(7) | 1,887,726 | — | 678,324 | 678,324 | 460,308 |
| **Robert Sundy II** | | | | | |
| Base Salary (2 times annual salary) | 960,000 | — | — | — | — |
| Annual Incentive (2 times average actual MIP amount paid in prior 3 years) | 455,367 | — | — | — | — |

| Name and Benefit | Change in Control ($)(1) | Retirement ($)(2)(3)(4) | Disability ($)(2)(4) | Death ($)(2)(5) | Involuntary Termination Other than for Cause or Resignation with Good Reason Under Severance Plan ($) |
|---|---|---|---|---|---|
| Stock Options (accelerated vesting) | 83,216 | — | 83,216 | 83,216 | — |
| Restricted Stock/Stock Units (accelerated vesting or continued vesting) | 552,771 | — | 552,771 | 552,771 | — |
| Performance-Based Shares/Units (accelerated vesting) | 656,439 | — | 138,797 | 138,797 | — |
| Broad-Based Benefits(6) | 11,166 | — | — | — | 5,583 |
| Severance Payment | — | — | — | — | 707,684 |
| Total Incremental Pay(7) | 2,718,959 | — | 774,784 | 774,784 | 713,267 |
| **Michael A. Leggett** | | | | | |
| Base Salary (2 times annual salary) | 870,000 | — | — | — | — |
| Annual Incentive (2 times average actual MIP amount paid in prior 3 years) | 494,763 | — | — | — | — |
| Stock Options (accelerated vesting) | 103,252 | — | 103,252 | 103,252 | — |
| Restricted Stock/Stock Units (accelerated vesting or continued vesting) | 516,781 | — | 516,781 | 516,781 | — |
| Performance-Based Shares/Units (accelerated vesting) | 720,705 | — | 159,690 | 159,690 | — |
| Broad-Based Benefits(6) | 24,834 | — | — | — | 12,417 |
| Severance Payment | — | — | — | — | 682,382 |
| Total Incremental Pay(7) | 2,730,335 | — | 779,723 | 779,723 | 694,799 |

(1) Amounts shown for performance-based shares/units reflect their values as of April 27, 2024, as if the entire three-year performance period had been completed, computed based on estimated financial performance information available at that time. In the case of each payment, other than accelerated vesting of the performance-based shares/units granted prior to FY 2023, these calculations assume that the NEO undergoes a qualifying termination of employment immediately following the change-in-control. Furthermore, with respect to restricted stock/stock unit and stock option awards granted prior to FY 2023, these calculations assume that the Board has exercised discretion to provide for full accelerated vesting of such awards in connection with a qualifying termination immediately following the change in control.

(2) Reflects value as of April 27, 2024, of all outstanding unvested stock options.

(3) Ms. Whittington, Ms. Reeder, Mr. Sundy, and Mr. Leggett were not eligible for retirement as of April 27, 2024. Mr. Lucian was not eligible to retire under the retirement definition applicable to the FY 2022 and prior grants as of April 27, 2024; however, he was retirement eligible under the retirement definition applicable to awards granted in or after FY 2023.

(4) Amounts shown for performance-based shares/units reflect their values as of April 27, 2024, based on targets for FY 2023 and FY 2024 and actual performance against those targets. In its discretion, the Compensation Committee may reduce or eliminate payments that otherwise would be made under these awards upon disability or retirement.

(5) Amounts shown for performance-based shares/units reflect their values as of April 27, 2024, based on targets for FY 2023 and FY 2024 and actual performance against those targets. In its discretion, the Compensation Committee may eliminate payments that otherwise would be made under these awards upon death.

(6) Change in Control: two years' (three years for CEO) continuation of medical and dental coverage. Severance Plan: continuation of medical and dental insurance while the executive receives severance.

(7) Under the terms of the change-in-control severance agreements, if the payments and benefits to an NEO under his or her respective change-in-control severance agreement would subject the NEO to the excise tax imposed by Section 4999 of the Internal Revenue Code, then such payments will be reduced by the minimum amount necessary to avoid such excise tax, if such reduction would result in the NEO receiving a higher net after-tax amount. The amounts reflected in this table do not reflect the application of any such reduction in compensation or benefits pursuant to the terms of the change-in-control severance agreements.

(8) The value for Mr. Lucian in the "Retirement" column reflects the value of only those equity awards subject to the retirement treatment for stock options, restricted stock/stock unit awards, and performance-based unit awards. Upon a retirement as of April 27, 2024, Mr. Lucian would have been entitled to receive accelerated vesting of the stock options granted to him during FY 2023, a partial payout with respect to his FY 2023 and FY 2024 performance-based unit awards, and continued vesting of his FY 2023 and FY 2024 restricted stock unit awards.

# CEO Pay Ratio

For FY 2024, our last completed fiscal year, the median annual total compensation of all our employees (other than our CEO) was $34,074 and the annual total compensation of our CEO was $5,872,110. Accordingly, the ratio of our CEO's annual total compensation to the median annual compensation of all other employees was estimated to be 172:1. We believe this ratio is a reasonable estimate calculated in a manner consistent with applicable SEC rules.

As the median employee selected on February 1, 2023 for last year's CEO pay ratio disclosure transitioned to a new position within the company, which we believe could result in a significant change to the CEO pay ratio, we selected another employee whose compensation is substantially similar to the original median employee's compensation based on the compensation measure used to select the original median employee in 2023. To identify, and to determine the annual total compensation of, the median employee, we used the following methodology and assumptions:

- We collected the compensation data of all of our employees globally, as of February 1, 2023, for the prior twelve-month period.
- We annualized compensation for newly hired employees who were hired between February 1, 2022 and January 31, 2023. However, we did not annualize compensation for employees who were rehired or furloughed during such period and did not make full-time equivalent adjustments for any part-time employees. In addition, we did not utilize the de minimis exception for employees in other countries, statistical sampling or other similar methods, or any cost-of-living adjustment, which approaches are allowed under SEC regulations, in calculating the pay ratio.
- Any compensation in non-U.S. currencies was converted to U.S. dollars using exchange rates as of February 1, 2023.
- We used total compensation received as our consistently applied compensation measure, calculated as the sum of the following amounts: (i) base pay (including overtime for hourly employees), (ii) bonuses (including non-cash equivalents) and sales commissions, and (iii) with respect to employees on the Mexican payroll system, cash allowances.

We calculated the median employee's FY 2024 annual total compensation using the same methodology we used in the FY 2024 Summary Compensation Table.

# Pay Versus Performance

Pursuant to Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, the Pay Versus Performance Table (set forth below) is required to include "Compensation Actually Paid," as calculated per SEC disclosure rules, to the company's principal executive officer ("PEO") and the company's non-PEO NEOs, as noted below. "Compensation Actually Paid" represents a new required calculation of compensation that differs significantly from the Summary Compensation Table calculation of compensation, the NEO's realized or earned compensation, as well as from the way in which the Compensation Committee views annual compensation decisions, as discussed in the Compensation Discussion and Analysis. The amounts in the table below are calculated in accordance with SEC rules and do not represent amounts actually earned or realized by NEOs, including with respect to performance-based share awards, stock options and restricted stock/stock unit awards, which remain subject to forfeiture if the vesting conditions are not satisfied.

**Pay Versus Performance**

| | | | | | | | Value of Initial Fixed $100 Investment Based On:[4] | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Year[1] | Summary Compensation Table Total for Whittington ($)[2] | Summary Compensation Table Total for Darrow ($)[2] | Compensation Actually Paid to Whittington ($)[3] | Compensation Actually Paid to Darrow ($)[3] | Average Summary Compensation Table Total for Non-PEO NEOs ($)[2] | Average Compensation Actually Paid to Non-PEO NEOs ($)[3] | Total Shareholder Return ($) | Peer Group Total Shareholder Return ($)[5] | Net Income ($000) | Sales ($000)[6] |
| FY 2024 | 5,872,110 | N/A | 7,158,165 | N/A | 1,509,549 | 1,754,668 | 169.85 | 184.06 | 122,626 | 2,047,027 |
| FY 2023 | 5,983,987 | N/A | 6,667,375 | N/A | 1,549,759 | 1,683,115 | 143.95 | 172.75 | 150,664 | 2,349,433 |
| FY 2022 | 5,798,794 | N/A | 3,020,052 | N/A | 1,662,812 | 720,942 | 128.27 | 174.70 | 150,017 | 2,356,811 |
| FY 2021 | N/A | 6,710,425 | N/A | 14,512,272 | 1,755,984 | 3,279,190 | 207.10 | 250.51 | 106,461 | 1,734,244 |

(1) The PEO and NEOs for the applicable fiscal years were as follows:

a. FY 2024: Melinda D. Whittington served as the company's PEO for the entirety of FY 2024 and the company's other NEOs were: Robert G. Lucian, Rebecca M. Reeder, Robert Sundy II, and Michael A. Leggett.

b. FY 2023: Melinda D. Whittington served as the company's PEO for the entirety of FY 2023 and the company's other NEOs were: Robert G. Lucian, Otis S. Sawyer, Michael A. Leggett, and Robert Sundy II.

c. FY 2022: Melinda D. Whittington served as the company's PEO for the entirety of FY 2022 and the company's other NEOs were: Robert G. Lucian, Darrell D. Edwards, Otis S. Sawyer, and Raphael Z. Richmond.

d. FY 2021: Kurt L. Darrow served as the company's PEO for the entirety of FY 2021 and the company's other NEOs were: Melinda D. Whittington, Darrell D. Edwards, Otis S. Sawyer, and Stephen K. Krull.

(2) Amounts reported in this column represent (i) the total compensation reported in the Summary Compensation Table for the applicable year(s) in which the individual served as PEO (in the case of Ms. Whittington and Mr. Darrow) and (ii) the average of the total compensation reported in the Summary Compensation Table for the applicable fiscal year for the company's NEOs reported for the applicable year other than the PEOs for such years.

(3) To calculate compensation actually paid, adjustments were made to the amounts reported in the Summary Compensation Table for the applicable years. A reconciliation of the adjustments for Ms. Whittington and Mr. Darrow (in the applicable year(s) in which such individuals served as PEO) and for the average of the other NEOs is set forth following the footnotes to this table.

(4) Pursuant to the rules of the SEC, the comparison assumes $100 was invested on April 25, 2020 in our common stock. Historic stock price performance is not necessarily indicative of future stock price performance.

(5) The company used the Dow Jones U.S. Furnishings Index for its Total Shareholder Return ("TSR") Peer Group. This is the same peer group used for purposes of the 2023 Annual Report.

(6) For FY 2024, the Compensation Committee determined that sales continues to be viewed as a core driver of the company's performance and stockholder value creation and is used as a component in the company's FY 2024 MIP and FY 2024 - 2026 long-term equity incentive program. Sales is measured on a GAAP basis and does not reflect any adjustments. Please see the Compensation Discussion and Analysis for further information regarding the use of sales in the company's executive compensation program.

**CAP Adjustments**

| Year | Summary Compensation Table Total ($)[a] | Minus<br>Grant Date Fair Value of Stock Option and Stock Awards Granted in Fiscal Year ($)[b] | Plus<br>Fair Value at Fiscal Year-End of Outstanding and Unvested Stock Option and Stock Awards Granted in Fiscal Year ($)[c] | Plus/(Minus)<br>Change in Fair Value of Outstanding and Unvested Stock Option and Stock Awards Granted in Prior Fiscal Years ($)[d] | Plus/(Minus)<br>Fair Value at Vesting of Stock Option and Stock Awards Granted in Fiscal Year that Vested During Fiscal Year ($)[e] | Plus/(Minus)<br>Change in Fair Value as of Vesting Date of Stock Option and Stock Awards Granted in Prior Years for which Applicable Vesting Conditions Were Satisfied During Fiscal Year ($)[f] | Minus<br>Fair Value as of Prior Fiscal Year-End of Stock Option and Stock Awards Granted in Prior Fiscal Years that Failed to Meet Applicable Vesting Conditions During Fiscal Year ($)[g] | Plus<br>Dollar Value of Dividends or Other Earnings Paid on Stock Awards in Fiscal Year and Prior to Vesting Date ($)[h] | Equals<br>Compensation Actually Paid ($) |
|---|---|---|---|---|---|---|---|---|---|
| **Melinda D. Whittington** | | | | | | | | | |
| FY 2024 | 5,872,110 | (3,553,220) | 4,308,474 | 732,296 | — | (257,947) | — | 56,452 | 7,158,165 |
| FY 2023 | 5,983,987 | (3,535,586) | 4,172,324 | 111,389 | — | (84,103) | — | 19,364 | 6,667,375 |
| FY 2022 | 5,798,794 | (2,699,687) | 1,399,838 | (1,115,543) | — | (369,278) | — | 5,928 | 3,020,052 |
| **Kurt L. Darrow** | | | | | | | | | |
| FY 2021 | 6,710,425 | (2,855,441) | 5,256,100 | 3,860,777 | — | 1,534,518 | — | 5,893 | 14,512,272 |
| **Non-PEOs (Average)[i]** | | | | | | | | | |
| FY 2024 | 1,509,549 | (698,139) | 845,458 | 100,581 | — | (15,249) | — | 12,468 | 1,754,668 |
| FY 2023 | 1,549,759 | (657,470) | 775,876 | 22,396 | — | (13,725) | — | 6,279 | 1,683,115 |
| FY 2022 | 1,662,812 | (535,139) | 277,482 | (484,233) | — | (201,653) | — | 1,673 | 720,942 |
| FY 2021 | 1,755,984 | (580,383) | 1,068,302 | 770,560 | — | 262,213 | — | 2,514 | 3,279,190 |

a. Represents Total Compensation as reported in the Summary Compensation Table for the indicated fiscal year. With respect to the non-PEOs, amount shown represent averages.

b. Represents the grant date fair value of the stock option and stock awards granted during the indicated fiscal year, computed in accordance with the methodology used for financial reporting purposes.

c. Represents the fair value as of the indicated fiscal year-end of the outstanding and unvested option awards and stock awards granted during such fiscal year, computed in accordance with the methodology used for financial reporting purposes and, in the case of performance-based share awards, are valued based on the probable outcome of the underlying performance-based vesting conditions as of the applicable fiscal-year end.

d. Represents the change in fair value during the indicated fiscal year of the outstanding and unvested option awards and stock awards held by the applicable NEO, granted in previous fiscal years, as of the last day of the indicated fiscal year, computed in accordance with the methodology used for financial reporting purposes and, for performance-based share awards, based on the probable outcome of the underlying performance-based vesting conditions as of the last day of the fiscal year.

e. Represents the fair value at vesting of the option awards and stock awards that were granted and vested during the indicated fiscal year, computed in accordance with the methodology used for financial reporting purposes.

f. Represents the change in fair value, measured from the prior fiscal year-end to the vesting date, of each option award and stock award that was granted in a prior fiscal year and which vested during the indicated fiscal year, computed in accordance with the methodology used for financial reporting purposes.

g. Represents the fair value as of the last day of the prior fiscal year of the option award and stock awards that were granted in a prior fiscal year and which failed to meet the applicable vesting conditions in the indicated fiscal year, computed in accordance with the methodology used for financial reporting purposes.

h. Represents the dollar value of any cash dividends or other earnings paid on stock awards in the indicated fiscal year and prior to the vesting date that are not otherwise included in the total compensation for the indicated fiscal year.

i. See footnote 1 above for the non-PEOs included in the average for each year. As discussed above, Ms. Whittington is included in the average for the non-PEOs for FY 2021.

## Relationship Between Pay and Performance

We believe the "Compensation Actually Paid" in each of the years reported above and over the four-year cumulative period are reflective of the Compensation Committee's philosophy to create and reinforce a pay for performance culture as the "Compensation Actually Paid" fluctuated year-over-year, primarily due to our stock performance and our varying levels of achievement against pre-established performance goals under our MIP and long-term equity incentive program, including sales, operating margin, operating cash flow, and relative TSR.

## TSR: Company versus Peer Group and Compensation Actually Paid

As shown in the chart below, our four-year cumulative TSR for the period of FY 2021 through FY 2024 is slightly less than the four-year cumulative TSR for companies included in our peer group TSR. As this chart demonstrates, Compensation Actually Paid for our PEOs and our other NEOs was generally aligned with our TSR during the applicable period.


La-Z-Boy TSR vs. Peer Group TSR and Compensation Actually Paid
Compensation Actually Paid
$18M
$12M
$6M
$0M
TSR
$225
$150
$75
FY21
FY22
FY23
FY24
La-Z-Boy TSR
Comp. Actually Paid to PEO
Peer Group TSR
Average Comp. Actually Paid to Other NEOs

## Compensation Actually Paid versus Sales (Company Selected Measure)

The chart below demonstrates the relationship between Compensation Actually Paid amounts for our PEOs and each of our other NEOs and our sales for the applicable fiscal year. Variations in the Compensation Actually Paid amounts for our PEOs and other NEOs are due in large part to the significant emphasis the company places on long-term equity incentives, the value of which fluctuates based on the vesting level of our performance-based equity awards and changes in stock price over time.


Compensation Actually Paid vs Sales
$18M
$12M
$6M
$0M
Compensation Actually Paid
$2.5B
$2.0B
$1.5B
Sales
FY21
FY22
FY23
FY24
Sales
Comp. Actually Paid to PEO
Average Comp. Actually Paid to Other NEOs

## Compensation Actually Paid versus Net Income

The chart below demonstrates the relationship between Compensation Actually Paid amounts for our PEOs and our other NEOs and our net income. Net income is not a direct component of our executive compensation program, although it is correlated with other components of our executive compensation program, such as our operating margin metric. Variations in the Compensation Actually Paid amounts for our PEOs and other NEOs are due in large part to the significant emphasis the company places on long-term equity incentives, the value of which fluctuates based on the vesting level of our performance-based equity awards and changes in stock price over time.


Compensation Actually Paid vs Net Income
$18M
$12M
$6M
$0M
Compensation Actually Paid
$160M
$140M
$120M
$100M
Net Income
FY21
FY22
FY23
FY24
Net Income
Comp. Actually Paid to PEO
Average Comp. Actually Paid to Other NEOs

The following is a list of financial performance measures, which in the company's assessment represent the most important financial performance measures used by the company to link Compensation Actually Paid to the NEOs for FY 2024:

- Sales
- Operating Margin
- Operating Cash Flow
- Relative TSR
- Stock Price (through the use of equity-based awards)

# Proposal 4: Approve the La-Z-Boy Incorporated 2024 Omnibus Incentive Plan

## Overview

On June 25, 2024, our Board of Directors unanimously approved and adopted the La-Z-Boy Incorporated 2024 Omnibus Incentive Plan (the "2024 Plan"), subject to the approval of our shareholders. The 2024 Plan provides the Board the ability to design compensatory awards that are responsive to our company's needs. The 2024 Plan provides for a variety of awards designed to advance our company's interests and long-term success by encouraging share ownership among our officers and other key executives, employees, non-employee directors, and consultants and other advisors and otherwise linking their compensation to our share price performance or the achievement of specific corporate goals.

## Equity Grant Practices

We have historically granted equity awards under various plans, including most recently the 2022 Plan, the only shareholder-approved equity plan under which we can currently grant equity awards. If our shareholders approve the 2024 Plan, then effective as of the date of the Annual Meeting, we will not make any additional awards under the 2022 Plan. As of April 27, 2024, under our prior equity plans, stock options covering 1,129,341 shares of our common stock were outstanding with a weighted average exercise price of $30.69 and a weighted average remaining term of 6.0 years, 561,062 restricted shares/units were outstanding, and 532,246 unearned performance-based shares/units (at maximum) were outstanding. Under the 2022 Plan, there were approximately 1,741,512 shares available for grant as of April 27, 2024, which will cease to be available for grant following the effectiveness of the 2024 Plan. The closing price of our common stock on July 1, 2024, was $36.78 per share.

Overhang is a measure of the dilutive impact of equity programs. Our overhang is equal to the number of shares subject to outstanding equity compensation awards plus the number of shares available to be granted, divided by the total number of outstanding shares. As of April 27, 2024, our overhang was 9.3%. As of April 27, 2024, the 3,090,000 shares being requested under the 2024 Plan (comprised of the 1,741,512 shares that remained available for grant under the 2022 Plan as of April 27, 2024, plus 1,348,488 "new" shares) would bring our aggregate overhang to approximately 12.6%. Overhang percentages are based on approximately 42,440,012 shares of common stock outstanding as of April 27, 2024, and include the 532,246 outstanding unearned performance-based share/unit awards (at maximum).

Burn rate is a measure of the number of shares subject to equity awards that we grant annually, which helps indicate the life expectancy of our equity plans and is another measure of stockholder dilution. We determine our burn rate by dividing the aggregate number of shares subject to awards granted during the year by the weighted average number of shares outstanding during the year. Our burn rate for the past three fiscal years has been as follows:

| | | Full Value Awards | | | | | | |
|---|---|---|---|---|---|---|---|---|
| **FY** | **Options Granted** | **Restricted Stock/Stock Units Granted** | **Performance Shares/Units Granted** | **Performance Shares/Units Earned** | **Non-Employee Director Restricted Stock Units Granted** | **Options + Full Value Awards** | **Weighted Average Number of Ordinary Shares Outstanding** | **Burn Rate** |
| **2024** | — | 331,140 | 219,154 | 66,629 | 35,736 | 433,505 | 42,878,139 | 1.01 % |
| **2023** | 318,411 | 256,128 | 240,833 | 100,165 | 38,509 | 713,213 | 43,148,464 | 1.65 % |
| **2022** | 252,996 | 121,963 | 125,021 | 121,661 | 32,347 | 528,967 | 44,023,000 | 1.20 % |

Our three-year average burn rate is 1.29%.

## Certain Features of the 2024 Plan

The following features of the 2024 Plan are designed to reinforce alignment between the equity compensation arrangements awarded pursuant to the 2024 Plan and our shareholders' interests:

- Subject to adjustment as provided for in the 2024 Plan, the number of shares of common stock that will initially be available for all awards under the 2024 Plan, other than substitute awards, will be 3,090,000 shares (comprised of the 1,741,512 shares that remained available for grant under the 2022 Plan as of April 27, 2024, plus 1,348,488 "new" shares), reduced on a one-for-one basis for any shares of common stock granted under the 2022 Plan after April 27, 2024 and prior to the Annual Meeting;
- Awards will be subject to a one-year minimum vesting period, subject to limited exceptions set forth in the 2024 Plan as described below and the Plan Committee's (as defined below) ability to provide for accelerated exercisability or vesting of any award, including in cases of retirement, death, disability or a change in control, in the terms of the Award Agreement or otherwise;
- No discounting of stock options or stock appreciation rights;
- No repricing or replacement of underwater stock options or stock appreciation rights without shareholder approval;
- No liberal share recycling
- No dividend equivalents on stock options or stock appreciation rights;
- No dividends or dividend equivalents paid on unearned awards;
- Annual non-employee director compensation limit of $800,000, which cannot be amended without shareholder approval; and
- No liberal definition of "change in control."

## Summary of the 2024 Plan

The following summary of the 2024 Plan is qualified in its entirety by reference to the complete text of the 2024 Plan included as Appendix A to this Proxy Statement. You should read the complete text of the 2024 Plan for more details regarding its operation.

### Purpose

The Plan is intended to enhance our company's and its subsidiaries' ability to attract and retain highly qualified officers, directors, key employees, and other persons, and to motivate such persons to serve our company and its subsidiaries and to expend maximum effort to improve the business results and earnings of our company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of our company.

### Plan Term

The 2024 Plan will be effective as of the date of the Annual Meeting, subject to approval by our shareholders. No new awards may be granted under the 2024 Plan after the ten-year anniversary of shareholder approval of the 2024 Plan; provided that no incentive stock option shall be granted after June 25, 2034. However, the term and exercise of awards granted before then may extend beyond that date. The Board may terminate the 2024 Plan at any time with respect to all future awards.

### Eligibility

Participants in the 2024 Plan will consist of employees, officers, directors, and certain natural person consultants or advisors to the company or any subsidiary thereof and persons expected to become employees, officers, directors, or certain natural person consultants or advisors of the company or any subsidiary thereof as the Plan Committee may select from time to time.

The Plan Committee will determine which eligible persons will receive awards and the award's size, terms, conditions and restrictions. As of April 27, 2024, approximately 10,200 employees and nine (9) non-employee directors would be eligible to participate in the 2024 Plan if selected by the Plan Committee. While natural person consultants or advisors of the company or one of its subsidiaries are eligible to participate in the 2024 Plan if selected by the Plan Committee, we historically have not granted awards to consultants or advisors and do not anticipate that practice changing.

### Administration

The 2024 Plan is to be administered by the Board or a committee to which the Board delegates the appropriate authority. The committee must consist of two or more non-employee directors of the Board, each of whom is intended to (i) qualify as a non-employee director within the meaning of Rule 16b-3 of the Exchange Act, and (ii) comply with the independence requirements of the stock exchange on which the company's common stock is listed. Historically, the Compensation Committee has served as the plan committee for purposes of the 2022 Plan with respect to awards granted to participants other than non-employee directors and the Board has administered the 2022 Plan with respect to awards granted to non-employee directors. References in this proposal to "Plan Committee" mean the Board or the committee delegated by the Board.

The Plan Committee may delegate its authority under the 2024 Plan to a subcommittee of the Board, a member of the Board, the President and Chief Executive Officer of the company, or such other executive officer of the company as the committee determines, provided that the Plan Committee may not delegate its power and authority to a member of the Board or the President and Chief Executive Officer or other executive officer with regard to the selection for participation in the 2024 Plan of an officer, director or other person subject to Section 16 of the Exchange Act or other decisions concerning the timing, pricing or amount of an award to such an officer, director or other person.

The Board may also appoint one or more separate committees of the Board who may administer the 2024 Plan with respect to employees, natural person consultants and advisors who are not persons subject to Section 16 of the Exchange Act, and may grant and determine the terms of awards to such individuals.

### Available Awards

The 2024 Plan provides for equity-based compensation in the form of (1) stock options in the form of incentive stock options ("ISOs") and non-qualified stock options; (2) stock appreciation rights ("SARs"); (3) restricted stock and restricted stock units ("RSUs"); (4) unrestricted stock awards; (5) performance awards; (6) related dividend equivalent rights; and (7) Management Incentive Plan awards granted in the form of short-term cash awards ("MIP Awards"). Each type of award is described below under "Types of Awards Authorized Under the 2024 Plan." Each award granted under the 2024 Plan will be evidenced by an award agreement containing such terms and provisions, consistent with the 2024 Plan, as the Plan Committee may approve.

### Shares Available Under the 2024 Plan

Subject to adjustment as provided for in the 2024 Plan and the 2024 Plan's share counting provisions, the number of shares of common stock that will initially be available for all awards under the 2024 Plan, other than substitute awards, will be 3,090,000 shares, reduced on a one-for-one basis for any shares of common stock granted under the 2022 Plan after April 27, 2024 and prior to the effective date of the 2024 Plan. The initial share pool is comprised of the 1,741,512 shares that remained available for grant under the 2022 Plan as of April 27, 2024, plus 1,348,488 "new" shares. After the effective date of the 2024 Plan, no awards will be granted under the 2022 Plan.

### Award Limitations

Subject to adjustments as provided for in the 2024 Plan, no more than 3,090,000 shares of company common stock in the aggregate may be issued under the 2024 Plan in connection with ISOs. The aggregate value of cash compensation and the grant date fair value of shares of common stock that may be awarded or granted during any fiscal year of our company to any non-employee director for his or her service as a non-employee director shall not exceed $800,000, subject to certain exceptions.

### Share Counting

An outright award confers on the recipient greater value per share than an option or SAR because it does not require payment of an exercise or base price. Under the 2024 Plan, each share of common stock covered by an award counts against the aggregate plan limit as one share. With respect to SARs (but exclusive of SARs to be settled in cash), the number of shares subject to an award of SARs will be counted against the aggregate number of shares available for issuance under the 2024 Plan regardless of the number of shares actually issued to settle the SAR upon exercise. For each share that is forfeited, expires or is settled for cash (in whole or in part) under the 2024 Plan or a prior equity plan, one share will be added back to the aggregate limit regardless of the applicable share reserve deduction ratio used in the prior equity plan. The following will not increase the number of shares available for grant under the 2024 Plan:

- any shares tendered by a participant or withheld by us in full or partial payment of the exercise price of stock options or the purchase of restricted stock or other shares of stock subject to vested stock units or the full or partial satisfaction of a tax-withholding obligation on any award under the 2024 Plan or any prior equity plan; or

- shares we reacquire on the open market or otherwise using cash proceeds from the exercise of stock options granted either under the 2024 Plan or any prior equity plan.

In addition, the number of shares of stock available for awards under the 2024 Plan shall not be reduced by (i) the number of shares of stock subject to substitute awards granted in connection with a corporate transaction or (ii) available shares under a stockholder-approved plan of a company or other entity which was a party to a corporate transaction with our company (as appropriately adjusted to reflect such corporate transaction) which become subject to awards granted under the 2024 Plan (subject to applicable stock exchange requirements).

**Repricing Prohibited**

Except in connection with an adjustment involving a corporate transaction or similar event, the Board may not authorize the amendment of any outstanding stock option or SAR to reduce the exercise or base price, and no outstanding stock option or SAR may be cancelled in exchange for other awards, or cancelled in exchange for stock options or SARs having a lower exercise or base price, or cancelled in exchange for cash, without the approval of our shareholders.

**Types of Awards Authorized under the 2024 Plan**

Stock Options. The Plan Committee may grant stock options that entitle the recipient to purchase shares of company common stock at a price not less than fair market value on the date of grant (except in the case of substitute awards). The maximum term for stock options is ten years, except ISOs granted to anyone who owns, as of the date of grant, stock with more than 10% of the total combined voting power of all classes of our stock must have a term of not more than five years and an exercise price not less than 110% of the fair market value of the common stock on the grant date. We may grant stock options as ISOs, non-qualified stock options, or combinations of the two. The exercise price for each grant of stock options will be specified in the award agreement, which will also provide whether the price is payable: (1) in cash or by cash equivalents; (2) by the transfer to us of company common stock the option recipient already owned; (3) with the Plan Committee's consent, by delivering other consideration having a fair market value on the exercise date equal to the total purchase price; (4) pursuant to a net exercise arrangement where, when the participant exercises options, we deduct from the shares we are going to issue to the recipient shares having a fair market value equal to the total purchase price; (5) by delivering (on a form acceptable to the Plan Committee) an irrevocable direction to a licensed securities broker acceptable to us to sell shares and deliver all or part of the sales proceeds to us to pay the option price and any withholding taxes; (6) by any other methods specified in the award agreement; or (7) by a combination of these payment methods.

SARs. A SAR is a right to receive from us an amount equal to a specified number of shares of company common stock multiplied by the difference between the fair market value of one share on the date of exercise and the grant price of the SAR. The grant price may not be less than the fair market value per share at the date of grant (except with respect to substitute awards). The SAR award agreement will specify whether the SAR will be settled in stock, cash, or a combination thereof. No SAR may be exercisable more than ten years from the date of grant.

Restricted Stock and RSUs. If the Plan Committee grants restricted stock, ownership of a specified number of restricted shares of company common stock is transferred immediately to the recipient in consideration of the recipient's performing services. Unless the Plan Committee provides otherwise in an award agreement, the participant is immediately entitled to vote the shares, receive dividends (subject to the same restrictions and risks as the underlying shares), and other ownership rights. An RSU represents the recipient's right to receive, when the RSU vests, a specified number of shares of company common stock. In the Plan Committee's discretion, RSUs may be settled in cash, shares of company common stock or any combination thereof. RSUs may entitle the participant to receive credits for dividend equivalents (subject to the same restrictions and risks as the underlying RSUs), but unlike restricted stock, they do not convey voting or other shareholder rights prior to the settlement of the award in company common stock.

Unrestricted Stock Awards. The Plan Committee may, subject to limitations under applicable law, grant to any participant other stock awards, entitling the participant to receive shares of company common stock free of any restrictions. The Plan Committee will determine the terms and conditions of these awards.

Dividend Equivalent Rights. Dividend equivalent rights may be granted to any recipient of an award under the 2024 Plan, other than with respect to an award of stock options or SARs. Dividend equivalents credited to a participant may be deemed to be reinvested in additional shares of stock, which may thereafter accrue additional equivalents. Unless otherwise set forth in the underlying award agreement, any such reinvestment will be at the fair market value on the date the underlying dividend was paid. In the Plan Committee's sole discretion, dividend equivalent rights may be settled in cash or stock or a combination thereof, and in a single installment or multiple installments. Any dividend or dividend equivalent rights provided with respect to an award under the 2024 Plan will be subject to the same restrictions and risk of forfeiture as the underlying awards.

Performance Awards. The Plan Committee may grant performance awards in the form of performance shares or performance units, as the Plan Committee determines in its sole discretion. Performance shares are denominated in shares of company common stock, the value of which at the time it is payable is determined based on the attainment of performance goals over a performance period. Performance units are denominated in units, the value of which at the time it is payable is determined based on the attainment of performance goals over a performance period.

To the extent they are earned, the performance awards will be paid to the participant in the manner and at the time determined by the Plan Committee. Any grant may specify in the Plan Committee's discretion that the amount payable may be paid in cash, shares of company common stock or other property, or any combination thereof. Performance awards may be paid in a lump sum or in installments following the close of the performance period or, in accordance with procedures established by the Plan Committee, on a deferred basis.

MIP Awards. The 2024 Plan establishes a short-term cash incentive program known as the Management Cash Incentive Program for employees of the company and its subsidiaries, in which such employees are eligible to participate in each fiscal year (unless otherwise determined by the Plan Committee). The Plan Committee will determine the performance measures applicable to the MIP Awards and the target incentive opportunity for each eligible employee in its sole discretion. MIP Awards will be paid as soon as administratively feasible following the close of the performance period to which the MIP Award relates (but in any event no later than two and a half months following the conclusion of the performance period).

**Performance Measures**

The Plan Committee will establish measurable performance objectives for participants who receive performance awards under the 2024 Plan. One or more of the following business criteria for our company, on a consolidated basis, and/or for specified subsidiaries, business or geographical units or operating areas of our company (except with respect to the total shareholder return and earnings per share criteria) or individual basis, may be used by the Plan Committee in establishing performance measures under the 2024 Plan: the attainment by a share of stock of a specified fair market value for a specified period of time; increase in stockholder value; earnings per share; return on assets or net assets; return on equity; return on investments; return on capital or invested capital; total stockholder return; productivity ratios; earnings or income of our company before or after taxes and/or interest; earnings before interest, taxes, depreciation and amortization ("EBITDA"); EBITDA margin; operating income; revenues; operating expenses, attainment of expense levels or cost reduction goals; market share; cash flow, cash flow per share, cash flow margin or free cash flow; interest expense; expense targets; economic value created; gross profit or margin; operating profit or margin; net cash provided by operations; price-to-earnings growth; financial ratios as provided in credit agreements of our company and its subsidiaries; working capital targets; and strategic business criteria, consisting of one or more objectives based on meeting specified goals relating to market penetration, customer acquisition, business expansion, cost targets, customer satisfaction, reductions in errors and omissions, reductions in lost business, management of employment practices and employee benefits, supervision of litigation, supervision of information technology, quality and quality audit scores, efficiency, environmental, social and governance metrics, and acquisitions or divestitures, or such other goals as the Plan Committee may determine whether or not listed herein.

In addition to the ratios specifically enumerated above, performance goals may include comparisons relating to capital (including, but not limited to, the cost of capital), shareholders' equity, shares outstanding, assets or net assets, sales, or any combination thereof. In establishing a performance measure or determining the achievement of a performance measure, the Plan Committee may provide that achievement of the applicable performance measures may be amended or adjusted to include or exclude components of any performance measure, including, without limitation, foreign exchange gains and losses, asset write-downs, acquisitions and divestitures, tax valuation allowance reversals, environmental expenses, short-term cash incentive accruals, gains or losses from the sales of assets, payments received relating to import duties arising from anti-dumping orders, change in fiscal year, unbudgeted capital expenditures, special charges such as restructuring or impairment charges or any other reorganization or restructuring programs, debt refinancing costs, extraordinary or noncash items, litigation or claim judgements or settlements, unusual, infrequently occurring, nonrecurring or one-time events affecting our company or its financial statements or changes in law or accounting principles.

**Amendment and Termination of the 2024 Plan**

The Plan Committee may, at any time and from time to time, amend, suspend, or terminate the 2024 Plan as to any shares of stock for which awards have not been made, except that we must submit for shareholder approval any plan amendment where shareholder approval is required by applicable law or stock exchange listing requirements, or that would otherwise materially: (i) increase the benefits accrued to participants under the 2024 Plan, (ii) increase the numbers of securities that may be issued under the 2024 Plan (other than an increase pursuant to the adjustment provisions in the plan), (iii) modify the requirements for participation in the 2024 Plan, or (iv) modify the non-employee compensation limit or the prohibition on repricing set forth in the 2024 Plan.

The Plan Committee may not, without the impacted participant's consent, amend the plan to impair in any material respect the participant's rights under any award that the participant has already been granted.

### Vesting and Exercise of an Award

The award agreement governing an award will specify the period during which the right to exercise the award in whole or in part vests, including the events or conditions on which the vesting will occur or may accelerate. All equity-based awards will vest no earlier than the first anniversary of the date on which the award is granted, provided that the following types of awards shall not be subject to this minimum vesting requirement: (i) substitute awards granted in connection with awards that are assumed, converted or substituted pursuant to a merger, acquisition or similar transaction entered into by our company or any of its subsidiaries; (ii) stock delivered in lieu of full-vested cash obligations; (iii) awards delivered to non-employee directors that vest on the earlier of the one-year anniversary of the grant date and the next annual meeting of shareholders which is at least fifty weeks after the immediately preceding year's annual meeting; and (iv) any additional awards the committee may grant, up to a maximum of 5% of the available share reserve authorized for issuance under the 2024 Plan; and provided further that this minimum vesting restriction does not apply to the Plan Committee's discretion to provide for accelerated exercisability or vesting of any award, including in cases of retirement, death, disability, or a corporate transaction, in the terms of the award agreement or otherwise. No portion of an award that is not vested when a participant's service with us terminates will vest, unless the award agreement provides otherwise or the Plan Committee determines otherwise.

### Adjustments

In the event of any equity restructuring that causes the per share value of shares of stock to change, such as a stock dividend, stock split, spinoff, rights offering or recapitalization through an extraordinary cash dividend, the committee will make appropriate adjustments to the number and class of securities available under the 2024 Plan, the terms of each outstanding stock option and SAR (including the number and class of securities subject to each outstanding stock option or SAR and the purchase price or base price per share), the terms of each outstanding restricted stock award and stock unit award (including the number and class of securities subject thereto), and the terms of each outstanding MIP Award and performance award (including the number and class of securities subject thereto), such adjustments to be made in the case of outstanding stock options and SARs without an increase in the aggregate exercise price or purchase price and in accordance with Section 409A of the Internal Revenue Code. In the event of any other change in corporate capitalization, including a merger, consolidation, reorganization, or partial or complete liquidation of our company, the equitable adjustments described in the foregoing sentence may be made as determined to be appropriate and equitable by the Plan Committee to prevent dilution or enlargement of rights of participants. Moreover, in the event of any such transaction or event, the Plan Committee may provide in substitution for any outstanding awards such alternative consideration (including cash), if any, at it in good faith may determine to be equitable in the circumstances and will require in connection with such substitution the surrender of all awards so replaced in a manner that complies with Section 409A of the Internal Revenue Code. In either case, the decision of the Plan Committee regarding any such adjustment shall be final, binding and conclusive.

### Corporate Transactions

Under the terms of the 2024 Plan, in the event of a corporate transaction, except as otherwise provided in an award agreement, the Board may, in its discretion, provide that: (i) some or all outstanding stock options and SARs will become exercisable in full or in part, either immediately or upon a subsequent termination of employment, (ii) the restriction period applicable to some or all outstanding awards will lapse in full or in part, either immediately or upon a subsequent termination of employment, (iii) the performance period applicable to some or all outstanding awards will lapse in full or in part, and (iv) the performance measures applicable to some or all outstanding awards will be deemed satisfied at the target, maximum or any other level. In addition, in the event of a change in control, the Board may, in its discretion, require that shares of stock of the company resulting from such change in control, or the parent thereof, or other property be substituted for some or all of the shares of company common stock subject to outstanding awards as determined by the Board, and/or require outstanding awards, in whole or in part, to be surrendered to the company in exchange for a payment of cash, other property, shares of capital stock in the company resulting from the change in control, or the parent thereof, or a combination of cash, other property and shares.

Under the terms of the 2024 Plan, "corporate transaction" means, with respect to the company, any change in control event under Section 409A of the Internal Revenue Code, and generally includes: (i) certain acquisitions of more than 50% of the total fair market value or 30% or more of the voting power of the stock of the company; (ii) certain changes in the majority composition of the members of the Board during any 12-month period; or (iii) a change in ownership of a substantial portion of our company's assets pursuant to which one person (or more than one person acting as a group) acquire assets from our company with a gross fair market value equal to or more than 40% of the total gross fair market value of all of the assets of our company immediately before such transactions, subject in each case to certain exceptions.

The Plan Committee (as constituted prior to the corporate transaction) may determine the effect of a corporate transaction upon awards, and such effect shall be set forth in the appropriate award agreement or as otherwise determined by the Plan Committee in accordance with the 2024 Plan.

### Limited Transferability

No award and no shares of company common stock that have not been issued or as to which any applicable restriction, performance or deferral period has not lapsed, may be sold, assigned, transferred, pledged or otherwise encumbered, other than by will or the laws of descent and distribution. During a participant's life, an award may be exercised only by the participant or the participant's guardian or legal representative. A participant may assign or transfer a non-qualified stock option or SAR to: (1) the participant's spouse, former spouse, children or grandchildren (including any adopted and step children or grandchildren), parents, grandparents, siblings, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, or any person sharing the participant's household (other than a tenant or employee); (2) a trust in which any one or more of the persons in clause (1) have more than 50% of the beneficial interest, (3) a foundation in which any one or more of the persons in clause (1) (or the participant) control the management of assets; or (4) any other entity in which one or more of the persons listed in clause (1) (or the participant) own more than 50% of the voting interests, so long as, in each case, the permitted assignees are bound by and subject to all of the terms and conditions of the 2024 Plan and the award agreement relating to the transferred award and they execute an agreement satisfactory to us evidencing those obligations.

### Withholding Taxes

If we are required to withhold federal, state, local or foreign taxes in connection with any payment made to or benefit realized by a participant or other person under the 2024 Plan, and the amounts available to us for withholding are insufficient, receipt of the payment or benefit will be conditioned on the participant's or other person's making arrangements satisfactory to us to pay the balance of the taxes we are required to withhold, which arrangements (in the committee's discretion) may include relinquishing a portion of the benefit. In certain circumstances, to settle tax withholding obligations, we may withhold from a participant's wages amounts that are otherwise due to the participant or shares of stock that are deliverable to the participant. To satisfy tax withholding obligations, participants may elect to have shares of common stock withheld or may deliver other shares of common stock, but the value of any shares withheld will not exceed the minimum amount of taxes required to be withheld.

### Clawback of Awards

The 2024 Plan provides that any awards granted under that plan, as well as any cash payment or shares of stock delivered pursuant to such an award, are subject to forfeiture, recovery by the company or other action pursuant to the applicable award agreement or company's clawback or recoupment policy as in effect of the date of the grant, including without limitation the La-Z-Boy Incorporated Policy on Recoupment of Incentive Compensation.

### Termination

No grant under the 2024 Plan may be made after the ten-year anniversary of shareholder approval of the 2024 Plan, but all grants made on or before the ten-year expiration of the 2024 Plan will continue in effect after that date unless they terminate under their terms or the terms of the plan.

## Federal Income Tax Consequences

The following is a brief summary of some of the federal income tax consequences of some types of transactions under the 2024 Plan based on federal income tax laws currently in effect. This summary is not intended to be complete and does not describe any gift, estate, social security or state or local tax consequences. It is not intended as tax guidance to participants in the plan.

Non-qualified Stock Options. A recipient of non-qualified stock options will not realize any taxable income when the options are granted. When the recipient exercises the options, the recipient generally will realize ordinary income subject to tax equal to the amount by which the shares' fair market value on that date exceeds the exercise price. When a recipient subsequently sells shares of common stock purchased with the option, the recipient will recognize short-term or long-term capital gain or loss depending on his or her holding period of the shares. Officers and directors subject to Section 16(b) of the Exchange Act may be subject to special tax rules and income tax consequences concerning their options. We will not (nor will the employing subsidiary) receive a deduction when we grant options unless they have a readily ascertainable fair market value (as determined under applicable tax law) at the time we grant them. When a recipient exercises options, we (or the employing subsidiary) will generally be allowed, subject to the limitations under Section 162(m) of the Internal Revenue Code (as described below), a deduction equal to the amount recognized by the recipient as ordinary income.

ISOs. In general, a recipient will not realize taxable income, and we will not (nor will the employing subsidiary) realize an income tax deduction, either when we grant ISOs or when the recipient exercises them. For purposes of the alternative minimum tax, however, the amount by which the fair market value of shares a recipient acquired from exercising an ISO (determined at that time) exceeds the ISO's exercise price generally will be considered income. Subject to limited exceptions, if the recipient was continuously employed from the date of grant at least until three months prior to exercising the ISO and the recipient does not sell the shares received from exercising the ISO within either (1) two years after the ISO's grant date, or (2) one year after exercising the ISO, the recipient's subsequent sale of the shares will result in long-term capital gain or loss to the recipient but will not result in a tax deduction to us (or the employing subsidiary).

Subject to limited exceptions, if the recipient is not continuously employed from the date of grant until at least three months prior to exercising an ISO, or the recipient disposes of shares the recipient acquired from exercising of an ISO within either of the time periods described in the immediately preceding paragraph, the recipient will generally realize as ordinary income subject to tax in the year of disposition equal to the lesser of (1) the amount by which the fair market value of the shares on the date the recipient exercises the ISOs exceeds the exercise price, or (2) the amount by which the amount realized upon disposition exceeds the exercise price. In such event, subject to the limitations under Section 162(m) of the Internal Revenue Code, we (or the employing subsidiary) generally will be entitled to an income tax deduction equal to the amount the recipient recognized as ordinary income. Any gain the recipient realizes in excess of the amount the recipient realized as ordinary income will be taxed at the rates applicable to short-term or long-term capital gains, depending on how long the recipient held the shares.

SARs. Participants will not recognize income when SARs are granted. When a participant exercises a SAR, the participant normally realizes ordinary income subject to tax equal to the cash the participant receives or the fair market value of any unrestricted shares of company common stock the participant receives. In such event, subject to the limitations under Section 162(m) of the Internal Revenue Code, we (or the employing subsidiary) generally will be entitled to an income tax deduction equal to the amount the recipient recognized as ordinary income.

Restricted Stock. A recipient will not recognize taxable income at the time restricted stock (i.e., stock subject to restrictions constituting a substantial risk of forfeiture) is granted and the company will not be entitled to a tax deduction at that time, unless the recipient makes an election to be taxed at that time. If such election is made, the recipient will recognize compensation taxable as ordinary income at the time of the grant in an amount equal to the excess of the fair market value for the shares at such time over the amount, if any, paid for those shares. If such election is not made, the recipient of restricted stock generally will recognize ordinary income subject to tax equal to the fair market value of the restricted stock (reduced by any amount, if any, the participant paid for the restricted stock) when the shares are no longer subject to restrictions constituting a substantial risk of forfeiture. Any dividends a recipient receives while the stock is subject to restrictions constituting a substantial risk of forfeiture and for which the above-described election has not been made generally will be treated as compensation that is taxable as ordinary income to the participant and deductible by us (or the employing subsidiary), subject to the limitations under Section 162(m) of the Internal Revenue Code. Officers and directors subject to Section 16(b) of the Exchange Act may be subject to special tax rules and income tax consequences concerning their restricted stock.

RSUs. Recipients of awards of RSUs generally will not be taxed when the awards are granted but will recognize ordinary income subject to tax equal to the cash transferred to the participant, or, if applicable, on the fair market value of unrestricted shares of company common stock on the date they are transferred to the participant (reduced in either case by any amount, if any, the participant paid for the RSUs). Subject to the limitations under Section 162(m) of the Internal Revenue Code, we (or the employing subsidiary) generally will be entitled to an income tax deduction equal to the amount the recipient recognized as ordinary income.

Performance Awards. Generally, recipients do not recognize income when they receive a grant of performance shares pursuant to a performance award. When performance shares are later paid out, the recipient generally will be required to include as taxable ordinary income the amount of cash the participant receives or the fair market value on the transfer date of unrestricted shares of company common stock the participant receives. Subject to the limitations under Section 162(m) of the Internal Revenue Code, we (or the employing subsidiary) generally will be entitled to an income tax deduction equal to the amount the recipient recognized as ordinary income.

MIP Awards. When a participant receives a payment of MIP Awards in cash, the participant will recognize ordinary income equal to the cash payment received and, subject to the limitations under Section 162(m) of the Internal Revenue Code, we (or the employing subsidiary) generally will be entitled to an income tax deduction equal to the amount the recipient recognized as ordinary income.

Section 162(m) of the Internal Revenue Code. Section 162(m) of the Internal Revenue Code generally limits to $1 million the amount that a publicly held corporation is allowed each year to deduct for the compensation paid to each of the corporation's chief executive officer, the corporation's chief financial officer and certain other current and former executive officers of the corporation.

## 2024 Plan Benefits

Due to the nature of the proposed plan, we cannot predict in advance the benefits that any employee or director ultimately may receive if the proposed plan is approved. Please see the Fiscal Year 2024 Summary Compensation Table and the FY 2024 Grants of Plan-Based Awards Table and the FY 2024 Director Compensation table for a summary of equity grants made to our NEOs and non-employee directors during FY 2024 under the 2022 Plan.

## Other Matters

Our Board has determined that the proposed plan should be submitted for shareholder approval so as to comply with the NYSE listing standards. To be approved, the 2024 Plan must receive a majority of the votes cast on the proposal, provided that a majority of shares entitled to vote actually vote ''For'' or ''Against'' the proposal. For this purpose, an abstention or broker non-vote will be considered as not voted. If it is approved by shareholders, the 2024 Plan will become effective as of the date of the Annual Meeting, and thereafter we will not make any future grants under the 2022 Plan. If shareholders do not approve the 2024 Plan, it will not become effective, and the 2022 Plan, as it currently exists, will continue in effect. The results of the vote will not affect any awards under the existing plans that are outstanding at the time of the annual meeting.

**The Board recommends that you vote "FOR" Proposal 4, which approves the La-Z-Boy Incorporated 2024 Omnibus Incentive Plan.**

**Equity Compensation Plan Information as of April 27, 2024**

The table below provides information, as of the end of FY 2024, on our existing compensation plans under which we may issue common shares.

| Plan category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (i)(1) (#) | Weighted-average exercise price of outstanding options, warrants and rights (ii)(2) ($) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (i)) (iii)(3) (#) |
|---|---|---|---|
| Equity compensation plans approved by shareholders | 2,155,807 | 30.69 | 1,741,512 |

(1) Beginning August 30, 2022, all equity awards were issued under our 2022 Plan. The total in this column includes: 1,129,341 stock options (of which 1,064,293 stock options were issued under the 2017 Omnibus Incentive Plan, under which we could no longer issue shares as of August 30, 2022, and 65,048 stock options were issued under the La-Z-Boy Incorporated 2010 Omnibus Incentive Plan (the "2010 Plan"), under which we could no longer issue shares as of April 28, 2018); 494,220 RSUs (of which 166,918 RSUs were outstanding under the 2017 Omnibus Incentive Plan and 327,302 RSUs were outstanding under the 2022 Plan); and 532,246 unearned performance-based stock unit awards outstanding under the 2022 Plan (assuming the maximum performance targets were achieved). Outstanding non-employee director RSU awards under the 2022 Plan, the 2017 Omnibus Incentive Plan, and the 2010 Plan are excluded; these awards are shown in the Security Ownership of Directors and Executive Officers table.

(2) Excludes RSU and performance-based stock unit awards settleable in shares from determination of weighted-average exercise price.

(3) This amount is the aggregate number of shares available for future issuance under our 2022 Plan, which provides for awards of stock options, restricted stock and restricted stock units, and performance awards (of our common stock based on achievement of pre-set goals over a performance period) to selected key employees and non-employee directors.

This table does not include shares that may be issued under the 2024 Plan if it is approved by shareholders at the meeting. If it is approved by shareholders, the 2024 Plan will become effective as of the date of the Annual Meeting, and thereafter we will not make any other grants under the 2022 Plan.

# SECURITIES OWNERSHIP

## Security Ownership of Directors and Executive Officers

The following table shows the number of shares of the company's common stock reported to us as beneficially owned by each of our directors and NEOs as of June 28, 2024, and by all directors and executive officers as a group as of that date, including shares of the company's common stock that they have a right to acquire within 60 days after June 28, 2024, by the exercise of stock options or settlement of RSUs.

No director or NEO beneficially owned 1% or more of the total number of outstanding shares as of June 28, 2024. The directors and executive officers as a group beneficially owned 1.7% of the total number of outstanding shares as of June 28, 2024. Each person has sole voting and investment power for the number of shares shown unless otherwise noted.

| Name of Beneficial Owners | Shares Owned Directly or Indirectly[(1)] (#) | RSUs Held by Non-Employee Directors[(2)] (#) | Shares Individuals Have Rights to Acquire within 60 Days (#) | Total Shares Beneficially Owned (#) |
|---|---|---|---|---|
| Erika L. Alexander | 4,582 | 6,327 | — | 10,909 |
| Sarah M. Gallagher | 4,582 | 22,601 | — | 27,183 |
| James P. Hackett | 5,792 | 8,328 | — | 14,120 |
| Raza S. Haider | 726 | 3,890 | — | 4,616 |
| Janet E. Kerr | — | 53,622 | — | 53,622 |
| Mark S. LaVigne | 1,853 | 3,890 | — | 5,743 |
| Michael T. Lawton | 4,582 | 32,050 | — | 36,632 |
| Michael A. Leggett | 8,498 | — | 3,955 | 12,453 |
| Robert G. Lucian | 18,381 | — | 76,416 | 94,797 |
| Rebecca L. O'Grady | 4,582 | 13,303 | — | 17,885 |
| Lauren B. Peters | 4,582 | 22,601 | — | 27,183 |
| Rebecca M. Reeder | 3,453 | — | — | 3,453 |
| Robert Sundy II | 15,787 | — | 11,257 | 27,044 |
| Melinda D. Whittington | 76,644 | — | 217,440 | 294,084 |
| All directors and executive officers as a group (18 persons) | 196,910 | 166,612 | 374,221 | 737,743 |

(1) Represents shares as to which the individual has sole voting and investment power or for which the individual shares such power with his or her spouse. None of these shares has been pledged as security. The shares shown include restricted shares as follows: Mr. Leggett - 2,500 shares and Mr. Sundy - 3,528 shares.

(2) RSUs held by each non-employee director that were granted prior to the August 30, 2022, vest and settle in shares of common stock when the director leaves the Board. RSUs held by each non-employee director that were granted after August 30, 2022, vest and settle in shares of common stock on the one-year anniversary of the grant date.

## Security Ownership of 5% Beneficial Owners

The following table provides information about entities that beneficially owned more than 5% of our common stock, as of June 28, 2024, according to reports filed with the SEC. To our knowledge, except as noted in the table below, no person or entity is the beneficial owner of more than 5% of our common stock.

| Name and Address of Beneficial Owner | Amount and Nature of Beneficial Ownership (#) | Percent of Class (%) |
|---|---|---|
| **BlackRock, Inc. and subsidiaries** | | |
| 50 Hudson Yards | | |
| New York, NY 10001[(1)] | 6,865,941 | 16.3 |
| **The Vanguard Group** | | |
| 100 Vanguard Blvd. | | |
| Malvern, PA 19355[(2)] | 5,116,149 | 12.2 |
| **Dimensional Fund Advisors LP** | | |
| 6300 Bee Cave Road | | |
| Building One | | |
| Austin, TX 78746[(3)] | 3,184,841 | 7.6 |

(1) Based on a Schedule 13G/A filed with the SEC on January 22, 2024, in which BlackRock, Inc., a parent holding company, reported that, as of December 31, 2023, it had sole voting power with respect to 6,750,007 shares and sole dispositive power with respect to 6,865,941 shares, and shared voting and dispositive power with respect to none of the shares.

(2) Based on a Schedule 13G/A filed with the SEC on February 13, 2024, in which The Vanguard Group, an investment adviser, reported that, as of December 29, 2023, it had sole voting power with respect to none of the shares, shared voting power with respect to 45,111 shares, sole dispositive power with respect to 5,021,277 shares, and shared dispositive power with respect to 94,872 shares.

(3) Based on a Schedule 13G/A filed with the SEC on February 9, 2024, in which Dimensional Fund Advisors LP, an investment adviser, reported that, as of December 29, 2023, it had sole voting power over 3,135,482 shares, sole dispositive power over 3,184,841 shares, and shared voting and dispositive power with respect to none of the shares.

# OTHER INFORMATION

## Notice of Internet Delivery

We are making our proxy materials available to our shareholders on the Internet. On July 17, 2024, we sent shareholders a Notice of internet availability of proxy materials, which included instructions on how to access our proxy materials. The materials, consisting of this Proxy Statement and our 2024 Annual Report, are available at www.proxyvote.com. The Notice of internet availability of proxy materials also provides instructions on how to vote shares. By making the materials available through the Internet, we expect to reduce our costs, conserve natural resources, and expedite delivery of the proxy materials. If, however, you prefer to receive paper copies of the proxy materials, please follow the instructions included on the Notice of internet availability of proxy materials. If you previously elected to receive our proxy materials electronically, you will continue to receive them by e-mail until you elect otherwise.

## Voting

Voting. Only shareholders of record at the close of business on June 28, 2024, the record date for the Annual Meeting, will be eligible to vote. There is only one class of stock entitled to vote at the meeting, our common stock, $1.00 par value, of which there were 42,057,328 shares outstanding on the record date. A quorum, which is a majority of the outstanding shares entitled to vote at the meeting, is needed to conduct a meeting. Each share is entitled to one vote for each director position and one vote for each proposal; cumulative voting is not available. If you received a paper copy of the proxy materials, you may vote your shares by signing and dating each proxy card you received and returning the cards in the enclosed envelope. The proxies will be voted according to your directions on the proxy card. If you return a signed card without specifying your vote, your shares will be voted:

- FOR the election of each of the ten director nominees named in this Proxy Statement;
- FOR the ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for FY 2025;
- FOR the approval, through a non-binding advisory vote, of the compensation of our NEOs as disclosed in this Proxy Statement; and
- FOR the approval of the La-Z-Boy Incorporated 2024 Omnibus Incentive Plan.

If you sign and return your proxy card, your shares will be voted on any other business that properly comes before the meeting as determined by the persons named in the proxy. We urge you to sign, date, and return your proxy card promptly, or vote by telephone or on the Internet (see below), even if you plan to attend the meeting in person. If you do attend in person, you will be able to vote your shares at the meeting even if you previously signed a proxy card or voted by telephone or on the Internet, as voting in person will cancel any previously submitted vote and revoke any previously submitted proxy. All votes cast via written proxy or by telephone or Internet must be received prior to 11:59 p.m. Eastern Time on the day prior to the meeting.

Telephone and Internet Voting. If your shares are held in your name, you can vote by telephone or on the Internet by following the instructions on the proxy card or as explained in the Notice of internet availability of proxy materials. If you are a beneficial holder with your shares held in the name of your broker, bank, or other financial institution, you will receive telephone or Internet voting instructions from your institution.

Shares Held by Broker. If you hold your shares through a broker, bank, or other financial institution, you will receive your proxy materials and voting instructions from the institution. Under New York Stock Exchange rules, your broker, bank, or financial institution will not vote your shares in director elections without your specific instructions. To ensure your vote is counted, you must provide directions to your broker, bank, or financial institution by following its instructions.

Shares Held in Retirement Savings Plan. If you hold shares in the La-Z-Boy Incorporated Retirement Savings Plan, you will receive voting instructions with regard to those shares. If you do not provide instructions on how to vote such shares on or before August 22, 2024, the plan shares will be voted in the same proportion as the shares for which voting instructions are received from all other participants in the plan.

Changing Your Vote. You may change your vote by submitting a new vote by proxy, telephone, Internet, or in person at the meeting. A later vote will cancel an earlier vote. For example, if you vote by Internet and later vote by telephone, the telephone vote will count, and the Internet vote will be canceled. If you wish to change your vote by mail, you should request a new proxy card from our Corporate Secretary at One La-Z-Boy Drive, Monroe, Michigan, 48162. Your last vote received before the

meeting will be the only one counted. You may also change your vote by voting in person at the Annual Meeting. In that event, your vote at the Annual Meeting will count and cancel any previous vote.

Vote Required. Under applicable Michigan law and our bylaws, directors are elected by plurality vote. Provided there is a quorum at the Annual Meeting, the nominees who receive the highest through the tenth highest numbers of votes will be elected, regardless of the number of votes cast. So long as each candidate receives at least one vote, withheld votes and broker non-votes have no effect on the election results. However, our Corporate Governance Guidelines require that any director who fails to receive a majority of the votes cast in a non-contested election must submit his or her resignation to the Board following certification of the vote. Within 90 days following certification of the vote, the Board, excluding the director failing to receive a majority of the votes cast, will decide whether to accept such offered resignation and the company will promptly publicly disclose the Board's decision. For purposes of this provision of our Corporate Governance Guidelines, only votes FOR or WITHHELD from a given candidate will be counted as votes cast. Broker non-votes will not count.

Ratification of the selection of our independent auditor requires a majority of votes cast on the proposal. Abstentions have no effect as they are considered as votes not cast. Brokers will have discretionary authority to vote on this proposal. Accordingly, there will not be any broker non-votes on this proposal.

Approval of the advisory resolution to approve the compensation of our NEOs must receive a majority of the votes cast on the proposal. Abstentions and broker non-votes have no effect as they are considered votes not cast.

Approval of the La-Z-Boy Incorporated 2024 Omnibus Incentive Plan requires a majority of votes cast on the proposal. Abstentions and broker non-votes have no effect as they are considered votes not cast.

Number of Copies Sent to Household. If there are two or more shareholders at your address, we have sent your household only one copy of our 2024 Annual Report and Proxy Statement unless you previously withheld your consent to "householding" or you instruct us otherwise. Householding saves us the expense of mailing duplicate documents and conserves natural resources. We will promptly deliver a separate copy of this Proxy Statement and the accompanying 2024 Annual Report to any shareholder at a shared address to which a single copy of these documents has been delivered upon our receipt of written or oral request from the shareholder directed to our address shown below or to us at 734-242-1444. You may, at any time, revoke your consent to householding by contacting Broadridge Financial Solutions, Inc., either by calling toll-free 866-540-7095, or by writing to Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717. If you revoke your consent, you will be removed from the householding program within 30 days of receipt of your revocation, and each shareholder at your address will then begin receiving individual copies.

## Incorporation by Reference

The Audit Committee Report on pages 28-29 and the Compensation and Talent Oversight Committee Report on page 30 are not deemed filed with the SEC and shall not be deemed incorporated by reference into any prior or future filings made by the company under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent we specifically incorporate such information by reference. In addition, this Proxy Statement includes several website addresses. These website addresses are intended to provide inactive, textual references only. The information on our website, including, but not limited to, the contents of our Sustainability Report, is not, and shall not be deemed to be, a part of this Proxy Statement or incorporated by reference herein or into any of our other filings with the SEC.

## Cautionary Note Regarding Forward-Looking Statements

In this Proxy Statement, we make "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. Forward-looking statements may include words such as "aim," "anticipates," "believes," "continues," "estimates," "expects," "feels," "forecasts," "hopes," "intends," "plans," "projects," "likely," "seeks," "short-term," "non-recurring," "one-time," "outlook," "target," "unusual," or words of similar meaning, or future or conditional verbs, such as "will," "should," "could," or "may." A forward-looking statement is neither a prediction nor a guarantee of future events or circumstances, and those future events or circumstances may not occur. You should not place undue reliance on forward-looking statements, which speak to our views only as of the date of this Proxy Statement. These forward-looking statements are all based on currently available operating, financial, and competitive information and are subject to various risks and uncertainties, many of which are unforeseeable and beyond our control. Additional risks and uncertainties that we do not presently know about or that we currently consider to be immaterial may also affect our business operations and financial performance.

Our actual future results and trends may differ materially from those we anticipate depending on a variety of factors, including, but not limited to, the risks and uncertainties discussed in our Annual Report on Form 10-K for the fiscal year ended April 27, 2024, filed with the SEC on June 17, 2024, under Item 1A "Risk Factors" and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." Given these risks and uncertainties, you should not rely on forward-looking statements as a prediction of actual results. Any or all of the forward-looking statements contained in this Proxy Statement or any other public statement made by us, including by our management, may turn out to be incorrect. We are including this cautionary note to make applicable and take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 for forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or for any other reason.

## Additional Information

This Proxy Statement, Notice of the Annual Meeting and our 2024 Annual Report, and all of our other filings with the SEC, may be accessed via the Investor Relations page on our website at http://investors.la-z-boy.com or through the SEC's website at www.sec.gov. Our 2024 Annual Report, Notice of the Annual Meeting and this Proxy Statement are also available upon a shareholder's written request to Investor Relations, La-Z-Boy Incorporated, One La-Z-Boy Drive, Monroe, Michigan 48162.

## Costs of Proxy Solicitation

We will pay the expense of soliciting proxies pursuant to this Proxy Statement.

## Shareholder Proposals and Nominations for the 2025 Annual Meeting

Pursuant to the rules of the SEC, if a shareholder wishes to submit a proposal for possible inclusion in La-Z-Boy Incorporated's 2025 proxy statement pursuant to Rule 14a-8 under the Exchange Act, we must receive it on or before March 19, 2025. All proposals submitted pursuant to Rule 14a-8 under the Exchange Act must comply with the SEC rules regarding eligibility for inclusion in our proxy statement.

Our bylaws provide that a shareholder may nominate a candidate for election as a director at an annual meeting of shareholders, or propose business for consideration at such meeting outside of Rule 14a-8, only by written notice containing the information required by the bylaws delivered to the Secretary at our principal executive offices not later than the 90th day, and not earlier than the 120th day, prior to the first anniversary of the preceding year's annual meeting. Accordingly, a shareholder nomination or proposal intended to be considered at the 2025 annual meeting of shareholders must be received by our Corporate Secretary on or after April 29, 2025, and no later than May 29, 2025, and it must contain the information required by our bylaws. In addition to satisfying the requirements under our bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than management's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than June 30, 2025.

All proposals and nominations must be in writing and should be mailed to La-Z-Boy Incorporated, to the attention of the Corporate Secretary, at our principal executive office: One La-Z-Boy Drive, Monroe, MI 48162. A copy of the bylaws may be obtained by written request to the same address.

# APPENDIX A

## La-Z-Boy Incorporated 2024 Omnibus Incentive Plan

### Table of Contents

# La-Z-Boy Incorporated 2024 Omnibus Incentive Plan

La-Z-Boy Incorporated, a Michigan corporation (the "Company"), sets forth herein the terms of its 2024 Omnibus Incentive Plan (the "Plan"), as follows:

## SECTION 1. PURPOSE

The Plan is intended to enhance the Company's and its Subsidiaries' ability to attract and retain highly qualified officers, directors, key employees, and other persons, and to motivate such persons to serve the Company and its Subsidiaries and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. To this end, the Plan provides for the grant of stock options, stock appreciation rights, restricted stock, stock units (including deferred stock units), unrestricted stock, dividend equivalent rights, and short-term cash incentive awards. Any of these awards may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms hereof. Stock options granted under the Plan may be non-qualified stock options or incentive stock options, as provided herein, except that stock options granted to outside directors and any consultants or advisers providing services to the Company or a Subsidiary shall in all cases be non-qualified stock options.

## SECTION 2. DEFINITIONS

For purposes of interpreting the Plan and related documents (including Award Agreements), the following definitions shall apply:

**2.1 "Applicable Laws"** means the legal requirements relating to the Plan and the Awards under applicable provisions of corporate, securities, tax and other laws, rules, regulations and government orders, and the rules of any applicable stock exchange or national market system, of any jurisdiction applicable to Awards granted to residents therein.

**2.2 "Award"** means a grant of an Option, Stock Appreciation Right, Restricted Stock, Unrestricted Stock, Stock Unit, Dividend Equivalent Rights, Performance Share, Performance Unit or MIP Award under the Plan.

**2.3 "Award Agreement"** means the agreement between the Company and a Grantee that evidences and sets out the terms and conditions of an Award.

**2.4 "Benefit Arrangement"** shall have the meaning set forth in Section 15 hereof.

**2.5 "Board"** means the Board of Directors of the Company. Pursuant to Section 3.2 hereof, matters or responsibilities allocated to the Board under this Plan are (pursuant to the Board's adoption of this Plan) hereby delegated to the Committee except to the extent such matters or responsibilities relate to the compensation or benefits of one or more Outside Directors or as otherwise determined by the Board.

**2.6 "Cause"** means, as determined by the Committee and unless otherwise provided in the Award Agreement or an applicable agreement with the Company or a Subsidiary in effect on the Grant Date, (a) a Grantee's conviction of any crime (whether or not involving the Company or Subsidiary) constituting a felony in the jurisdiction involved; (b) conduct of a Grantee related to the Grantee's employment for which either criminal or civil penalties against the Grantee or the Company or Subsidiary may be sought; (c) material violation of the Company's (or Subsidiary's) policies, including the disclosure or misuse of confidential information, or those set forth in manuals or statements of policy issued by the Company and/or any Subsidiary; or (d) serious neglect or misconduct in the performance of a Grantee's duties for the Company or a Subsidiary or willful or repeated failure or refusal to perform such duties.

**2.7 "Code"** means the Internal Revenue Code of 1986, as now in effect or as hereafter amended.

**2.8 "Committee"** means a committee of, and designated from time to time by resolution of, the Board, which shall be constituted as provided in Section 3.2. The initial Committee shall be the Compensation and Talent Oversight Committee of the Board; provided that the "Committee" means the Board (or a subcommittee of the Board) with respect to awards granted to Outside Directors; provided, further, that the Board may, in its discretion, serve as the Committee for any or all purposes under the Plan.

**2.9 "Company"** means La-Z-Boy Incorporated or any successor thereto.

**2.10 "Company Achievement Percentage"** means a percentage based on the achievement of Company-related performance goals, as approved by the Committee, and may range between 0% and 200% or such other performance range approved by the Committee.

**2.11 "Company Weighted MIP Component"** means a percentage, which shall be established for the Employee by the Committee or its delegatee and shall not exceed 100% (provided that the sum of the Company Weighted MIP Component, the Individual Weighted MIP Component, and any other component of a MIP Award provided for hereunder or in an Award Agreement shall equal 100%).

**2.12 "Corporate Transaction"** means, with respect to the Company, any change in control event pursuant to Section 409A of the Code. A "change in control event" pursuant to Section 409A of the Code includes the occurrence of a change in the ownership of the Company (as defined in Reg. §1.409A-3 (i)(5)(v)), a change in effective control of the Company (as defined in Reg. §1.409A-3(i)(5)(vi)), or a change in the ownership of a substantial portion of the assets of the Company (as defined in Reg. §1.409A-3(i)(5)(vii), and, in particular, any one or more of the following events:

**2.12.1** A change in ownership of the Company in which any one person, or more than one person acting as a group acquires beneficial ownership of stock of the Company that, together with stock held by such person or group, constitutes more than 50 percent of the total fair market value or total voting power of the stock of the Company; provided, however, that for purposes of this subsection (a), the following acquisitions shall not constitute a Change in Control: (i) any acquisition by the Company, or (ii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or by any Subsidiary.

**2.12.2** A change in the effective control of the Company, pursuant to which either:

a. Any one person, or more than one person acting as a group acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) beneficial ownership of stock of the Company possessing 30 percent or more of the total voting power of the stock of the Company.

b. A majority of members of the Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board before the date of the appointment or election; provided, however, that no individual initially elected or nominated as a director of the Board as a result of an actual or threatened election contest with respect to directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any person other than the Board shall be treated as a director endorsed by the majority of the members of the Board.

**2.12.3** A change in the ownership of a substantial portion of the Company's assets pursuant to which any one person, or more than one person acting as a group acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to or more than 40 percent of the total gross fair market value of all of the assets of the Company immediately before such acquisition or acquisitions. As used herein, gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets. However, there is no change in control event under this paragraph when there is a transfer to a related person as described in Reg. §1.409A-3(i)(5)(vii)(B).

Notwithstanding the foregoing, a Corporate Transaction shall not include a merger of the Company with another entity, a consolidation involving the Company, or the sale of all or substantially all of the assets or equity interests of the Company to another entity if, in any such case, (a) the holders of equity securities of the Company immediately prior to such event beneficially own immediately after such event equity securities of the resulting entity entitled to more than fifty percent of the votes then eligible to be cast in the election of directors (or comparable governing body) of the resulting entity in substantially the same proportions that they owned the equity securities of the Company immediately prior to such event or (b) the persons who were members of the Board immediately prior to such event constitute at least a majority of the board of directors of the resulting entity immediately after such event.

For purposes of this definition:

a. "Beneficial owner" (or "beneficial ownership") includes ownership by attribution as provided in Reg. §1.409A.

b. Where applicable, "person" means a person as defined in Section 3(a)(9) of Exchange Act.

c. "Acting as a group" means so acting within the meaning of the applicable portion of Reg. §1.409A-3(i)(5). Persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation,

purchase or acquisition of stock, or similar business transaction with the Company. If a person, including an entity, owns stock in both corporations that enter into a merger, consolidation, purchase or acquisition of stock, or similar transaction, such shareholder is considered to be acting as a group with other shareholders only with respect to the ownership in that corporation before the transaction giving rise to the change and not with respect to the ownership interest in the other corporation. Where applicable, "group" means a group as described in Rule 13d-5 promulgated under the Exchange Act or any successor regulation.

**2.13 "Disability" or "Disabled"** means, as determined by the Committee and unless otherwise provided in the Award Agreement or an applicable agreement with the Company or a Subsidiary in effect on the Grant Date, the Grantee is unable to perform each of the essential duties of such Grantee's position by reason of a medically determinable physical or mental impairment which is potentially permanent in character or which can be expected to last for a continuous period of not less than twelve (12) months; provided, however, that, with respect to rules regarding expiration of an Incentive Stock Option following termination of the Grantee's Service, Disability shall mean the Grantee is unable to engage in any substantial gainful activity by reason of a medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months.

**2.14 "Dividend Equivalent Right"** means a right, granted to a Grantee under Section 12 hereof, to receive cash, Stock, other Awards or other property equal in value to dividends paid with respect to a specified number of shares of Stock, or other periodic payments.

**2.15 "Eligible Earnings"** means an Employee's base compensation earned during a particular Fiscal Year, as determined by the Committee for the particular Fiscal Year.

**2.16 "Effective Date"** means the date on which the Plan is approved by the Company's shareholders at the 2024 Annual Meeting of Shareholders.

**2.17 "Employee"** means an officer or employee (as defined in accordance with Section 3401(c) of the Code) of the Company or of any Subsidiary.

**2.18 "Exchange Act"** means the Securities Exchange Act of 1934, as now in effect or as hereafter amended.

**2.19 "Fair Market Value"** means the value of a share of Stock, determined as follows: if on the Grant Date or other determination date the Stock is listed on an established national or regional stock exchange or is publicly traded on an established securities market, the Fair Market Value of a share of Stock shall be the closing price of the Stock on such exchange or in such market (if there is more than one such exchange or market the Committee shall determine the appropriate exchange or market) on the Grant Date or such other determination date (or if there is no such reported closing price, the Fair Market Value shall be the mean between the highest bid and lowest asked prices or between the high and low sale prices on such trading day) or, if no sale of Stock is reported for such trading day, on the closest preceding day for which a sale shall have been reported; provided, however, that the Company may in its discretion use the closing transaction price of a share of Stock on the day preceding the date as of which such value is being determined to the extent the Company determines such method is more practical for administrative purposes, such as for purposes of tax withholding. If the Stock is not listed on such an exchange or traded on such a market, Fair Market Value shall be the value of the Stock as determined by the Committee by the reasonable application of a reasonable valuation method, in a manner consistent with Section 409A of the Code and the regulations promulgated thereunder ("Code Section 409A").

**2.20 "Family Member"** means a person who is a spouse, former spouse, child, stepchild, grandchild, parent, stepparent, grandparent, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother, sister, brother-in-law, or sister-in-law, including adoptive relationships, of the Grantee, any person sharing the Grantee's household (other than a tenant or employee), a trust in which any one or more of these persons have more than fifty percent of the beneficial interest, a foundation in which any one or more of these persons (or the Grantee) control the management of assets, and any other entity in which one or more of these persons (or the Grantee) own more than fifty percent of the voting interests.

**2.21 "Fiscal Year"** means the twelve (12)-month accounting period maintained by the Company on which it keeps its annual books and records.

**2.22 "Grant Date"** means, as determined by the Committee, the latest to occur of (i) the date as of which the Committee approves an Award and (ii) such other date as may be specified by the Committee.

**2.23 "Grantee"** means a person who receives or holds an Award under the Plan.

**2.24 "Incentive Stock Option"** means an Option, intended to be, and which qualifies as, an "incentive stock option" within the meaning of Section 422 of the Code, or the corresponding provision of any subsequently enacted tax statute, as amended from time to time.

**2.25 "Individual Achievement Percentage"** means the percentage established by the Committee or its delegate, which shall be reflective of the participating Employee's performance towards measurable goals that were previously set at the beginning of the Fiscal Year, and may range between 0% and 200% or such other performance range approved by the Committee.

**2.26 "Individual Weighted MIP Component"** means a percentage, which shall be established for the Employee by the Committee or its delegatee and shall not exceed 100% (provided that the sum of the Individual Weighted MIP Component, the Company Weighted MIP Component, and any other component of a MIP Award provided for hereunder or in an Award Agreement shall equal 100%).

**2.27 "MIP Award"** means an Award granted pursuant to Section 14.6 of the Plan (which shall be in the form of a short-term cash incentive award unless otherwise specified in the Award Agreement) made subject to attainment of performance goals over a Performance Period of up to one year (the Company's fiscal year, unless otherwise specified by the Committee).

**2.28 "Non-qualified Stock Option"** means an Option that is not an Incentive Stock Option.

**2.29 "Option"** means an option to purchase one or more shares of Stock pursuant to the Plan.

**2.30 "Option Price"** means the exercise price for each share of Stock subject to an Option.

**2.31 "Other Agreement"** shall have the meaning set forth in Section 15 hereof.

**2.32 "Outside Director"** means a member of the Board who is not an officer or employee of the Company or a Subsidiary.

**2.33 "Performance Award"** means a Performance Unit, Performance Share, or MIP Award.

**2.34 "Performance Measures"** shall mean the criteria and objectives, established by the Committee, which shall be satisfied or met (i) as a condition to the grant or exercisability of all or a portion of an Option or SAR or (ii) during the applicable Performance Period as a condition to the vesting of the holder's interest, in the case of a Performance Share Award, of the shares of Stock subject to such Award, or, in the case of a Performance Unit Award, to the holder's receipt of the shares of Stock subject to such award or of payment with respect to such Award. One or more of the following business criteria for the Company, on a consolidated basis, and/or for specified Subsidiaries, business or geographical units or operating areas of the Company (except with respect to the total shareholder return and earnings per share criteria) or individual basis, may be used by the Committee in establishing Performance Measures under this Plan: the attainment by a share of Stock of a specified Fair Market Value for a specified period of time; increase in stockholder value; earnings per share; return on assets or net assets; return on equity; return on investments; return on capital or invested capital; total stockholder return; productivity ratios; earnings or income of the Company before or after taxes and/or interest; earnings before interest, taxes, depreciation and amortization ("EBITDA"); EBITDA margin; operating income; revenues; operating expenses, attainment of expense levels or cost reduction goals; market share; cash flow, cash flow per share, cash flow margin or free cash flow; interest expense; expense targets; economic value created; gross profit or margin; operating profit or margin; net cash provided by operations; price-to-earnings growth; financial ratios as provided in credit agreements of the Company and its Subsidiaries; working capital targets; and strategic business criteria, consisting of one or more objectives based on meeting specified goals relating to market penetration, customer acquisition, business expansion, cost targets, customer satisfaction, reductions in errors and omissions, reductions in lost business, management of employment practices and employee benefits, supervision of litigation, supervision of information technology, quality and quality audit scores, efficiency, environmental, social and governance metrics, and acquisitions or divestitures, or such other goals as the Committee may determine whether or not listed herein. Each such goal may be determined on a pre-tax or post-tax basis or on an absolute or relative basis, and may include comparisons based on current internal targets, the past performance of the Company (including the performance of one or more Subsidiaries, divisions, or operating units) or the past or current performance of other companies or market indices (or a combination of such past and current performance). In addition to the ratios specifically enumerated above, performance goals may include comparisons relating to capital (including, but not limited to, the cost of capital), shareholders' equity, shares outstanding, assets or net assets, sales, or any combination thereof. In establishing a Performance Measure or determining the achievement of a Performance Measure, the Committee may provide that achievement of the applicable Performance Measures may be amended or adjusted to include or exclude components of any Performance Measure, including, without limitation, foreign exchange gains and losses, asset write-downs, acquisitions and divestitures, tax valuation allowance reversals, environmental expenses, short-term cash incentive accruals, gains or losses from the sales of assets, payments received relating to import duties arising from anti-dumping orders, change in fiscal year, unbudgeted capital expenditures, special charges such as restructuring or impairment charges or any other reorganization or restructuring programs, debt

refinancing costs, extraordinary or noncash items, litigation or claim judgements or settlements, unusual, infrequently occurring, nonrecurring or one-time events affecting the Company or its financial statements or changes in law or accounting principles. Performance Measures shall be subject to such other special rules and conditions as the Committee may establish at any time.

**2.35 "Performance Period"** means the period of time during which the performance goals must be met in order to determine the degree of payout and/or vesting with respect to an Award.

**2.36 "Performance Share"** means an Award granted under Section 14 herein and which is denominated in shares of Stock, the value of which at the time it is payable is determined based on the attainment of performance goals over a Performance Period.

**2.37 "Performance Unit"** means an Award granted under Section 14 herein and which is denominated in units, the value of which at the time it is payable is determined based on attainment of performance goals over a Performance Period.

**2.38 "Plan"** means this La-Z-Boy Incorporated 2024 Omnibus Incentive Plan, as herein established and as hereafter amended from time to time.

**2.39 "Prior Plan"** means the La-Z-Boy Incorporated 2022 Omnibus Incentive Plan, as amended from time to time, the La-Z-Boy Incorporated 2017 Omnibus Incentive Plan, as amended from time to time, and each other equity plan maintained by the Company under which awards are outstanding as of the Effective Date.

**2.40 "Purchase Price"** means the purchase price for each share of Stock pursuant to a grant of Restricted Stock, Stock Units or Unrestricted Stock.

**2.41 "Reporting Person"** means a person who is required to file reports under Section 16(a) of the Exchange Act.

**2.42 "Restricted Stock"** means shares of Stock, awarded to a Grantee pursuant to Section 10 hereof.

**2.43 "Retired" or "Retirement"** means, as determined by the Committee and unless otherwise provided in the Award Agreement or an applicable agreement with the Company or a Subsidiary in effect on the Grant Date, an Employee's employment relationship with the Company and all of its Subsidiaries has terminated after the Employee's age and Years of Service equal sixty-five (65), with a minimum age of fifty-five (55).

**2.44 "SAR Exercise Price"** means the per share exercise price of a Stock Appreciation Right granted to a Grantee under Section 9 hereof.

**2.45 "Securities Act"** means the Securities Act of 1933, as now in effect or as hereafter amended.

**2.46 "Service"** means service as a Service Provider to the Company or a Subsidiary. Unless otherwise stated in the applicable Award Agreement, a Grantee's change in position or duties shall not result in interrupted or terminated Service, so long as such Grantee continues to be a Service Provider to the Company or a Subsidiary. Subject to the preceding sentence, whether a termination of Service shall have occurred for purposes of the Plan shall be determined by the Committee, which determination shall be final, binding and conclusive, and shall comply with Code Section 409A (and its applicable guidance), to the extent applicable, and other Applicable Laws.

**2.47 "Service Provider"** means an Employee, officer or director of the Company or a Subsidiary, or a consultant or adviser currently providing services to the Company or a Subsidiary, or expected to commence providing services to the Company, if and only if (1) the consultant or adviser is a natural person, (2) the consultant or advisor provides bona fide services to the Company, and (3) the services are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company's securities.

**2.48 "Stock"** means the shares of common stock, $1 par value, of the Company.

**2.49 "Stock Appreciation Right" or "SAR"** means a right granted to a Grantee pursuant to Section 9 hereof.

**2.50 "Stock Unit"** means a bookkeeping entry representing the equivalent of one share of Stock granted to a Grantee pursuant to Section 10 hereof.

**2.51 "Subsidiary"** means any corporation, limited liability company, partnership, joint venture or similar entity in which the Company owns, directly or indirectly, an equity interest possessing more than 20% of the combined voting power of the total outstanding equity interests of such entity, except that with respect to Incentive Stock Options, "Subsidiary" means "subsidiary

corporation" as defined in Section 424(f) of the Code. For purposes of granting Options or Stock Appreciation Rights, an entity may not be considered a Subsidiary unless the Company holds a "controlling interest" in such entity, where the term "controlling interest" has the same meaning as provided in Treasury Regulation 1.414(c)-2(b)(2)(i), provided that the language "at least 50 percent" is used instead of "at least 80 percent" and, provided further, that where granting of Options or Stock Appreciation Rights is based upon a legitimate business criteria, the language "at least 20 percent" is used instead of "at least 80 percent" each place it appears in Treasury Regulation 1.414(c)-2(b)(2)(i).

**2.52 "Substitute Award"** shall mean an Award granted under this Plan upon the assumption of, or in substitution for, outstanding equity awards previously granted by a company or other entity in connection with a corporate transaction, including a merger, combination, consolidation or acquisition of property or stock; provided, however, that in no event shall the term "Substitute Award" be construed to refer to an Award made in connection with the cancellation and repricing of an Option or SAR.

**2.53 "Target MIP Incentive Opportunity"** means a predetermined percentage of Eligible Earnings or specified dollar amount used to calculate the total incentive amount, which predetermined percentage or dollar amount shall be approved by the Committee or its delegate.

**2.54 "Ten Percent Stockholder"** means an individual who owns more than ten percent (10%) of the total combined voting power of all classes of outstanding stock of the Company, its parent or any of its Subsidiaries. In determining stock ownership, the attribution rules of Section 424(d) of the Code shall be applied.

**2.55 "Unrestricted Stock"** means an Award granted pursuant to Section 11 hereof.

**2.56 "U.S. Grantee"** means any Grantee who is or becomes a taxpayer in the United States.

**2.57 "Year of Service"** means a 12-month period, beginning with an Employee's employment commencement date, and each successive 12-month period, during which an Employee is credited with 1,000 hours of service (as defined in the Employee Retirement Income Security Act of 1974, as amended) with the Company and/or a Subsidiary.

## SECTION 3. ADMINISTRATION OF THE PLAN

### 3.1 Board

The Board shall have such powers and authorities related to the administration of the Plan as are not inconsistent with the Company's articles of incorporation and by-laws and Applicable Laws. The Board shall have full power and authority to take all actions and to make all determinations required or provided for under the Plan, any Award or any Award Agreement, and shall have full power and authority to take all such other actions and make all such other determinations not inconsistent with the specific terms and provisions of the Plan that the Board deems to be necessary or appropriate to the administration of the Plan, any Award or any Award Agreement. All such actions and determinations shall be by the affirmative vote of a majority of the members of the Board present at a meeting or by unanimous consent of the Board executed in writing in accordance with the Company's articles of incorporation and by-laws and Applicable Laws. The interpretation and construction by the Board of any provision of the Plan, any Award or any Award Agreement shall be final, binding and conclusive.

### 3.2 Committee

The Board, from time to time, may delegate to the Committee such powers and authorities related to the administration and implementation of the Plan, as set forth in Section 3.1 above and other applicable provisions, as the Board shall determine, consistent with the articles of incorporation and by-laws of the Company and Applicable Laws. Upon adoption of this Plan by the Board, the foregoing powers and authorities are delegated to the Committee except to the extent specifically retained or hereafter withdrawn from the Committee by Board action, or such powers and authorities involve Plan benefits or compensation payable to Outside Directors. References in this Plan to the administration of the Plan by the Committee shall also include the Board.

a. Except as provided in Subsection (b) and except as the Board may otherwise determine, the Committee appointed by the Board to administer the Plan shall consist of two or more Outside Directors of the Company each of whom is intended to: (1) qualify as a "Non-Employee Director" within the meaning of Rule 16b-3 of the Exchange Act; and (2) comply with the independence requirements of the stock exchange on which the Stock is listed.

b. The Board may also appoint one or more separate committees of the Board, each composed of one or more directors of the Company who need not be Outside Directors, who may administer the Plan with respect to employees or other

Service Providers who are not Reporting Persons, may grant Awards under the Plan to such employees or other Service Providers, and may determine all terms of such Awards.

In the event that the Plan, any Award or any Award Agreement entered into hereunder provides for any action to be taken by or determination to be made by the Board, such action may be taken or such determination may be made by the Committee if the power and authority to do so has been delegated to the Committee by the Board as provided for in this Section. Unless otherwise expressly determined by the Board, any such action or determination by the Committee shall be final, binding and conclusive. The Committee may seek the assistance or advice of any persons it deems necessary to the proper administration of the Plan.

To the extent permitted by Applicable Law, the Committee may delegate its authority under the Plan to a subcommittee of the Board, a member of the Board, the President and Chief Executive Officer or such other executive officer of the Company as the Committee deems appropriate; provided, however, that the Committee may not delegate its power and authority to a member of the Board or the President and Chief Executive Officer or other executive officer of the Company with regard to the selection for participation in this Plan of a Reporting Person or decisions concerning the timing, pricing or amount of an award to a Reporting Person.

### 3.3 Jurisdictions

In order to assure the viability of Awards granted to Grantees employed in various jurisdictions, the Committee may provide for such special terms as it may consider necessary or appropriate to accommodate differences in local law, tax policy, or custom applicable in the jurisdiction in which the Grantee resides or is employed. Moreover, the Committee may approve such supplements to, or amendments, restatements, or alternative versions of, the Plan as it may consider necessary or appropriate for such purposes without thereby affecting the terms of the Plan as in effect for any other purpose; provided, however, that no such supplements, amendments, restatements, or alternative versions shall increase the share limitations contained in Section 4.1 of the Plan. Notwithstanding the foregoing, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate any Applicable Laws, including Code Section 409A.

### 3.4 Terms of Awards

Subject to the other terms and conditions of the Plan, the Committee shall have full and final authority to:

a. designate Grantees;

b. determine the type or types of Awards to be made to a Grantee;

c. determine the number of shares of Stock or cash amount subject to an Award;

d. establish the terms and conditions of each Award (including, but not limited to, the exercise price of any Option or SAR, the nature and duration of any restriction or condition (or provision for lapse thereof) relating to the vesting, exercise, transfer, or forfeiture of an Award or the shares of Stock subject thereto, the treatment of an Award in the event of a Corporate Transaction, and any terms or conditions that may be necessary to qualify Options as Incentive Stock Options);

e. prescribe the form of each Award Agreement evidencing an Award;

f. the Committee may, in its sole discretion and for any reason at any time, take action such that (i) any or all outstanding Options and SARs shall become exercisable in part or in full, (ii) all or a portion of the restriction period applicable to any outstanding Awards shall lapse, (iii) all or a portion of the performance period applicable to any outstanding Awards shall lapse and (iv) the Performance Measures (if any) applicable to any outstanding awards shall be deemed to be satisfied at the target, maximum or any other level; and

g. amend, modify, or supplement the terms of any outstanding Award. Such authority specifically includes the authority, in order to effectuate the purposes of the Plan but without amending the Plan, to make or modify Awards to U.S. Grantees and eligible individuals who are foreign nationals or are individuals who are employed outside the United States to recognize differences in local law, tax policy, or custom. Notwithstanding the foregoing, no amendment, modification or supplement of any Award shall, without the consent of the Grantee, materially impair the Grantee's rights under such Award.

Notwithstanding any other provision of the Plan to the contrary, Awards granted under the Plan (other than cash-based awards) shall vest no earlier than the first anniversary of the date on which the Award is granted; provided, that the following

Awards shall not be subject to the foregoing minimum vesting requirement: any (i) Substitute Awards granted in connection with awards that are assumed, converted or substituted pursuant to a merger, acquisition or similar transaction entered into by the Company or any of its Subsidiaries, (ii) Stock delivered in lieu of fully vested cash obligations, (iii) Awards to Outside Directors that vest on earlier of the one-year anniversary of the Grant Date and the next annual meeting of shareholders which is at least 50 weeks after the immediately preceding year's annual meeting, and (iv) any additional Awards the Committee may grant, up to a maximum of five percent (5%) of the available share reserve authorized for issuance under the Plan pursuant to Section 4.1 (subject to adjustment under Section 17); and, provided, further, that the foregoing restriction does not apply to the Committee's discretion to provide for accelerated exercisability or vesting of any Award, including in cases of Retirement, death, Disability or a Corporate Transaction, in the terms of the Award Agreement or otherwise.

### 3.5 No Repricing

Notwithstanding anything in this Plan to the contrary, no amendment or modification may be made to an outstanding Option or SAR, including, without limitation, by replacement of Options or SARs with cash or other award type, that would be treated as a repricing under the rules of the stock exchange on which the Stock is listed or the applicable accounting rules, in each case, without the approval of the stockholders of the Company, provided, that, appropriate adjustments may be made to outstanding Options and SARs pursuant to Section 5.3 or Section 17 and may be made to make changes to achieve compliance with Applicable Law, including Code Section 409A.

### 3.6 Deferral Arrangement

The Committee may permit or require the deferral of any award payment into a deferred compensation arrangement, subject to such rules and procedures as it may establish, which may include provisions for the payment or crediting of interest or Dividend Equivalent Rights, including converting such credits into deferred Stock equivalents. Any such deferrals shall be made in a manner that complies with Code Section 409A.

### 3.7 No Liability

No member of the Board or the Committee or any Employee shall be personally liable for any action, omission or determination made in good faith with respect to the Plan or any Award or Award Agreement. To the maximum extent permitted in its articles of incorporation and bylaws, the Company shall indemnify and hold harmless the members of the Committee, the Board and Employees from and against any and all loss which results from liability to which any of them may be subjected by reason of any act or conduct (except willful misconduct or gross negligence, and excluding, for the avoidance of doubt, any liability under any then-applicable Company clawback policy) in their official capacities in connection with the administration of the Plan, including all expenses reasonably incurred in their defense, in case the Company fails to provide such defense. By participating in this Plan, each Employee agrees to release and hold harmless the Company, its Subsidiaries and its affiliates (and their respective directors, officers and employees), the Board and the Committee, from and against any tax or other liability, including without limitation, interest and penalties, incurred by the Employee in connection with his or her participation in the Plan.

### 3.8 Share Issuance/Book-Entry

Notwithstanding any provision of this Plan to the contrary, the issuance of the Stock under the Plan may be evidenced in such a manner as the Committee, in its discretion, deems appropriate, including, without limitation, book-entry or uncertificated registration or issuance of one or more Stock certificates. If book-entry or uncertificated registration is used, the Company's corporate governance records shall be consistent with this procedure, and, at the time that certificates would otherwise be issued, Awards shall be evidenced by confirmation or similar documents from the Company's transfer agent. If required by Applicable Laws or Company governance records, Stock certificates shall be issued upon appropriate request.

## SECTION 4. STOCK SUBJECT TO THE PLAN

### 4.1 Number of Shares Available for Awards

Subject to adjustment as provided in Section 17, the share usage language below, and to all other limits set forth in this Plan, the number of shares of Stock that shall initially be available for all awards under this Plan, other than Substitute Awards, shall be 3,090,000, less one share for every one share of Stock subject to an Award granted under the Prior Plan after April 27, 2024 and prior to the Effective Date. Subject to adjustment as provided in Section 17, no more than 3,090,000 shares of Stock in the aggregate may be issued under the Plan in connection with Incentive Stock Options. Stock issued or to be issued under the Plan shall be authorized but unissued shares; or, to the extent permitted by applicable law, issued shares that have been reacquired by the Company. The issuance of shares of Stock in connection with the exercise of, or as other payment for, Awards under the Plan shall reduce the number of shares of Stock available for future Awards under the Plan. For the

avoidance of doubt, the La-Z-Boy Incorporated 2022 Omnibus Incentive Plan, as amended from time to time, is the only plan pursuant to which the Company can grant new awards between April 27, 2024 and prior to the Effective Date, and from and after the Effective Date, no new awards shall be granted under the La-Z-Boy Incorporated 2022 Omnibus Incentive Plan (or any other Prior Plan).

### 4.2 Share Usage

Shares covered by an Award shall be counted as used as of the Grant Date. The number of shares of Stock that remain available for future grants under the Plan shall be reduced by the sum of the aggregate number of shares of Stock which become subject to outstanding Awards of Options, outstanding free-standing SARs, Restricted Stock, Unrestricted Stock, Stock Units, Dividend Equivalent Rights, Performance Shares, and Performance Units, other than Substitute Awards. Awards settled or to be settled in cash shall not reduce the number of shares of Stock available under the Plan. Any shares covered by an Award, whether granted under the Plan or a Prior Plan, that at any time after April 27, 2024 are not purchased or are forfeited or expire, or if an Award granted under the Plan or a Prior Plan otherwise terminates without delivery of any Stock subject thereto or is settled in cash in lieu of shares, then the number of shares of Stock counted against the aggregate number of shares available under the Plan or the Prior Plan with respect to such Award shall, to the extent of any such forfeiture, termination or expiration, again be available for making Awards under this Plan on a one-for-one basis regardless of the applicable share reserve deduction ratio in the Prior Plan. With respect to SARs (but exclusive of SARs to be settled in cash), the number of shares subject to an award of SARs will be counted against the aggregate number of shares available for issuance under the Plan regardless of the number of shares actually issued to settle the SAR upon exercise.The number of shares of Stock available for issuance under the Plan shall not be increased by (i) any shares of Stock tendered or withheld or Award surrendered in connection with the purchase of shares of Stock subject to an Award (or award granted under a Prior Plan), including upon exercise of an Option (or option granted under a Prior Plan) or the purchase of Restricted Stock (or restricted stock granted under a Prior Plan) or shares of Stock subject to vested Stock Units (or stock units granted under a Prior Plan) as described in Section 13, (ii) any shares of Stock deducted or delivered from an Award (or award granted under a Prior Plan) payment in connection with the Company's tax withholding obligations as described in Section 18.3 or (iii) any shares of Stock repurchased by the Company using proceeds from the purchase of shares of Stock upon exercise of an Option (or option granted under a Prior Plan) as described in Section 13.

### 4.3 Substitute Awards

The number of shares of Stock available for awards under this Plan shall not be reduced by (i) the number of shares of Stock subject to Substitute Awards or (ii) available shares under a shareholder approved plan of a company or other entity which was a party to a corporate transaction with the Company (as appropriately adjusted to reflect such corporate transaction) which become subject to awards granted under this Plan (subject to applicable stock exchange requirements).

## SECTION 5. EFFECTIVE DATE, DURATION AND AMENDMENTS

### 5.1 Effective Date

This Plan shall be submitted to the shareholders of the Company for approval and, if approved, shall become effective as of the date of such shareholder approval.

### 5.2 Term

The Plan shall terminate automatically ten (10) years after the Effective Date and may be terminated on any earlier date as provided in Section 5.3; provided, however, that no Incentive Stock Options shall be granted after the tenth anniversary of the date on which the Plan was approved by the Board. Termination of this Plan shall not affect the terms or conditions of any Award granted prior to termination. Awards hereunder may be made at any time prior to the termination of this Plan.

### 5.3 Amendment and Termination of the Plan

The Board may, at any time and from time to time, amend, suspend, or terminate the Plan as to any shares of Stock as to which Awards have not been made; provided however, that the Company shall submit for shareholder approval any amendment required to be submitted for shareholder approval by Applicable Law or applicable stock exchange listing requirements, or that would otherwise materially: (i) increase the benefits accrued to Participants under the Plan; (ii) increase the numbers of securities which may be issued under the Plan (other than an increase pursuant to the adjustment provisions of Section 17); (iii) modify the requirements for participation in the Plan; or (iv) modify the prohibition on repricing set forth in Section 3.5 of the Plan or the Outside Director compensation limit set forth in Section 6 of the Plan. No amendment, suspension, or termination of the Plan or an Award Agreement shall, without the consent of the impacted Grantee, materially impair rights or obligations under any Award previously awarded under the Plan.

## SECTION 6. AWARD ELIGIBILITY

Participants in this Plan shall consist of Service Providers to the Company or any Subsidiary and persons expected to become Service Providers of the Company and its Subsidiaries as the Committee in its sole discretion may select from time to time. The Committee's selection of a person to participate in this Plan at any time shall not require the Committee to select such person to participate in this Plan at any other time. Except as provided otherwise in an Award Agreement, for purposes of this Plan, references to employment by the Company shall also mean employment by a Subsidiary, and references to employment shall include service as an Outside Director or consultant. The Committee shall determine, in its sole discretion, the extent to which a participant shall be considered employed during any periods during which such participant is on a leave of absence. The aggregate value of cash compensation and the grant date fair value of shares of Stock that may be awarded or granted during any fiscal year of the Company to any Outside Director, for his or her services as an Outside Director, shall not exceed $800,000; provided, further, that this limit shall not apply to distributions of previously deferred compensation under a deferred compensation plan maintained by the Company or compensation received by the director in his or her capacity as an executive officer or employee of the Company.

## SECTION 7. AWARD AGREEMENT

Each Award granted pursuant to the Plan shall be evidenced by an Award Agreement, in such form or forms as the Committee shall from time to time determine. Award Agreements granted from time to time or at the same time need not contain similar provisions but shall be consistent with the terms of the Plan and shall specify the terms, conditions and any rules applicable to the Award, including but not limited to the effect of a Corporate Transaction, or death, Disability, or other termination of employment of the Grantee on the Award. Each Award Agreement evidencing an Award of Options shall specify whether such Options are intended to be Non-qualified Stock Options or Incentive Stock Options, and in the absence of such specification or to the extent an Option designated as an Incentive Stock Option fails to so qualify, such Options shall be deemed Non-qualified Stock Options.

## SECTION 8. TERMS AND CONDITIONS OF OPTIONS

### 8.1 Grant of Option

Subject to the terms and provisions of the Plan and applicable law, the Committee, at any time and from time to time, may grant Options to persons as set forth in Section 6. The Committee shall have sole and complete discretion in determining the type of Option granted, the Option Price, the duration of the Option, the number of shares of Stock to which an Option pertains, any conditions imposed upon the exercisability or the transferability of the Option, including vesting conditions, the conditions under which the Option may be terminated and any such other provisions as may be warranted to comply with the law or rules of any securities trading system or stock exchange.

### 8.2 Option Price

The Option Price of each Option shall be fixed by the Committee and stated in the Award Agreement evidencing such Option. Except with respect to Substitute Awards, the Option Price of each Option shall be at least the Fair Market Value on the Grant Date of a share of Stock; provided, however, that in the event that a Grantee is a Ten Percent Stockholder, the Option Price of an Option granted to such Grantee that is intended to be an Incentive Stock Option shall be not less than one hundred ten percent (110%) of the Fair Market Value of a share of Stock on the Grant Date. Unless otherwise permitted by Applicable Laws, in no case shall the Option Price of any Option be less than the par value of a share of Stock. No Option shall provide by its terms for the re-setting of its exercise price, for its cancellation and reissuance, or for a reload, in whole or in part; provided that the foregoing shall not limit the authority of the Committee to grant additional Options hereunder.

### 8.3 Vesting

Subject to Section 3.4, Section 8.4, and Section 17 hereof, each Option granted under the Plan shall become exercisable at such times and under such conditions as shall be determined by the Committee and stated in the Award Agreement, and need not be the same for each Grantee. For purposes of this Section 8.3, fractional numbers of shares of Stock subject to an Option shall be rounded down to the next nearest whole number.

### 8.4 Term

Each Option granted under the Plan shall terminate, and all rights to purchase shares of Stock thereunder shall cease, upon the expiration of ten years from the date such Option is granted, or under such circumstances and on such date prior thereto as is set forth in the Plan or as may be fixed by the Committee and/or stated in the Award Agreement relating to such Option;

provided, however, that in the event that the Grantee is a Ten Percent Stockholder, an Option granted to such Grantee that is intended to be an Incentive Stock Option shall not be exercisable after the expiration of five years from its Grant Date.

### 8.5 Termination of Service

All of the terms relating to the exercise, cancellation or other disposition of an Option (i) upon a termination of Service with the Company or a Subsidiary of the Grantee, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, shall be determined by the Committee and set forth in the applicable Award Agreement.

### 8.6 Limitations on Exercise of Option

Notwithstanding any other provision of the Plan, in no event may any Option be exercised, in whole or in part, after the termination of the Option.

### 8.7 Method of Exercise

Subject to the terms of Section 13 and Section 18.3, an Option that is exercisable may be exercised by the Grantee's delivery of notice of exercise according to any method provided by the Committee, which may include but is not limited to, physical delivery of notice on any business day to the Company, at the Company's principal office (on the form specified by the Company) or execution of delivery procedures provided by the Company through a stock transfer or other agent in telephonic, electronic, website or similar form regardless of whether default procedures may be used. The notices and procedures shall specify, among other items requested, the number of shares of Stock with respect to which the Option is being exercised and shall be accompanied by payment in full of the Option Price of the shares for which the Option is being exercised plus the amount (if any) of federal and/or other taxes which the Company may, in its judgment, be required to withhold with respect to an Award. The Company may deduct from the shares of Stock deliverable to the Grantee upon exercise the number of shares of Stock necessary to satisfy payment of the Option Price and all withholding obligations.

### 8.8 Rights of Holders of Options

Unless otherwise stated in the applicable Award Agreement, an individual holding or exercising an Option shall have none of the rights of a shareholder (for example, the right to receive cash or dividend payments or distributions attributable to the subject shares of Stock or to direct the voting of the subject shares of Stock) until the shares of Stock covered thereby are fully paid and issued to him. Except as provided in Section 17 hereof, an individual holding an Option shall not have any Dividend Equivalent Rights with respect to the Option and no adjustment shall be made for dividends, distributions or other rights for which the record date is prior to the date of such issuance.

### 8.9 Delivery of Stock

Subject to Section 3.8 (and specifically the discretion of the Company to use book-entry or uncertificated registration), promptly after the exercise of an Option by a Grantee and the payment in full of the Option Price and related taxes, such Grantee shall be entitled to the issuance of a stock certificate or certificates evidencing his or her ownership of the shares of Stock subject to the Option.

### 8.10 Transferability of Options

Except as provided in Section 8.11, during the lifetime of a Grantee, only the Grantee (or, in the event of legal incapacity or incompetency, the Grantee's guardian or legal representative) may exercise an Option. Except as provided in Section 8.11, no Option shall be assignable or transferable by the Grantee to whom it is granted, other than by will or the laws of descent and distribution.

### 8.11 Family Transfers

If authorized in the applicable Award Agreement, a Grantee may transfer, not for value, all or part of an Option which is not an Incentive Stock Option to any Family Member. For the purpose of this Section 8.11, a "not for value" transfer is a transfer which is (i) a gift, (ii) a transfer under a domestic relations order in settlement of marital property rights; or (iii) unless Applicable Law does not permit such transfers, a transfer to an entity in which more than fifty percent of the voting interests are owned by Family Members (or the Grantee) in exchange for an interest in that entity. Following a transfer under this Section 8.11, any such Option shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer, and shares of Stock acquired pursuant to the Option shall be subject to the same restrictions on transfer of shares as would have applied to the Grantee. Subsequent transfers of transferred Options are prohibited except to Family Members of the original Grantee in accordance with this Section 8.11 or by will or the laws of descent and distribution. The

events of termination of Service of Section 8.5 hereof shall continue to apply with respect to the original Grantee, following which the Option shall be exercisable by the transferee only to the extent, and for the periods specified, in Section 8.5.

### 8.12 Limitations on Incentive Stock Options

An Option shall constitute an Incentive Stock Option only (i) if the Grantee of such Option is an employee of the Company or any Subsidiary; (ii) to the extent specifically provided in the related Award Agreement; and (iii) to the extent that the aggregate Fair Market Value (determined at the time the Option is granted) of the shares of Stock with respect to which all Incentive Stock Options held by such Grantee become exercisable for the first time during any calendar year (under the Plan and all other plans of the Grantee's employer and its Subsidiaries) does not exceed one hundred thousand dollars ($100,000) or such other limit specified in the Code. This limitation shall be applied by taking Options into account in the order in which they were granted.

### 8.13 Notice of Disqualifying Disposition

If any Grantee shall make any disposition of shares of Stock issued pursuant to the exercise of an Incentive Stock Option under the circumstances described in Code Section 421(b) (relating to certain disqualifying dispositions), such Grantee shall notify the Company of such disposition within ten (10) days thereof.

## SECTION 9. TERMS AND CONDITIONS OF STOCK APPRECIATION RIGHTS

### 9.1 Right to Payment and Grant Price

A SAR shall confer on the Grantee to whom it is granted a right to receive, upon exercise thereof, the excess of (i) the Fair Market Value of one share of Stock on the date of exercise over (ii) the SAR Exercise Price as determined by the Committee. The Award Agreement for a SAR shall specify the SAR Exercise Price, which shall be at least the Fair Market Value of a share of Stock on the Grant Date except with respect to Substitute Awards. SARs may be granted in conjunction with all or part of an Option granted under the Plan or at any subsequent time during the term of such Option, in conjunction with all or part of any other Award or without regard to any Option or other Award.

### 9.2 Other Terms

The Committee shall determine, subject to Section 3.4, at the Grant Date or thereafter, the time or times at which and the circumstances under which a SAR may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the time or times at which SARs shall cease to be or become exercisable following termination of Service or upon other conditions, the method of exercise, method by or forms in which Stock will be delivered or deemed to be delivered to Grantees, whether or not a SAR shall be in tandem or in combination with any other Award, and any other terms and conditions of any SAR. The Award Agreement shall specify whether the SAR shall be settled in Stock, cash or a combination of Stock and cash. In the event that a SAR is exercised after the close of the business market on a particular day, the Fair Market Value of the applicable share of Stock shall be measured by the price of the Stock at the close of the next business day.

### 9.3 Term

Each SAR granted under the Plan shall terminate, and all rights thereunder shall cease, upon the expiration of ten years from the date such SAR is granted, or under such circumstances and on such date prior thereto as is set forth in the Plan or as may be fixed by the Committee and/or stated in the Award Agreement relating to such SAR.

### 9.4 Termination of Service

All of the terms relating to the exercise, cancellation or other disposition of a SAR (i) upon a termination of Service with the Company or a Subsidiary of the Grantee, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, shall be determined by the Committee and set forth in the applicable Award Agreement.

### 9.5 Rights of Holders of SARs

Unless otherwise stated in the applicable Award Agreement, an individual holding or exercising an SAR shall have none of the rights of a shareholder (for example, the right to receive cash or dividend payments or distributions attributable to the subject shares of Stock or to direct the voting of the subject shares of Stock) until the shares of Stock covered thereby are fully paid and issued to him. Except as provided in Section 17 hereof, an individual holding an SAR shall not have any Dividend Equivalent Rights with respect to the SAR and no adjustment shall be made for dividends, distributions or other rights for which the record date is prior to the date of such issuance.

### 9.6 Transferability of SARs

Except as provided in Section 9.7, during the lifetime of a Grantee, only the Grantee (or, in the event of legal incapacity or incompetency, the Grantee's guardian or legal representative) may exercise a SAR. Except as provided in Section 9.7, no SAR shall be assignable or transferable by the Grantee to whom it is granted, other than by will or the laws of descent and distribution.

### 9.7 Family Transfers

If authorized in the applicable Award Agreement, a Grantee may transfer, not for value, all or part of a SAR to any Family Member. For the purpose of this Section 9.7, a "not for value" transfer is a transfer which is (i) a gift, (ii) a transfer under a domestic relations order in settlement of marital property rights; or (iii) unless applicable law does not permit such transfers, a transfer to an entity in which more than fifty percent of the voting interests are owned by Family Members (or the Grantee) in exchange for an interest in that entity. Following a transfer under this Section 9.7, any such SAR shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer, and shares of Stock acquired pursuant to a SAR shall be subject to the same restrictions on transfer as would have applied to the Grantee. Subsequent transfers of transferred SARs are prohibited except to Family Members of the original Grantee in accordance with this Section 9.7 or by will or the laws of descent and distribution.

## SECTION 10. TERMS AND CONDITIONS OF RESTRICTED STOCK AND STOCK UNITS

### 10.1 Grant of Restricted Stock or Stock Units

Except as required by Applicable Law, Awards of Restricted Stock or Stock Units may be made for no consideration (other than par value of the shares which is deemed paid by Services already rendered).

### 10.2 Restrictions

Subject to Section 3.4, at the time a grant of Restricted Stock or Stock Units is made, the Committee may, in its sole discretion, establish a period of time (a "restricted period") applicable to such Restricted Stock or Stock Units. Each Award of Restricted Stock or Stock Units may be subject to a different restricted period. The Committee may in its sole discretion, at the time a grant of Restricted Stock or Stock Units is made, prescribe restrictions in addition to or other than the expiration of the restricted period, including the satisfaction of corporate or individual performance objectives, which may be applicable to all or any portion of the Restricted Stock or Stock Units. Neither Restricted Stock nor Stock Units may be sold, transferred, assigned, pledged or otherwise encumbered or disposed of during the restricted period or prior to the satisfaction of any other restrictions prescribed by the Committee with respect to such Restricted Stock or Stock Units.

### 10.3 Restricted Stock Certificates

Subject to Section 3.8 (and specifically the discretion of the Company to use book-entry or uncertificated registration), the Company shall issue, in the name of each Grantee to whom Restricted Stock has been granted, stock certificates representing the total number of shares of Restricted Stock granted to the Grantee, as soon as reasonably practicable after the Grant Date. The Committee may provide in an Award Agreement that either (i) the Secretary of the Company shall hold such certificates for the Grantee's benefit until such time as the Restricted Stock is forfeited to the Company or the restrictions lapse, or (ii) such certificates shall be delivered to the Grantee, provided, however, that such certificates (or other appropriate documentation if book-entry or uncertificated registration is used, such as the confirmation documentation issued to the Grantee and the transfer agent records) shall bear a legend or legends that comply with the applicable securities laws and regulations and makes appropriate reference to the restrictions imposed under the Plan and the Award Agreement.

### 10.4 Rights of Holders of Restricted Stock

Unless the Committee otherwise provides in an Award Agreement, holders of Restricted Stock shall have the right to vote such Stock and the right to receive any dividends declared or paid with respect to such Stock; provided, that any such dividends shall not vest or be paid with respect to any holders of Restricted Stock prior to the vesting of such Restricted Stock and shall be paid at the same time as the underlying Stock is vested consistent with this Plan and the Award Agreement and in compliance with Code Section 409A (and governing guidance), where applicable. The Committee may provide that any dividends paid on Restricted Stock must be reinvested in shares of Stock, subject to the same vesting conditions and restrictions applicable to such Restricted Stock. All distributions, if any, received by a Grantee with respect to Restricted Stock as a result of any stock split, stock dividend, combination of shares, or other similar transaction shall be subject to the restrictions applicable to the original grant of Restricted Stock.

### 10.5. Voting and Dividend Rights

Holders of Stock Units shall have no rights as shareholders of the Company. Subject to Section 12.1, the Committee may provide in an Award Agreement evidencing a grant of Stock Units that the holder of such Stock Units shall be entitled to receive, upon the Company's payment of a cash dividend on its outstanding Stock, a cash payment for each Stock Unit held equal to the per-share dividend paid on the Stock. Such Award Agreement may also provide that such cash payment will be deemed reinvested in additional Stock Units at a price per unit equal to the Fair Market Value of a share of Stock on the date that such dividend is paid. Any Dividend Equivalent Rights credited to a Stock Unit Award shall not vest or be paid with respect to the holders of the Stock Units prior to the vesting of such Stock Units and shall be paid at the same time as the payment of the underlying Stock Units consistent with this Plan and the Award Agreement and in compliance with Code Section 409A (and governing guidance), where applicable.

### 10.6 Termination of Service

Unless the Committee otherwise provides in an Award Agreement or in writing after the Award Agreement is issued, upon the termination of a Grantee's Service, any Restricted Stock or Stock Units held by such Grantee that have not vested, or with respect to which all applicable restrictions and conditions have not lapsed, shall immediately be deemed forfeited. Upon forfeiture of Restricted Stock or Stock Units, the Grantee shall have no further rights with respect to such Award, including but not limited to any right to vote Restricted Stock or any right to receive dividends with respect to shares of Restricted Stock or Stock Units.

### 10.7 Purchase of Restricted Stock and Shares Subject to Stock Units

The Grantee shall be required, to the extent required by Applicable Law, to purchase the Restricted Stock or shares of Stock subject to vested Stock Units from the Company at a Purchase Price equal to the greater of (i) the aggregate par value of the shares of Stock represented by such Restricted Stock or Stock Units and (ii) the Purchase Price, if any, specified in the Award Agreement relating to such Restricted Stock or Stock Units. The Purchase Price shall be payable in a form described in Section 13 or, in the discretion of the Committee, in consideration for past or future Services rendered to the Company or a Subsidiary.

### 10.8 Delivery

#### 10.8.1 Delivery for Restricted Stock Awards

Upon the expiration or termination of any restricted period and the satisfaction of any other conditions prescribed by the Committee, the restrictions applicable to shares of Restricted Stock shall lapse, and, subject to Section 3.8 and unless otherwise provided in the Award Agreement, a stock certificate for such shares shall be delivered, free of all such restrictions, to the Grantee or the Grantee's beneficiary or estate, as applicable, no later than two and a half (2 1/2) months following the end of the Company's Fiscal Year in which the vesting occurred (or the restrictions lapsed).

#### 10.8.2 Delivery for Stock Unit Awards

Upon the expiration or termination of any restricted period and the satisfaction of any other conditions prescribed by the Committee, the restrictions applicable to Stock Units shall lapse, and, subject to Section 3.8 and unless otherwise provided in the Award Agreement, a stock certificate for such shares, or cash, as the case may be, shall be delivered, free of all such restrictions, to the Grantee or the Grantee's beneficiary or estate, as applicable, no later than two and a half (2 1/2) months following the end of the Company's Fiscal Year in which the vesting occurred (or the restrictions lapsed). Neither the Grantee, nor the Grantee's beneficiary or estate, shall have any further rights with regard to a Stock Unit once the share of Stock, or cash, represented by the Stock Unit has been delivered or the transfer has been recorded on the Company's books and records. With respect to a vested Stock Unit settled in cash, the cash payment for each Stock Unit shall be equivalent to the Fair Market Value of one share of Stock measured as of the date of vesting.

## SECTION 11. TERMS AND CONDITIONS OF UNRESTRICTED STOCK AWARDS

Subject to Section 3.4, the Committee may, in its sole discretion, grant (or sell at par value or such other higher purchase price determined by the Committee) an Unrestricted Stock Award to any Grantee pursuant to which such Grantee may receive shares of Stock free of any restrictions ("Unrestricted Stock") under the Plan. Unrestricted Stock Awards may be granted or sold as described in the preceding sentence in respect of past Service and other valid consideration, or in lieu of, or in addition to, any cash compensation due to such Grantee.

## SECTION 12. TERMS AND CONDITIONS OF DIVIDEND EQUIVALENT RIGHTS

### 12.1 Dividend Equivalent Rights

A Dividend Equivalent Right may be granted hereunder to any Grantee of an Award other than Options and SARs. The terms and conditions of Dividend Equivalent Rights shall be specified in the Award Agreement. Dividend equivalents credited to the holder of a Dividend Equivalent Right may be deemed to be reinvested in additional shares of Stock, which may thereafter accrue additional equivalents. Unless otherwise set forth in the underlying Award Agreement, any such reinvestment shall be at Fair Market Value on the date the underlying dividend was paid. Dividend Equivalent Rights may be settled in cash or Stock or a combination thereof, in a single installment or installments, all determined in the sole discretion of the Committee. A Dividend Equivalent Right granted as a component of another Award may also contain terms and conditions different from such other award. Notwithstanding anything to the contrary contained herein, Dividend Equivalent Rights will be subject to the same conditions as the underlying Award and shall not vest or be paid with respect to any Award prior to the vesting of such Award, and any such accrued Dividend Equivalent Rights shall be paid at the same time as the underlying Stock or Award to which it relates vests and is distributed consistent with this Plan and the Award Agreement, and such provision, right, and payment must all be in compliance with Code Section 409A (and governing guidance), where applicable, including any impact such a provision, right, or payment may have on the deemed deferral of an Award in order to vest or be paid. The provisions of this Section 12.1 apply to any dividends and Dividend Equivalent Rights that may be attached to any Award.

### 12.2 Termination of Service

Except as may otherwise be provided by the Committee either in the Award Agreement or in writing after the Award Agreement is issued, a Grantee's rights in all Dividend Equivalent Rights or interest equivalents shall automatically terminate upon the Grantee's termination of Service for any reason.

## SECTION 13. PAYMENT

### 13.1 General Rule

Subject to Section 13.3, payment of the Option Price for the shares purchased pursuant to the exercise of an Option or the Purchase Price for Restricted Stock, Stock Units, or Unrestricted Stock shall be made in a format acceptable to the Company and as otherwise provided herein.

### 13.2 Surrender of Stock

Subject to Section 13.3, payment of the Option Price for shares purchased pursuant to the exercise of an Option or the Purchase Price for Restricted Stock, Stock Units, or Unrestricted Stock may be made all or in part through the tender to the Company of shares of Stock, which shall be valued, for purposes of determining the extent to which the Option Price or Purchase Price has been paid thereby, at their Fair Market Value on the date of exercise or surrender.

### 13.3 Cashless Exercise

With respect to an Award where payment is required, payment of the price for shares may be made all or in part by (i) delivery (on a form acceptable to the Committee) of an irrevocable direction to a licensed securities broker acceptable to the Company to sell shares of Stock and to deliver all or part of the sales proceeds to the Company in payment of the price and any withholding taxes described in Section 18.3, or (ii) in its discretion, the Company's issuance of the number of shares equal in value to the difference between the price (and any withholding taxes described in Section 18.3) and the Fair Market Value of the shares subject to the portion of the Option being exercised, or the difference between the Purchase Price and the Fair Market Value of any Restricted Stock or Stock Units. The Company may provide procedures for executing the delivery of the irrevocable direction to the licensed securities broker referenced in this Section 13.3 by various methods including, but not limited to, those available by telephonic, electronic, website or similar formats regardless of whether default elections may be used by the procedures. In the Company's discretion, appropriate fees, expenses and taxes may be deducted from, and reduce, the amount of shares received by the Grantee.

### 13.4 Other Forms of Payment

To the extent the Award Agreement so provides or as otherwise provided in writing by the Committee, payment of the price for shares purchased pursuant to exercise of an Option or the Purchase Price for Restricted Stock or Stock Units may be made in any other form that is consistent with Applicable Laws, regulations, rules, and this Plan.

## SECTION 14. TERMS AND CONDITIONS OF PERFORMANCE AWARDS

### 14.1 Grant of Performance Units/Performance Shares

Subject to the terms and provisions of this Plan including Section 3.4 and Section 12, the Committee, at any time and from time to time, may grant Performance Units and/or Performance Shares to Grantees in such amounts and upon such terms as the Committee shall determine.

### 14.2 Value of Performance Units/Performance Shares

Each Performance Unit shall have an initial value that is established by the Committee at the time of grant. Each Performance Share shall have an initial value equal to the Fair Market Value of a share of Stock on the Grant Date. The Committee shall set performance goals in its discretion which, depending on the extent to which they are met, will determine the value and/or number of Performance Units/Performance Shares that will be paid out to the Grantee.

### 14.3 Earning of Performance Units/Performance Shares

Subject to the terms of this Plan, after the applicable Performance Period has ended, the holder of Performance Units/ Performance Shares shall be entitled to receive payout on the value and number of Performance Units/Performance Shares earned by the Grantee over the Performance Period, to be determined as a function of the extent to which the corresponding performance goals have been achieved. The Committee has the authority to provide for accelerated vesting of any Award based on the achievement of performance goals pursuant to the Performance Measures specified in this Section 14; provided that, no Award may be accelerated (or may be granted with such provisions) if the grant or acceleration would not be in compliance with Code Section 409A (including from the Grant Date) or if it would subject an Award to Code Section 409A that was not previously subject to Code Section 409A unless it would be compliant in its entirety (including with a fixed payout date if necessary).

### 14.4 Form and Timing of Payment of Performance Units/Performance Shares

Payment of earned Performance Units/Performance Shares shall be as determined by the Committee and as evidenced in the Award Agreement. Subject to the terms of this Plan, the Committee, in its sole discretion, may pay earned Performance Units/ Performance Shares in the form of cash or in shares (or in a combination thereof) equal to the value of the earned Performance Units/Performance Shares. The payments for the Performance Units or Performance Shares, as the case may be, shall be made at the close of the applicable Performance Period, or as soon as practicable after the end of the Performance Period, but in no event later than two and half (2 1/2) months following the close of the Company's Fiscal Year in which the term of the Award is complete (i.e., it vests). Any shares of Stock may be granted subject to any restrictions deemed appropriate by the Committee. The determination of the Committee with respect to the form of payout of such Awards shall be set forth in the Award Agreement pertaining to the grant of the Award.

### 14.5 Performance Measures

The right of a Grantee to exercise or receive a grant or settlement of any Award, and the timing thereof, may be subject to such Performance Measures as may be specified by the Committee. The Committee may use such business criteria and other measures of performance as it may deem appropriate in establishing any Performance Measures.

### 14.6 Management Incentive Program

#### 14.6.1 General Information and Eligibility

This Section 14.6 establishes a short-term cash incentive program (known as the "Management Incentive Program" or "MIP") for Employees of the Company or a Subsidiary. Eligibility to participate in the MIP shall be determined by the Committee; however, unless the Committee (or its delegatee) determines otherwise, an Employee is eligible to participate in the Management Incentive Program for a particular Fiscal Year if all of the following requirements are met:

a. the Employee is designated in the records of the Company (or a Subsidiary) in a position designated by the Committee as a participant in the MIP for a particular Fiscal Year;

b. the Employee was employed by the Company (or a Subsidiary) before February 1 of that particular Fiscal Year; and

c. the Employee is actively employed on the last day of the Fiscal Year; provided, that

i. the Employee may participate if the Employee was otherwise participating in the Management Incentive Program during a Fiscal Year and died, became Disabled in that Fiscal Year, or Retired in that Fiscal Year (in each case, on a pro-rated basis or as otherwise determined by the Committee), and

ii. the Employee may participate if the Employee was otherwise participating in the Management Incentive Program during a Fiscal Year but was on an approved leave of absence (including workers compensation leave, military leave, or leave approved pursuant to the Family Medical Leave Act),

in which case, the total MIP Award (if any) shall be determined based on Eligible Earnings during the applicable Fiscal Year while the Employee participates in the MIP. In the event that a participating Employee dies prior to the payout of any MIP Award (if any), the MIP Award shall be paid to his or her estate.

In respect of each Employee, the Committee or its delegatee shall (at the time of establishing applicable Performance Measures) also establish and communicate a “Target MIP Incentive Opportunity” which shall be a dollar amount or percentage of the Employee’s eligible earnings payable with respect to the applicable performance measurement period (normally, the Fiscal Year).

### 14.6.2 Amount of MIP Award

The MIP Award, if any, awarded to an eligible Employee shall be the product of some or all of the following as the Committee in its sole discretion determines: Target MIP Incentive Opportunity; Eligible Earnings; Company Achievement Percentage, Individual Achievement Percentage, or both; and Company Weighted MIP Component, Individual Weighted MIP Component, any additional MIP component as determined by the Committee, or a combination thereof.

### 14.6.3 Time of Payment

A Service Provider’s MIP Award payment (if any) shall be paid as soon as administratively feasible following the close of the performance period to which the MIP Award relates (but in any event no later than two and half (2 1/2) months following the conclusion of the performance period). No MIP Award may be paid without a certification by the Committee that the Company goals under the applicable Performance Measures have been achieved. If awards are made in whole or in part based on achievement by eligible Employees of individual goals, a Reporting Person will receive such an award only after determination by the Committee that the Reporting Person has achieved such goals.

### 14.6.4 Employment Transfers

If a participating Service Provider transfers between locations, the calculation of the MIP Award payment for him or her (if any) shall be subject to the following rules:

a. The MIP Award payment (if any) shall be based on Eligible Earnings earned at the first location using the first location’s Company Achievement Percentage plus Eligible Earnings earned at the second location using the second location’s Company Achievement Percentage; and

b. Only one Individual Achievement Percentage will be used, which shall be based on the overall attainment of individual goals for the Fiscal Year;

provided, that the location of the participating Employee when the MIP Award is paid shall be charged for the MIP Award payment.

### 14.6.5 Position Changes

If a participating Employee’s position, salary level and Target MIP Incentive Opportunity changes during a Fiscal Year in which that Employee is participating in the Management Incentive Program, any MIP Award payment shall be based on the Eligible Earnings pro-rated for the portion of the Fiscal Year while in the beginning position and Target MIP Incentive Opportunity for the beginning position, plus the Eligible Earnings pro-rated for the portion of the Fiscal Year while in the subsequent position and Target MIP Incentive Opportunity for the subsequent position.

## SECTION 15. PARACHUTE LIMITATIONS

Notwithstanding any other provision of this Plan or of any other agreement, contract, or understanding heretofore or hereafter entered into by a U.S. Grantee with the Company or any Subsidiary, except an agreement, contract, or understanding that expressly addresses Section 280G or Section 4999 of the Code (an “Other Agreement”), and notwithstanding any formal or informal plan or other arrangement for the direct or indirect provision of compensation to the U.S. Grantee (including groups or classes of U.S. Grantees or beneficiaries of which the U.S. Grantee is a member), whether or not such compensation is deferred, is in cash, or is in the form of a benefit to or for the U.S. Grantee (a “Benefit Arrangement”), if the U.S. Grantee is a “disqualified individual,” as defined in Section 280G(c) of the Code, any Award held by that U.S. Grantee and any right to receive any payment or other benefit under this Plan shall not become exercisable or vested (i) to the extent that such right to exercise, vesting, payment, or benefit, taking into account all other rights, payments, or benefits to or for the U.S. Grantee under this Plan, all Other Agreements, and all Benefit Arrangements, would cause any payment or benefit to the U.S. Grantee under this Plan to be considered a “parachute payment” within the meaning of Section 280G(b)(2) of the Code as then in effect (a “Parachute Payment”) and (ii) if, as a result of receiving a Parachute Payment, the aggregate after-tax amounts received by the U.S. Grantee from the Company under this Plan, all Other Agreements, and all Benefit Arrangements would be less than the maximum after-tax amount that could be received by the U.S. Grantee without causing any such payment or benefit to be considered a Parachute Payment. In the event that the receipt of any such right to exercise, vesting, payment, or benefit under this Plan, in conjunction with all other rights, payments, or benefits to or for the U.S. Grantee under any Other Agreement or any Benefit Arrangement would cause the U.S. Grantee to be considered to have received a Parachute Payment under this Plan that would have the effect of decreasing the after-tax amount received by the U.S. Grantee as described in clause (ii) of the preceding sentence, then the rights, payments, or benefits under this Plan, any Other Agreements, and any Benefit Arrangements that should be reduced or eliminated so as to avoid having the payment or benefit to the U.S. Grantee under this Plan be deemed to be a Parachute Payment shall be reduced as follows: by reducing first any rights, payments or benefits that are exempt from Section 409A of the Code and then reducing any rights, payments or benefits subject to Section 409A of the Code in the reverse order in which such rights, payments or benefits would be paid or provided (beginning with such right, payment or benefit that would be made last in time and continuing, to the extent necessary, through to such right, payment or benefit that would be made first in time).

## SECTION 16. REQUIREMENTS OF LAW

### 16.1 General

The Company shall not be required to sell or issue any shares of Stock under any Award if the sale or issuance of such shares would constitute a violation by the Grantee, any other individual exercising an Option, or the Company of any provision of any law or regulation of any governmental authority, including without limitation any federal or state securities laws or regulations. If at any time the Company shall determine, in its discretion, that the listing, registration or qualification of any shares subject to an Award upon any securities exchange or under any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the issuance or purchase of shares hereunder, no shares of Stock may be issued or sold to the Grantee or any other individual exercising an Option pursuant to such Award unless such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Company, and any delay caused thereby shall in no way affect the date of termination of the Award. Without limiting the generality of the foregoing, in connection with the Securities Act, upon the exercise of any Option or any SAR that may be settled in shares of Stock or the delivery of any shares of Stock underlying an Award, unless a registration statement under the Securities Act is in effect with respect to the shares of Stock covered by such Award, the Company shall not be required to sell or issue such shares unless the Committee has received evidence satisfactory to it that the Grantee or any other individual exercising an Option may acquire such shares pursuant to an exemption from registration under the Securities Act. Any determination in this connection by the Committee shall be final, binding, and conclusive. The Company may, but shall in no event be obligated to, register any securities covered hereby pursuant to the Securities Act. The Company shall not be obligated to take any affirmative action in order to cause the exercise of an Option or a SAR or the issuance of shares of Stock pursuant to the Plan to comply with any law or regulation of any governmental authority. As to any jurisdiction that expressly imposes the requirement that an Option (or SAR that may be settled in shares of Stock) shall not be exercisable until the shares of Stock covered by such Option (or SAR) are registered or are exempt from registration, the exercise of such Option (or SAR) under circumstances in which the laws of such jurisdiction apply shall be deemed conditioned upon the effectiveness of such registration or the availability of such an exemption.

### 16.2 Rule 16b-3

During any time when the Company has a class of equity security registered under Section 12 of the Exchange Act, it is the intent of the Company that Awards pursuant to the Plan and the exercise of Options and SARs granted hereunder will qualify for the exemption provided by Rule 16b-3 under the Exchange Act. To the extent that any provision of the Plan or action by the

Committee does not comply with the requirements of Rule 16b-3, it shall be deemed inoperative to the extent permitted by law and deemed advisable by the Committee, and shall not affect the validity of the Plan. In the event that Rule 16b-3 is revised or replaced, the Committee may exercise its discretion to modify this Plan in any respect necessary to satisfy the requirements of, or to take advantage of any features of, the revised exemption or its replacement.

## SECTION 17. EFFECT OF CHANGES IN CAPITALIZATION

The provisions in this Section 17 are intended to provide equivalency for certain capitalization events, and, in all events, and notwithstanding anything to the contrary contained herein, may not be accomplished, provided for or be applicable to an Award, if, at any time, such Award is not in compliance with Code Section 409A (including from the Grant Date), if it would subject an Award to Code Section 409A that was not previously subject to Code Section 409A unless it would be compliant in its entirety (including with a fixed payout date if necessary).

### 17.1 Capitalization Adjustments

In the event of any equity restructuring (within the meaning of Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation, or any successor or replacement accounting standard) that causes the per share value of shares of Stock to change, such as a stock dividend, stock split, spinoff, rights offering or recapitalization through an extraordinary cash dividend, the number and class of securities available under this Plan, the terms of each outstanding Option and SAR (including the number and class of securities subject to each outstanding Option or SAR and the purchase price or base price per share), the terms of each outstanding Restricted Stock Award and Stock Unit Award (including the number and class of securities subject thereto), and the terms of each outstanding MIP Award and Performance Award (including the number and class of securities subject thereto) shall be appropriately adjusted by the Committee, such adjustments to be made in the case of outstanding Options and SARs without an increase in the aggregate Option Price or purchase price and in accordance with Code Section 409A. In the event of any other change in corporate capitalization, including a merger, consolidation, reorganization, or partial or complete liquidation of the Company, such equitable adjustments described in the foregoing sentence may be made as determined to be appropriate and equitable by the Committee to prevent dilution or enlargement of rights of participants. Moreover, in the event of any such transaction or event, the Committee may provide in substitution for any or all outstanding Awards such alternative consideration (including cash), if any, as it, in good faith, may determine to be equitable in the circumstances and shall require in connection therewith the surrender of all Awards so replaced in a manner that complies with Code Section 409A. In either case, the decision of the Committee regarding any such adjustment shall be final, binding and conclusive.

### 17.2 Corporate Transaction

Subject to the terms of the applicable Award Agreements, in the event of a “Corporate Transaction,” the Board, as constituted prior to the Corporate Transaction, may, in its discretion:

(i) require that (i) some or all outstanding Options and SARs shall become exercisable in full or in part, either immediately or upon a subsequent termination of employment, (ii) the restriction period applicable to some or all outstanding Awards shall lapse in full or in part, either immediately or upon a subsequent termination of employment, (iii) the performance period applicable to some or all outstanding Awards shall lapse in full or in part, and (iv) the Performance Measures applicable to some or all outstanding awards shall be deemed to be satisfied at the target, maximum or any other level;

(ii) require that shares of capital stock of the corporation resulting from or succeeding to the business of the Company pursuant to such Corporate Transaction, or a parent corporation thereof, be substituted for some or all of the shares of Stock subject to an outstanding award, with an appropriate and equitable adjustment to such award as determined by the Committee in accordance with Section 17.1; and/or

(iii) require outstanding Awards, in whole or in part, to be surrendered to the Company by the holder, and to be immediately cancelled by the Company, and to provide for the holder to receive (i) a cash payment or other property in an amount equal to (A) in the case of an Option or an SAR, the aggregate number of shares of Stock then subject to the portion of such Option or SAR surrendered, whether or not vested or exercisable, multiplied by the excess, if any, of the Fair Market Value of a share of Stock as of the date of the Corporate Transaction, over the Option Price or SAR Exercise Price subject to such Option or SAR, (B) in the case of an Award (other than an Option or SAR) denominated in shares of Stock, the number of shares of Stock then subject to the portion of such award surrendered to the extent the Performance Measures applicable to such award have been satisfied or are deemed satisfied pursuant to Section 17.2(i), whether or not vested, multiplied by the Fair Market Value of a share of Stock as of the date of the Corporate Transaction, and (C) in the case of an Award denominated in cash, the value of the Award then subject to the portion of such Award surrendered to the extent the Performance Measures applicable to such award have been satisfied or are deemed satisfied pursuant to Section 17.2(i); (ii) shares of capital stock of the corporation

resulting from or succeeding to the business of the Company pursuant to such Corporate Transaction, or a parent corporation thereof, having a fair market value not less than the amount determined under clause (i) above; or (iii) a combination of the payment of cash or other property pursuant to clause (i) above and the issuance of shares pursuant to clause (ii) above.

### 17.3 Adjustments

Adjustments under this Section 17 related to shares of Stock or securities of the Company shall be made by the Committee (as constituted prior to the Corporate Transaction), whose determination in that respect shall be final, binding and conclusive. The Committee shall determine the effect of a Corporate Transaction upon Awards, and such effect shall be set forth in the appropriate Award Agreement or as otherwise determined by the Committee in accordance with this Section 17. This Section 17.3 does not limit the Company's ability to provide for alternative treatment of Awards outstanding under the Plan in the event of change of control events that are not Corporate Transactions.

### 17.4 No Limitations on Company

The making of Awards pursuant to the Plan shall not affect or limit in any way the right or power of the Company to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure or to merge, consolidate, dissolve, or liquidate, or to sell or transfer all or any part of its business or assets.

## SECTION 18. GENERAL PROVISIONS

### 18.1 Disclaimer of Rights

No provision in the Plan or in any Award or Award Agreement shall be construed to confer upon any individual the right to remain in the Service of the Company or any Subsidiary, or to interfere in any way with any contractual or other right or authority of the Company either to increase or decrease the compensation or other payments to any individual at any time, or to terminate any Service or other relationship between any individual and the Company. In addition, notwithstanding anything contained in the Plan to the contrary, unless otherwise stated in the applicable Award Agreement, no Award granted under the Plan shall be affected by any change of duties or position of the Grantee, so long as such Grantee continues to be a director, officer, consultant or employee of the Company or a Subsidiary. The obligation of the Company to pay any benefits pursuant to this Plan shall be interpreted as a contractual obligation to pay only those amounts described herein, in the manner and under the conditions prescribed herein. The Plan shall in no way be interpreted to require the Company to transfer any amounts to a third party trustee or otherwise hold any amounts in trust or escrow for payment to any Grantee or beneficiary under the terms of the Plan.

### 18.2 Nonexclusivity of the Plan

Neither the adoption of the Plan nor the submission of the Plan to the shareholders of the Company for approval shall be construed as creating any limitations upon the right and authority of the Board or any committee thereof to adopt such other incentive compensation arrangements (which arrangements may be applicable either generally to a class or classes of individuals or specifically to a particular individual or particular individuals) as the Board in its discretion determines desirable, including, without limitation, the granting of stock options otherwise than under the Plan.

### 18.3 Withholding Taxes

No shares of Stock shall be delivered under the Plan to any Grantee until such Grantee has made arrangements acceptable to the Committee for the satisfaction of any income and employment tax withholding obligations under Applicable Laws. The Company or any Subsidiary shall have the authority and the right to deduct or withhold, or require a Grantee to remit to the Company, an amount sufficient to satisfy federal, state, local or foreign taxes (including the Grantee's payroll tax obligations) required or permitted by law to be withheld with respect to any taxable event concerning a Grantee arising as a result of this Plan. The Committee may in its discretion and in satisfaction of the foregoing requirement allow a Grantee to elect to have the Company withhold shares of Stock otherwise issuable under an Award or allow the return of shares of Stock having a Fair Market Value equal to the sums required to be withheld. Notwithstanding any other provision of the Plan, the number of shares which may be withheld with respect to the issuance, vesting, exercise or payment of any Award (or which may be repurchased from the Grantee of such Award after such shares of Stock were acquired by the Grantee from the Company) in order to satisfy the Grantee's federal, state, local and foreign income and payroll tax liabilities with respect to the issuance, vesting, exercise or payment of the Award shall, unless specifically approved by the Committee, be limited to the number of shares of Stock which have a Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the minimum statutory withholding rates for federal, state, local and foreign income tax and payroll tax purposes that are applicable to such supplemental taxable income (or, if approved by the Committee, such higher withholding rate permitted under applicable accounting rules).

### 18.4 Clawback of Awards

The Awards granted under this Plan and any cash payment or shares of Stock delivered pursuant to such Award are subject to forfeiture, recovery by the Company or other action pursuant to the applicable Award Agreement or any Company clawback or recoupment policy as in effect on the date of grant, including without limitation the La-Z-Boy Incorporated Policy on Recoupment of Incentive Compensation and any such policy which the Company may be required to adopt under Applicable Law or listing standards.

### 18.5 Protected Rights

Nothing contained in this Plan is intended to limit the participant's ability to (i) report possible violations of law or regulation to, or file a charge or complaint with, the Securities and Exchange Commission, the Equal Employment Opportunity Commission, the National Labor Relations Board, the Occupational Safety and Health Administration, the Department of Justice, the Congress, any Inspector General, or any other federal, state or local governmental agency or commission ("Government Agencies"), (ii) communicate with any Government Agencies or otherwise participate in any investigation or proceeding that may be conducted by any Government Agency, including providing documents or other information, without notice to the Company or (iii) under applicable United States federal law to (A) disclose in confidence trade secrets to federal, state, and local government officials, or to an attorney, for the sole purpose of reporting or investigating a suspected violation of law or (B) disclose trade secrets in a document filed in a lawsuit or other proceeding, but only if the filing is made under seal and protected from public disclosure.

### 18.6 Creditor's Rights

The Plan is intended to be an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Grantee pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Grantee any rights that are greater than those of a general creditor of the Company or any Subsidiary.

### 18.7 Captions

The use of captions in this Plan or any Award Agreement is for the convenience of reference only and shall not affect the meaning of any provision of the Plan or such Award Agreement.

### 18.8 Other Provisions

Each Award granted under the Plan may contain such other terms and conditions not inconsistent with the Plan as may be determined by the Committee, in its sole discretion.

### 18.9 Number and Gender

With respect to words used in this Plan, the singular form shall include the plural form, the masculine gender shall include the feminine gender, etc., as the context requires.

### 18.10 Severability

If any provision of the Plan or any Award Agreement shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction.

### 18.11 Governing Law

The validity and construction of this Plan and the instruments evidencing the Awards hereunder shall be governed by the laws of the state of Michigan, other than any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Plan and the instruments evidencing the Awards granted hereunder to the substantive laws of any other jurisdiction.

### 18.12 Code Section 409A

The Committee intends to comply with Code Section 409A, or an exemption to Code Section 409A, with regard to Awards hereunder that constitute nonqualified deferred compensation within the meaning of Code Section 409A. To the extent that the Committee determines that a Grantee would be subject to the additional twenty percent (20%) tax imposed on certain nonqualified deferred compensation plans pursuant to Code Section 409A as a result of any provision of any Award granted under this Plan, such provision shall be deemed amended to the minimum extent necessary to avoid application of such

additional tax. The nature of any such amendment shall be determined by the Committee. Notwithstanding anything to the contrary in the Plan (and unless the Award Agreement specifically provides otherwise), if the shares of Stock are publicly traded, and if a holder holding an award that constitutes “deferred compensation” under Code Section 409A of the Code is a “specified employee” for purposes of Code Section 409A, no distribution or payment of any amount that is due because of a “separation from service” (as defined in Code Section 409A without regard to alternative definitions thereunder) will be issued or paid before the date that is six months following the date of such holder’s “separation from service” (as defined in Code Section 409A without regard to alternative definitions thereunder) or, if earlier, the date of the holder’s death, unless such distribution or payment can be made in a manner that complies with Code Section 409A, and any amounts so deferred will be paid in a lump sum on the day after such six month period elapses, with the balance paid thereafter on the original schedule.

### 18.13 Foreign Employees

Without amending this Plan, the Committee may grant awards to eligible persons who are foreign nationals and/or reside outside of the United States on such terms and conditions different from those specified in this Plan as may in the judgment of the Committee be necessary or desirable to foster and promote achievement of the purposes of this Plan and, in furtherance of such purposes the Committee may make such modifications, amendments, procedures, subplans and the like as may be necessary or advisable to comply with provisions of laws in other countries or jurisdictions in which the Company or its Subsidiaries operates or has employees.

To record adoption of the Plan by the Board as of June 25, 2024, and approval of the Plan by the shareholders on _________, 2024, the Company has caused its authorized officer to execute the Plan.

# APPENDIX B

## Reconciliation of GAAP to Non-GAAP Financial Measures

| | Year Ended | | | |
|---|---|---|---|---|
| | 4/27/24 | | 4/29/23 | |
| (Amounts in thousands, except per share data) | | GAAP and Non-GAAP Operating Margin (% of Sales) | | GAAP and Non-GAAP Operating Margin (% of Sales) |
| GAAP operating income | $ 150,796 | 7.4 % | $ 211,439 | 9.0 % |
| Purchase accounting charges | 1,105 | | 338 | |
| Business realignment charges | — | | 609 | |
| Supply chain optimization initiative charges | 7,497 | | 10,817 | |
| Non-GAAP operating income | $ 159,398 | 7.8 % | $ 223,203 | 9.5 % |
| GAAP Diluted EPS (earnings per share) | $ 2.83 | | $ 3.48 | |
| Purchase accounting charges, net of tax, per share | 0.02 | | — | |
| Business realignment charges, net of tax, per share | — | | 0.01 | |
| Supply chain optimization initiative charges, net of tax, per share | 0.13 | | 0.19 | |
| Investment impairment, net of tax, per share | — | | 0.18 | |
| Non-GAAP Diluted EPS (earnings per share) | $ 2.98 | | $ 3.86 | |

**Non-GAAP Financial Measures**

In addition to the financial measures prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), this Proxy Statement also includes Non-GAAP financial measures. Management uses these Non-GAAP financial measures when assessing our ongoing performance. This Proxy Statement contains references to Non-GAAP operating margin and Non-GAAP Diluted EPS (earnings per share), each of which may exclude, as applicable, purchase accounting charges, business realignment charges, supply chain optimization initiative charges, and an investment impairment. The business realignment charges include severance charges related to the closure of our Newton, Mississippi manufacturing facility. The supply chain optimization initiative charges include asset impairment costs, accelerated depreciation expense, lease termination gains, severance costs, and employee relocation costs resulting from the closure, consolidation, and centralization of various global supply chain operations and includes the closure of our Torreón manufacturing facility (previously disclosed as Mexico optimization). The purchase accounting charges include incremental expense upon the sale of inventory acquired at fair value and the amortization of intangible assets and for FY 2023, an $0.8 million adjustment to the fair value of a contingent consideration liability. These Non-GAAP financial measures are not meant to be considered superior to or a substitute for La-Z-Boy Incorporated's results of operations prepared in accordance with GAAP and may not be comparable to similarly titled measures reported by other companies. Reconciliations of such Non-GAAP financial measures to the most directly comparable GAAP financial measures are set forth in the table above.

Management believes that presenting certain Non-GAAP financial measures will help investors understand the long-term profitability trends of our business and compare our profitability to prior and future periods and to our peers. Management excludes purchase accounting charges because the amount and timing of such charges are significantly impacted by the timing, size, number and nature of the acquisitions consummated and the success with which we operate the businesses acquired. While the company has a history of acquisition activity, it does not acquire businesses on a predictable cycle, and the impact of purchase accounting charges is unique to each acquisition and can vary significantly from acquisition to acquisition. Similarly, business realignment charges and supply chain optimization initiative charges are dependent on the timing, size, number and nature of the operations being closed, consolidated, or centralized, and the charges may not be incurred on a predictable cycle. Management also excludes impacts from investment impairment charges when assessing the company's operating and financial performance due to the one-time and infrequent nature of the transactions. Management believes that exclusion of these items facilitates more consistent comparisons of the company's operating results over time. Where applicable, the above "Reconciliation of GAAP to Non-GAAP Financial Measures" table presents the excluded items net of tax calculated using the effective tax rate from operations for the period in which the adjustment is presented.

LA-Z-BOY INCORPORATED

# 2024 ANNUAL MEETING

## When:

August 27, 2024, at 9:30 a.m. (Eastern Daylight Time)

## Proposals to Be Voted On:

| | Proposals | Board's Voting Recommendation |
|---|---|---|
| 1 | Elect the ten director nominees named in the Proxy Statement:<br>• Erika L. Alexander<br>• Sarah M. Gallagher<br>• James P. Hackett<br>• Raza S. Haider<br>• Janet E. Kerr<br>• Mark S. LaVigne<br>• Michael T. Lawton<br>• Rebecca L. O'Grady<br>• Lauren B. Peters<br>• Melinda D. Whittington | **FOR each nominee** |
| 2 | Ratify the selection of our independent registered public accounting firm for FY 2025 | **FOR** |
| 3 | Approve, through a non-binding advisory vote, the compensation of our named executive officers | **FOR** |
| 4 | Approve the La-Z-Boy Incorporated 2024 Omnibus Incentive Plan | **FOR** |

## Vote:

**Online**
www.proxyvote.com

**By Phone**
1-800-690-6903

**By Mail**
Completing, dating, signing and returning your proxy card

**In Person**
With proof of ownership and a valid photo ID

## Where:

Wright Room, Westin Detroit Metropolitan Airport, 2501 Worldgateway Place, Detroit, Michigan